UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                    Report on Economic and Financial Analysis

                                  December 2002

(1)  Cash deposit - no remuneration
(2)  Cash deposit - SELIC rate
(3)  Deposit in Government Securities
(4)  Cash deposit - Reference Rate (TR) + interest of 6.17% p.a.

(*)On adjusted stockholders' equity

Forward Looking Statements

This  Report  on  Economic  and  Financial  Analysis  contains   forward-looking
statements  relating to our  business  which are based on  management's  current expectations, estimates and projections about future events and financial trends which  could  affect our  business.  Words such as:  "believes",  "anticipates",
"plans",  "expects",  "intends",  "aims", "evaluates",  "predicts",  "foresees",
"projects",  "guidelines",  "should"  and similar  expressions  are  intended to identify  forward-looking  statements.  These  statements  are not guarantees of future  performance and involve risks and  uncertainties  which are difficult to
predict  and  which   could  be  beyond  our   control.   Furthermore,   certain
forward-looking  statements  are based on  assumptions  which future  events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual  results to differ  materially  include,  among others, changes in regional,  national and international commercial and economic conditions;  inflation rates, increases in customer default and any other delays in credit operations;  increases in the allowance for loan loss; loss of funding capacity;  loss of clientele  or  revenues;  our capacity to sustain and improve performance;  changes in  interest  rates which  could,  among  others,  have an adverse effect on our margins;  competition in the banking sector,  in financial services,  credit card services,  insurance,  asset management and other related sectors;  government  regulations and fiscal matters;  disputes or adverse legal proceedings  or ruling;  as well as credit  risks and other loan and  investment activity risks.

Accordingly, the reader should not place undue reliance on these forward-looking statements.  In any case, these forward-looking  statements are valid only as of the date they are made.  Except as required  under  applicable  legislation,  we assume no obligation whatsoever to update these statements,  whether as a result of new information, future events or any other motive.

1 - Analysis of Consolidated Results

o    Profitability
o    Comparative Statement of Income
o    Analysis of the Statement of Income
o    Results by Activity
o    Increase in the Main Statement of Income Items Compared to Prior Year
o    Increase in Financial  Margin Items plus  Exchange  Adjustment  Compared to
     Prior Year
o    Analysis of the Adjusted Financial Margin and Average Rates
o    Allowance for Loan Losses
o    Commissions and Fees
o    Administrative and Personnel Expenses
o    Human Resources
o    Operating Efficiency
o    Activity-Based Management
o    ISO 9001 and 9002 Accreditation

2 - Consolidated Equity Analysis

o    Balance Sheet by Currency
o    Comparative Balance Sheet
o    Equity Analysis
o    Securities
o    Credit Operations
o    Funding
o    Savings Accounts
     Asset Management and Own Working Capital

3 - Consolidated Information for the Period and Operating Structure

o    Balance Sheet
o    Statement of Income for the Period
o    Results per Thousand Shares
o    Net Book Value and Net Market Value
o    Cash Generation
o    Change in Number of Shares
o    Performance Ratios
o    Other Ratios
o    Risk Management
o    Added Value
o    Customers
o    Customer Service Network
o    Banco Postal
o    Internet and Web-based Products
o    Bradesco Day and Night (BDN)
o    Telebanco
o    Cards
o    Corporate Banking
o    Private Banking
o    Capital Market
o    Foreign Exchange
o    Collection and Tax and Utility Collections
o    Stock, Custody and Controllership Services
o    Investments    in     Infrastructure,     Information     Technology    and
     Telecommunications
o    Bradesco  Announces its Integration  Commitment with BBVA for Operations in
     Brazil
o    Bradesco acquires Third-party Fund Administration and Management Activities of Banco J.P. Morgan S.A.
o    BCN
o    Banco Finasa S.A.
o    Banco Mercantil de São Paulo S.A.
o    Bradesco S.A. CTVM
o    Bradesco Securities, Inc.
o    Leasing
o    Bradesco Consórcios Ltda.
o    Insurance
o    Private Pension Plans
o    Savings Bonds
o    Risk Ratings
o    Ranking
o    Awards
o    Sociocultural Events
o    Summary of the Financial Statements - at December 31
o    Historical Data
o    Corporate Organization Chart
o    Bradesco Foundation
o    Independent Auditors' Report

4 - Consolidated Balance Sheet and Statement of Income - 1998 to 2002

5 - Financial Statements and Independent Auditors' Report

Certain  figures  included  in this  document  have  been  subject  to  rounding adjustments. Accordingly figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

1 - Analysis of Consolidated Results

Profitability

The return on stockholders' equity for 2002 was 18.7% and return on total assets was 1.4%

Net income for the year was 6.8% lower than net income for 2001.

Net income for the 4th quarter of 2002 was R$ 698 million,  an increase of 66.2%
over the prior quarter.

Comparative Statement of Income (in millions of reais)

Analysis of the Statement of Income (in millions of reais)

Results by Activity (in millions of reais)

Increase  in the Main  Statement  of Income  Items  Compared  to Prior  Year (in
millions of reais)

Increase in Financial  Margin Items plus Exchange  Adjustment  Compared to Prior
Year (in millions of reais)

Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

Securities x Profit on Security Transactions

Total Assets x Income from Financial Intermediation

Funding x Expenses

Borrowings and Onlendings (Local and Foreign) x Expenses

Total Assets x Financial Margin

Financial Market Indicators

ANALYSIS OF THE ADJUSTED FINANCIAL MARGIN AND AVERAGE RATES

Despite the turbulent  economic  scenario in 2002,  Bradesco's  financial margin
(before  PDD)  totaled R$ 13,713  million,  an  increase of 35.7% over the prior year. A number of factors motivated this growth rate, including the following:

o    USD variation for the year (2001: 18.7% and 2002: 52.3%).
o    Basic interest rate increases.
o    Acquisition of Banks: BEA, Banco Mercantil and Banco Cidade.
o    Partnership  entered into with the Brazilian  Postal and Telegraph  Company
     (ECT) for the creation of the post-office  bank,  Banco Postal,  with 2,500 branches  installed  at the  year-end,  1,467 of which were  opened in 4Q02 alone.
o    Partnership entered into with Ford for consumer financing and auto leasing.
o    Increase in number of customers.

The financial margin in 4Q02 totaled R$ 3,920 million, a 28.9% increase over the same period last year and a decrease of 9.9% as compared to 3Q02. We stress that the final  quarter of 2002 was  significantly  impacted  as a result of exchange variation for the quarter (3Q02: 36.9% and 4Q02: -9.3%).

We present below an analysis of the main product groups which generate financial margin:

o    The credit portfolio at the end of 2002 presented a growth rate of 14.3% as compared  to the  prior  year in a total  amount  of R$  50.8  billion.  In comparison  with 3Q02,  there was a slight  downturn  of 5.2%,  mainly as a result of exchange  variation for the period and Bradesco's  more selective credit  granting  strategy,  as shown by the drop of 35.4% in expenses  for loan losses which fell from R$ 896.1 million in 3Q02 to R$ 578.9 million in
     4Q02.

o    The balance of total deposits in  December/02 of R$ 56.4 billion  increased by 37.2% as compared to 2001,  with demand deposits up by 65.9% and savings deposits by 13.2%. In comparison to 3Q02, demand deposits grew by 16.8% and savings deposits by 3.1%.  These increases are partially  derived from fund portfolio  mark-to-market  and also from the  acquisitions and partnerships entered into by Bradesco, as well as its ongoing efforts in the securing of new customers.

o    Technical  reserves for insurance,  private pension plans and savings bonds totaled R$ 19.2 billion in  December/2002,  a growth rate of 38.3% over the prior  year and 15.4% in  comparison  with  September/02.  These are mostly medium and long-term funds providing improved investment conditions.

The  financial  margin on total  average  assets for 2002  increased  by 0.9% as compared to 2001,  from 9.9% to 10.8%,  however,  when compared to 3Q02 and 4Q02 annualized,  this  percentage  drops by 2.3%.  These figures are impacted by the significant exchange variation,  which was positive in relation to the full-year analysis and negative in relation to 4Q02.

Adopting a conservative approach,  Bradesco recorded an additional provision for market  risk  fluctuation.  The result of  exchange  variation  for 2002,  which contributed  to the  formation  of the  aforementioned  margins,  was  partially recorded as a provision with the U.S.  dollar locked at R$ 3.00.  This provision was recorded in other operating  expenses,  accordingly outside of the financial margin.

Adjusting this provision for volatility  and other  non-recurring  amounts,  the financial  margin,  annualized,  on total average assets  increases from 8.9% in
3Q02 to 12.9% in 4Q02 and remains at 10.0% when  accumulated  for the year,  for both 2001 and 2002.

Allowance for Loan Losses

Movement of allowance for loan losses

Allowance for Loan Losses (PDD) on Credit and Leasing Operations

Expenses  for  Provision  for Loan  Losses on Income  from  Credit  and  Leasing
Operations

Commissions and Fees

Administrative and Personnel Expenses

Integrated Cash Management

Concept

This is a weekly cash planning  methodology  which  determines on a timely basis and  based on  historical  demand,  the  number  of cash  deliveries/collections required by the branches,  as well as establishing  overnight limits and average
balances   based  on  demand,   security  and  compulsory   deposit   regulation
requirements.

Benefits

-    Weekly  planning of cash needs for a 5-day period,  based on the historical demand of the prior 6 months.

-    Facilitates decisions in respect of when and how much needs to be delivered and/or collected, based on projected requirements.

-    Takes greater  advantage of cash inflows  decreasing  costs for  transport, processing and custody.

Results

The Integrated Cash Management  System  implemented in 1,217 branches  generated savings of more than 25% in relation  to  transport  expenses  during the period from January to November 2002.

Cash Transfers between Financial Institutions

Concept

Through  this  system,  the local  Commercial  Banks can  transfer  cash amounts depending on the corresponding availability via management terminals.

Benefits

Decrease in costs for armored car transport and Brazilian  Central Bank charges, as well as time saved in filling  out a number of  documents,  such as  dispatch orders etc., expediting the process.

Results

In 2002,  Bradesco  and BCN saved  approximately  6% in  relation  to  transport expenses and Central Bank charges.

Mailbag Transport

In 2002,  the Bank saved more than 20% in relation to the total  amount spent on document postage as a result of negotiating courier services.

Human Resources

At December 31, 2002, Bradesco's headcount, including its subsidiaries,  totaled
74,393 employees. This increase compared with the headcount at December 2001 was a result of the acquisition of Banco BEA, Banco  Mercantil de São Paulo,  Scopus
Tecnologia  and Banco Cidade,  whose  activities  were  transferred  to BCN, the creation  of new call  centers  and the opening of new  Bradesco  Branches.  The following table presents the evolution of Bradesco's headcount.

Benefits  offered by Bradesco to its  employees  include  health  insurance  and dental care, as well as a supplementary retirement pension plan. At December 31,
2002,  Bradesco's  accumulated  expenditure  for these  benefits  totaled R$ 723 million.

Human Resources in December/2002

Personnel Expenses

At December 31, 2002,  Bradesco's  personnel  expenses totaled R$ 4,076 million, including expenses for salaries,  benefits, social charges,  training,  employee profit sharing and others.

The following pie graph presents the  percentage  share of each item in relation to total Bradesco personnel expenditure:

Composition of Personnel Expenses in December 2002

Personnel Expenses by Types of Company in December 2002

Training

Bradesco's staff training activities are tuned to its organizational strategies, to the ongoing  improvement of its customer  service quality and to its capacity to produce results.

Accordingly,  the Training  Program  uses  tailor-made  methodologies,  offering in-class or  self-training  courses to all its staff designed to meet both their professional and personal development needs.

The most  innovative  of these  training  methodologies,  permitting  the  rapid inclusion  of a  considerable  number of  employees,  is the  'Treinet',  online training program which was used in 2002 by 60,955 employees for courses in Basic
Banking  Integration,  Financial  Mathematics,  Business  Accounting and Balance
Sheet Analysis, Financial Market and Investments,  Loans and Financing, Business
Support   Platforms,    Convenience   Services,    Internal   Control   Systems,
Capitalization  and Vida e  Previdência.  In  addition,  15 new courses  will be introduced at the beginning of 2003.

Through the important partnership agreements entered into with Consulting Firms,
Universities  and  Business  Schools,  such as  USP,  FGV and  IBMEC,  the  Bank qualifies its professionals to operate in the Organization's  diverse specialist segments,  including  Bradesco  Empresas (Middle Market),  Corporate and Private
Banking and Bradesco Consortiums.

Particular  emphasis should also be given to the specialization  courses offered at  post-graduate  level.  nine  groups  were  formed in  courses  such as:  MBA
Controller,  Marketing and Finance,  Business Process Management,  Foreign Trade
and  International  Operations  and  Banking  Business,  given at the  following institutions FIA, FIPE, FIPECAFI - USP and FGV.

Bradesco's  compliance  culture was also strengthened  through distance learning courses, via manuals and Treinet available to all the Organization's employees.

During the period from January to December  2002,  1,192 courses were given,  in
10,522 groups, with 376,117  participations and a total of 4,648,994 hours spent in training, as well as investments to the order of R$ 49 million.

Increase in Employee Training Participation

Total Amount Invested in Training

Operating Efficiency

Despite  acquisitions  during the year,  the efficiency  ratio remained  stable, adjusting  the  additional  provision for market risk  fluctuation  on permanent investments abroad based on a US dollar rate R$ 3.00.

Operating Efficiency (%)

Activity-Based Management

As part of the  Organization's  ongoing  pursuit to  optimize  its  results  and performance,  Bradesco  commenced a process in 2000 designed to introduce a cost
control  culture,   through  the   implementation  of   Activity-Based   Costing
methodology (ABC) providing,  among others,  support for studies relating to the
formation  and  negotiation  of  banking   charges,   costing   information  for
performance  management,  decision-making  support  and  customer  profitability purposes and the formation of a database for analyses  regarding the unification and rationalization of the Bank's different units.

The  recent  adoption  of ABM  methodology  (Activity-Based  Management)  is now leading us towards cost  prevention  practices,  with a  pro-active  approach as regards  the  identification  of  opportunities.  Thus,  at the same  time as we improve  our  processes,  we are also  able to  seamlessly  integrate  operating performance with strategic  objectives,  in the pursuit to create and/or sustain competitive advantages and value for both our customers and stockholders.

Accordingly,  the mission of the  activity-based  management model is to provide ongoing support for planning and  controlling the Bank's business  processes and to promote the permanent  improvement  of operating  and tactical  issues and to provide a firm basis for their strategic gearing.

ISO 9001 and 9002 Accreditation

More  than  50  Bradesco  products  and  services  have  obtained  this  quality accreditation,  and over 80% are  compatible  with ISO  9001:2000  requirements,
evidencing   Bradesco's   ongoing  efforts  to  ensure  that  all  its  business
initiatives  offer  increasing  ease and  convenience  based  principally on the excellent quality offered to customers.

2 - Consolidated Equity Analysis

Balance Sheet by Currency

Comparative Balance Sheet

In millions of reais

	Accumulated to December 2001	Accumulated to December 2002	% Variation	3rd Qtr. 2002	4th Qtr. 2002	% Variation
ASSETS						
Current assets and long-term receivables	105,768	137,290	29.8	134,481	137,290	2.1
Funds available	3,086	2,786	(9.7)	2,548	2,786	9.3
Short-term interbank investments	3,867	21,473	455.3	12,380	21,473	73.4
Securities and derivative financial instruments	40,513	37,004	(8.7)	37,590	37,004	(1.6)
Interbank and interdepartmental accounts	5,318	13,135	147.0	10,798	13,135	21.6
Restricted deposits:						
Brazilian Central Bank	4,907	12,520	155.1	9,298	12,520	34.7
Other	411	615	49.6	1,500	615	(59.0)
Credit and leasing operations	36,699	41,136	12.1	43,729	41,136	(5.9)
Credit and leasing operations	39,579	44,678	12.9	47,457	44,678	(5.9)
Allowance for loan losses	(2,880)	(3,542)	23.0	(3,728)	(3,542)	(5.0)
Other receivables and assets	16,285	21,756	33.6	27,436	21,756	(20.7)
Foreign exchange portfolio	5,546	10,026	80.8	15,631	10,026	(35.9)
Other receivables and assets	10,800	11,852	9.7	11,896	11,852	(0.4)
Allowance for losses	(61)	(122)	100	(91)	(122)	34.1
Permanent Assets	4,348	5,483	26.1	5,670	5,483	(3.3)
Investments	885	513	(42.0)	566	513	(9.4)
Property and equipment in use and leased assets	2,199	2,558	16.3	2,640	2,558	(3.1)
Deferred charges	1,264	2,412	90.8	2,464	2,412	(2.1)
Deferred charges	393	469	19.3	466	469	0.6
Goodwill on acquisition of companies, net of amortization	871	1,943	123.1	1,998	1,943	(2.8)
TOTAL	110,116	142,773	29.7	140,151	142,773	1.9
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current and long-term liabilities	87,352	113,624	30.1	113,845	113,624	(0.2)
Deposits	41,084	56,363	37.2	55,871	56,363	0.9
Demand deposits	8,058	13,370	65.9	11,448	13,370	16.8
Savings deposits	18,311	20,731	13.2	20,116	20,731	3.1
Interbank deposits	40	24	(40.0)	24	24	–
Time deposits	14,675	22,238	51.5	24,283	22,238	(8.4)
Deposits received under security repurchase agreements	14,057	16,013	13.9	7,230	16,013	121.5
Funds from acceptance and issuance of securities	4,801	3,137	(34.7)	5,839	3,137	(46.3)
Securities issued abroad	3,972	2,650	(33.3)	5,074	2,650	(47.8)
Other resources	829	487	(41.3)	765	487	(36.3)
Interbank and interdepartmental accounts	955	1,944	103.6	1,386	1,944	40.3
Borrowings and onlendings	14,034	16,438	17.1	19,355	16,438	(15.1)
Borrowings	7,887	9,391	19.1	12,430	9,391	(24.4)
Onlendings	6,147	7,047	14.6	6,925	7,047	1.8
Derivative financial instruments	112	577	415.2	1,642	577	(64.9)
Other liabilities	12,309	19,152	55.6	22,522	19,152	(15.0)
Foreign exchange portfolio	1,344	5,002	272.2	8,784	5,002	(43.1)
Taxes and social security contributions, social and statutory payables	3,944	5,030	27.5	3,784	5,030	32.9
Commited technical reserves for insurance, savings bonds and private pension plans	1,006	1,139	13.2	1,064	1,139	7.0
Subordinated debt	970	3,322	242.5	2,386	3,322	39.2
Sundry	5,045	4,659	(7.7)	6,504	4,659	(28.4)
Technical reserves for insurance, savings bonds and private pension plans	12,848	18,016	40.2	15,536	18,016	16.0
Deferred income	9	16	77.8	13	16	23.1
Minority interest in subsidiaries	139	271	95.0	257	271	5.4
Stockholders' equity	9,768	10,846	11.0	10,500	10,846	3.3
TOTAL	110,116	142,773	29.7	140,151	142,773	1.9

Equity Analysis (in millions of reais)

Securities (in millions of reais)

Summary of the classification of securities at December 31, 2002

Composition by Maturity

Credit Operations (in millions of reais)

We present below the  composition  of the credit  portfolio by type of operation and economic activity sector.

Credit Portfolio by Activity Sector (in millions of reais)

At the end of 2002,  some  99.5% of the credit  portfolio  was  directed  to the private sector,  with no significant  movement compared to the prior quarter. By economic activity sector,  manufacturing was most affected by lagging production levels  during the year,  nevertheless  this sector  maintained  the majority of credit  volume with a 31.0% share of total  operations,  particularly,  food and beverages, steel, metal products and mechanics.  Credits directed to the service sector,  including financial  intermediaries,  comprised 23.6%, whereas commerce and  farming/livestock  raising  recorded  a 16.1%  and  2.0%  portfolio  share, respectively. Loans to consumers comprised 26.8% of the portfolio.

Portfolio Performance

The development of bank credit in 2002 was again influenced by the uncertainties which marked the economic and political scenario during the year, resulting in a more selective credit granting strategy,  which as well as exchange  volatility, particularly impacted final quarter results.

The  maintenance  of an austere  Monetary  Policy and a substantial  increase in interest rates resulted in low economic activity levels for the year,  reflected for the most part by industrial  production stagnation and a consequent decrease in the overall demand for credit.

Specifically in the case of consumer  loans,  shrinking  personal  incomes and a cautionary approach as to the commitment of future funds, motivated this segment to maintain the trend of settling  amounts  owed,  particularly  with  resources derived from the release of FGTS refunds.

As a result, Bradesco's consolidated credit portfolio totaled R$ 50.8 billion in
December,  which  despite a decrease of 5.2% for the quarter  caused by exchange effects, presented an annual growth rate of 14.3% in comparison with 2001.

Credit Portfolio Composition Distributed by Risk Levels

Analyzing the distribution of the Bradesco  portfolio by risk level, the quality of the credit  assets for the quarter  remained  stable as compared to the third quarter.  The operations  concentrated  between  levels AA and C,  classified by
BACEN as normal course  operations,  totaled 90.9% of the  accumulated  balance.
2.7% of  operations  were  classified  at risk  administration  level D and will remain so until this risk is reduced or  guarantees  with greater  liquidity are obtained. Only 6.4% were considered to be abnormal course operations, subject to partial  loss  after the  application  of  customary  recovery  procedures.  The maintenance of these rates  reflects the permanent use of credit  assessment and monitoring instruments.

Consolidated

The volume of the  allowance  for loan  losses at December  31, 2002  totaled R$
3,665 million,  corresponding to 7.2% of total credit  operations.  However,  of this amount,  only 53.0% effectively  comprises overdue operations (past due and falling due) compared to 55.7% at September  30, 2002 and the remaining  portion
is  recorded  as  a  precaution   only,   based  on  the   customers'   internal
classification or to cover specific and general portfolio risks.

Movement of the Portfolio Between December/2001 and December/2002

The  performance of the  consolidated  credit  portfolio for the 12-month period ended December 31, 2002,  despite the low level of economic  activity during the period,  evidences  the  maintenance  of the quality of the assets,  mainly as a result of new  borrowers,  representing  a 12.6% increase in total loans for the period.

Portfolio Movement between December/2001 and December/2002

As a result,  in  annual  terms,  the  quality  of the  credits  granted  to new borrowers  is  proving  to be  increasingly  solid  and  accordingly  the  total percentage  of credit  operations  classified  as normal  course  (from AA to C)
maintained its upward trend,  attaining  90.9% at the 2002 year-end (as compared to 90.7% at the end of the third quarter).

Concentration of Credit Portfolio

Credit Portfolio Indicators

To  facilitate  the  analysis of the Bank's  credit  portfolio  performance,  we present  below,  on a  consolidated  basis,  a  comparative  summary of the main parameters, based on the rules established by BACEN for recording provisions.

The 2002 year-end figures confirm the low credit risk of the Bradesco portfolio,
as  a  result  of  its  comfortable   coverage  levels  and  moreover  that  the
Organization's  credit asset expansion strategy is being applied on a secure and consistent basis.

Funding

Deposits by Maturity (In millions of reais)

Demand Deposits

Savings Accounts

The balance of Bradesco  Organization  Savings Accounts ended the fourth quarter of 2002 with R$ 20.7 billion in deposits, comprising a 18.5% market share of the
Brazilian Savings and Loan System (SBPE).

Savings Account Deposits

Savings accounts - Market share

Savings Accounts

Asset Management and Own Working Capital

Acquisition of the portfolios managed by Deutsche, Mercantil, BEA and Cidade

In 2002,  the  investment  funds and  portfolios  acquired  from  Deutsche  Bank
Investimentos  DTVM,  Banco Mercantil de São Paulo,  Banco do Estado do Amazonas
(BEA) and Banco Cidade were aggregated to the assets managed by BRAM.

BRAM receives ISO 9001/2000 accreditation

At the 206th Meeting of the  Accreditation  Committee of Fundação Carlos Alberto
Vanzolini,  held on June 28, 2002,  approval was given for  Accreditation of the
Quality System of BRAM - Bradesco Asset Management Ltda., in accordance with the following standards and scope:
Standard: NBR ISO 9001/2000
Scope: Third-party Asset Management (Funds and Portfolios) - Retail
Standard: NBR ISO 9001/2000
Scope: Third-party Asset Management (Funds and Portfolios) - Exclusive

Exame magazine rates Bradesco as Brazil's Best Fund Manager

Bradesco was rated Brazil's best investment fund manager in 2002.

This was the  result of one of the most  complete  and  well-respected  industry analyses  conducted by the Center for Finance  Studies of the  Fundação  Getúlio
Vargas and published in Exame's Fund Guide. The assessment  covered 1,000 of the country's main open and non-exclusive  investment funds.  Bradesco with a number of award-winning funds was also ranked best manager in the retail category.

This recognition  confirms the appropriateness of Bradesco's  strategic decision to promote an investment policy focused on  specialization  and customer service quality.

Assets Under Management

Funds

Portfolio

3 - Consolidated Information for the Period and Operating Structure

Balance Sheet

Statement of Income for the Period

Results per Thousand Shares

Net Book Value and Net Market Value (per thousand shares)

Market Value (number of shares x average last-day price for the period)

Cash Generation

Change in Number of Shares (million)

Performance Ratios (annualized)

Other Ratios

Other Indicators

Risk Management

Structure

The economic stability brought by the Real Plan prompted the Brazilian financial sector to  develop  sophisticated  risk  management  policies.  An  increasingly
high-powered  market,   globalization  and  advanced  technology  motivated  the
creation of specific procedures for monitoring and controlling risks.

Bradesco,  permanently  alert to  these  changes,  has  developed  a  number  of mechanisms  in recent  years  designed  to plan,  control  and  manage the risks inherent to its banking  activities  and which  include the  following:  credit, market, operating and liquidity risks, as well as management of risk capital and internal controls.

A culture responsible for Risk Management and Compliance, allied with a thorough knowledge of the latest risk management processes,  provides a competitive edge, facilitating  the maintenance of stability,  continuity and increased  gains, as well as adding value to the Bradesco mark,  providing  transparency and ensuring that intelligent  decisions are made,  controlling  risks which properly balance the  return  ratio  and  optimize  the  allocation  of  capital  in  benefit  of stockholders and investors.

In addition to its banking  activity,  Bradesco has  extended its risk  analysis culture to  encompass  its equity  related  companies  such as  Bradesco  Vida e
Previdência,  Bradesco Saúde,  Bradesco Seguros and Bradesco  Capitalização,  as
regards actuarial and market risks.

During the 1st quarter of 2002, the Risk Management area incorporated the activities carried  out by  other  areas of the  Institution  responsible  for  compliance, including internal  controls,  operating risks,  information  security and money laundering  prevention  and is now known as the Risk  Management  and Compliance
Department.

The Risk  Management and Compliance  area is  independent  from other  operating areas, reporting directly to the president:

An  independent  process  for  monitoring,  controlling  and  managing  risks is critical  to  effective  management.  The area's  activities  are  governed by a standing  committee,  which evaluates positions and ratifies decisions involving control and limit policies.

A financial  institution  complies when all its  transactions are carried out in accordance  with the laws and rules in force in an ethical  manner and  avoiding conflict of interests.  The Compliance  department is designed to prevent damage and to manage legal,  regulatory and reputation  risks,  supporting the Branches and Departments in their daily activities.

Particular  emphasis is given to personnel and  technology  resources,  ensuring that the Bradesco  Group has  permanent  access to the  cutting-edge  technology required for managing the Organization's risks.

The new  organizational  structure is designed to  facilitate a greater focus on these  critical  activities and confirms the  Organization's  commitment to best corporate governance practice.

Credit Risk Management

Credit  risk is the  risk  arising  from  the  possibility  of  loss  due to the non-receipt of amounts  contracted with  counterparties  and related  creditors.
Credit risk management requires a strictly disciplined control over all analyses and transactions carried out, safeguarding process integrity and independence.

Credit Policy

The Organization's Credit Policy is designed to ensure maximum security, quality and  liquidity  in the  investment  of assets  and speedy  profitable  business, minimizing risks inherent to all types of credit operation, as well as directing the establishment of operating limits and the granting of credit.

Credit is granted based on a highly  automated and efficient  approvals  system, supported  by  assessment  policies  which are  geared by  constantly  improving technical parameters designed to ensure proper support for credit decisions.

As part of this system,  the Branches  operate  within  varying  limits based on their size and type of  guarantee,  while  specialized  credit  scoring  systems maximize  the speed  and  security  of the  approvals  process,  based on strict protection standards.

The credit committees located at the Bank's  headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits and managing this core strategic activity.

Operations are diversified,  non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that underlying  guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Market Segmentation

Bradesco operates on a segmented  service basis,  seeking to match its different products and services to the different profiles and size of its target public.

While Bradesco  Corporate Banking serves major companies with billings in excess of R$ 180 million,  high-income  consumer customers with funds for investment of more than R$ 1 million are served by Bradesco Private  Banking.  Other customers are classified on a retail basis as companies or consumers.

Bradesco is now  implementing  another phase of its segmentation  process,  this time focusing on middle-market companies. Bradesco Empresas (Bradesco Companies)
is designed to offer a quality service tailored to the specific  financial needs of this segment,  in the same way as major corporations are attended by Bradesco
Corporate Banking.

Methodology used for Credit Portfolio classification

In addition to supporting the  establishment of minimum  parameters for granting credit and managing  risk,  the credit risk scoring  system  established  by the
Brazilian Central Bank also facilitates the definition of differentiated  credit policies based on the customer's specific  characteristics and size, providing a basis for the  correct  pricing  of  operations  and for  establishing  the most appropriate guarantees for each situation.

In  accordance  with  internal  policy,   Bradesco  customer  risk  ratings  are
established on a corporate  basis and are  permanently  reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification - Corporate

In the case of consumer  customers,  the above risk  ratings are mainly  defined based on their registered  reference  variables which include:  income,  equity, restrictions and indebtedness, as well as performance and past relationship with the Bank.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating
rates  caused  by  mismatched   maturities,   currencies   and  indices  of  the
Institution's asset and liability portfolio.  This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent  with local and  international  market  realities,  ensuring that the
Organization's  strategic  decisions are implemented with speed and a high level of reliability.

The  Organization  adopts a conservative  policy regarding market risk exposure;
VaR (Value at Risk) limits are defined by Senior  Management,  and compliance is monitored daily by an area which is independent from portfolio  management.  The methodology  used to  determine  VaR  has a  reliability  level  of  97.5%.  The volatilities and  correlations  used by the models are calculated on statistical bases,  whereas future prospects are calculated based on economic  studies.  The methodology  applied and current  statistical  models are validated  daily using backtesting techniques.

We present below the VaR of the Consolidated Own Portfolio positions (Treasury):

In  addition,  a daily Gap  Analysis is  performed  to measure the effect of the movement in the  internal  interest  rate and  foreign  exchange  coupon  curves
(interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring,  control and management  structure and in accordance with Central Bank regulations, a daily verification is made of the
values  at  risk  for  the  fixed  and  foreign   exchange   positions   of  the
Organization's entire portfolio and of minimum capital requirements.

Operating Risk Management

Operating  risks are those  inherent to  activities  which  provide  support for transactions in which the Organization participates and may occur as a result of the  interruption  of business,  system  failures,  errors,  omission,  fraud or external events impacting the institution's results.

Following  recent  guidelines  issued  by  the  Basel  Committee  regarding  the measurement of Operating Risk by financial  institutions  and in anticipation of future capital requirements, the Organization has commenced the process designed to adapt the Bank to possible Brazilian Central Bank requirements. This process, parallel to compliance with future regulations, will be supplementary to present capital management policies, focusing on operating losses.

In tune with these committee  guidelines,  operating risk is managed at Bradesco based on the dissemination of culture, disclosure of policies and development of own  methodologies,  models and tools  which  permit  among other  factors,  the decrease in the cost of regulatory capital to be subscribed.

Operating  risk  management is designed to support  decision  making,  enhancing processes and activities based on the specific risk characteristics,  generating information  which permits  operating  risk  evaluation  and  identification  of current exposure levels.

The Organization  realizes that the exact method used by a financial institution to manage its  operating  risks will depend on a number of factors,  such as the size,  sophistication,  nature and complexity of its  activities.  Despite these differences,  the establishment of clearcut strategies which can be monitored by the directors and senior  management,  a strong internal controls  culture,  the efficient  management of information and contingency  planning are all deemed to be key elements for the construction of an appropriate operating risk management structure.

As  a  result  of  these  actions,   operating  risk  management  will  increase
competitive  edge,  allowing  greater  operating  efficiency  and the consequent increase in stockholder value, as well as extending the trust held by customers, the market and regulatory bodies.

Liquidity Risk Management

Liquidity  risk  management  is  designed to control  the  different  mismatched liquidation  terms of the Institution's  rights and obligations,  as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge  and  monitoring  of this risk are  critical  since  they  enable  the
Organization to settle transactions on a timely and secure basis.

At Bradesco,  liquidity risk management  involves a series of controls,  mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital Risk Management

The  Organization's  capital is  managed  to  optimize  the  risk-return  ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital
Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) - December 2002 - In millions of reais

Calculation

  Movement (%)

Internal Controls

Complementing  its  operating  risk  control  and  management  activities,   the
Organization has developed a number of systems,  policies and internal controls, over the years, to mitigate possible  potential losses generated by this type of risk.

Aware of the importance of these  controls,  Bradesco  implemented,  among other actions, an internal controls system (Compliance), as well as procedures for the prevention of money laundering and for guaranteeing  information  security which are subject to ongoing improvements. The validation of the activities,  controls and systems which support the Organization's banking transaction  infrastructure also falls  within this  context,  permitting  active  participation  in the new
Brazilian Payments System (SPB).

Added Value

Customers - Checking Accounts (million)

Consumer and Corporate Customers December/2002

Increase in Checking Accounts

Savings Accounts (million)

Customer Service Network

Customer Service Network (Branches)

Bradesco and Financial System

Customer Service Network (Branches) - Market Share - December/2002

Customer to Branch Ratio - Thousand

Banco Postal

On August 22, 2001,  Bradesco was declared  winner of the public bidding process conducted by the Brazilian Postal and Telegraph Company (ECT), for the exclusive right to use ECT branches to provide  banking  services under the  Correspondent
Bank  method,  devised by the  National  Monetary  Council and  disseminated  in
Resolution 2,707/2000 of the Brazilian Central Bank.

The first Banco Postal  branch was opened on March 25, 2002 in São  Francisco de
Paula, Minas Gerais, a town which despites its population of 6,533 had no bank.

Following an aggressive  implementation  plan in conjunction with the ECT, Banco
Postal's unit 2,500 was opened on December 31, 2002 in  Conservatória,  district of Valença,  RJ, some 159 km from the city of Rio de Janeiro, a town with 66,308 inhabitants.

The delivery of basic  financial  services to lower income groups is a worldwide challenge.  In Brazil,  this challenge is  particularly  urgent  considering the enormous  differences in income,  economic  opportunities  and  concentration of financial institutions in major centers.

The  Correspondent  Bank method adopted in partnership with the Brazilian Postal and Telegraph  Company (ECT) stands out in comparison  with other models used in
Brazil,  as a  result  of the  wide  range  of  products  and  services  offered integrating Banco Postal customers with Brazil's largest private bank branch and
ATM network.

This partnership confirms Bradesco's traditional commitment with Brazilians from all income brackets.

The results achieved from the units already in operation evidence the success of
Banco  Postal  and  permit an  optimistic  outlook  for  future  service  points considering  the  significant  number  of  accounts  opened  and the  volume  of transactions carried out:

Increase in the number of accounts opened in 2002

Transactions carried out in 2002 (Monthly)

Units installed in 2002 (Accumulated)

861 towns, which had had no previous access to banking services, now have access to Banco Postal facilitating the expansion of their business and giving Bradesco a significant  competitive  advantage,  as well as  contributing to the economic growth of these regions.

Banco  Postal  will also be  useful in towns or  regions  which  already  have a
Bradesco branch, since the expansion of alternative service outlets ensures that
Bradesco customers can be served closer to their work places or homes.

Map of Branches - Bradesco and ECT (Correios)

The project will provide important  business  opportunities for the Organization since, via the ECT branch service units,  Bradesco will be able to serve 100% of
Brazil's municipalities.

Internet and Web-based Products

Internet Banking - Users

Internet Banking - Transactions

Bradesco Internet Banking

Online since May 31, 1996, Bradesco Internet Banking  (www.bradesco.com.br) soon became a worldwide reference for Home Banking.

Bradesco  online  services were created to facilitate the day-to-day life of its customers,  offering  access to the  transactions  available  through the branch network from any point on the globe.

The internet is an important and profitable  customer relations channel,  adding value to both customers and stockholders.

Since it was first launched, Bradesco internet banking has focused on innovating and deploying the largest number of online services possible for its customers.

At  present,  Bradesco  Internet  Banking  offers  its  customers  more than 210 different services, which can be accessed 24 hours a day, seven days a week.

                             Main Available Services

Balances and statements          - Current account/savings account
                                 - Statements: summarized or in detail by period
                                 - Credit card: consultations, statements,
                                   revolving credit
                                 - Investments

Payments/Scheduling of payments  - Dockets
                                 - Public utility bills
                                 - Taxes, fees and contributions
                                 - Mobile phone credits - Micropayments
                                 - Direct debit

Transfers                        - Between Bradesco accounts
                                 - Other banks - DOC D and DOC E
                                 - Donations

Requests                         - Checkbooks
                                 - Copies of documents

Other                            - Income tax returns
                                 - Financial planning
                                 - Financial investments
                                 - Re-issue of payment receipts
                                 - Travelers Checks
                                 - Highway toll cards (chip-card credits)
                                 - Personal loans

Bradesco Internet Banking - Consumer Customers reported the following results at
December 30, 2002.

o    4.7 million registered customers.
o    264 million transactions.
o    45% increase in the number of transactions compared to December 2001.

ShopInvest Bradesco

In March 1999, Bradesco launched ShopInvest  (www.shopinvest.com.br),  the first
Brazilian retail bank broker to operate in BOVESPA's online Home Broker.

Through ShopInvest,  investors can access pertinent information and trade shares in BOVESPA, even if they are not Bradesco account holders. All of these services are  provided  free of charge  and  comply  with the same  rules  applicable  to bricks-and-mortar trading.

Customer demand for new options in the financial market, following the launching of Banco Bradesco's Investment site, resulted in the incorporation of all of the
Bank's products into this new business channel.

ShopInvest is  characterized  by its diversity of  investments.  Today there are nine Investment Rooms:  Shares;  Savings Bonds;  CDB; Funds; Real Estate;  BM&F
Savings Accounts; Vida e Previdência and Insurance.

As a result of these  strategic  investment  options,  ShopInvest  recorded  the following significant results at the end of December, 2002:

o    594 thousand registered users.

o    302  thousand  transactions  corresponding  to a 29.5%  increase  over  the results recorded at the end of December 2001.

ShopCredit

In May 2001,  Bradesco launched ShopCredit  (www.shopcredit.com.br),  the Bank's
Financing  and Loan  website  which offers a complete  portfolio  of  Bradesco's credit  lines.  The  products  are grouped  together for purchase by consumer or corporate  customers  with full  details on each option and  visitors  can use a simulator  to  calculate  amounts  and terms in the  Personal  Credit,  Consumer
Financing (CDC), Leasing,  Housing loans and Finame (Morderfrota,  Prefixado and
Proleite)  modes.  Visitors to the ShopCredit  website can also request personal loans quickly and securely.

At   the   end   of   December    2002,    ShopCredit    posted   409   thousand
transactions/operations carried out.

Bradesco Net Empresa

On September 18, 2001, Bradesco launched its new corporate banking website.

With  Bradesco  Net  Empresa,  companies  gained a new ally for  optimizing  the financial  management of their businesses.  Through this website,  companies can
operate  bank  accounts,   make  payments  and  collections  and  perform  other
transactions   without  having  to  visit  a   bricks-and-mortar   branch.   The
transactions are conducted on-line via Internet.

At the end of December 2002, Net Empresa posted the following results:

• 56,400 registered companies, with 38,100 in operation
• 1.7 million transactions/operations conducted

B2C (Business to Consumer)

Bradesco  Electronic  Trade was  created  in 1998 and soon  became a  successful hallmark. In the wake of this success, ShopFácil was launched in 2000, offering, among other services,  "Meios de Pagamento Eletrônico Bradesco" (Bradesco Online
Payment  Methods) - the safest,  most  practical  and economic  online  shopping method.

Bradesco is the only Bank in the world to date to receive ISO 9000 accreditation for its Online Commercial Payment Methods.

Bradesco Electronic Payment Methods comprise:  Electronic Wallet (Bradesco debit cards, PoupCard and Bradesco Visa and MasterCard Credit Cards),  Pagamento Fácil
(Easy Payment) and Boleto Bancário (Online Dockets).

There are currently 1,515 stores operating with Bradesco Online Payment Methods.

At the end of December 2002, B2C posted 12.8 million transactions/sales.

B2B (Business to Business)

In the B2B area,  emphasis should be given to the business  solutions offered by
Bradesco  comprising  the following:  a security and limits module,  B2B payment
methods,   management   tools   (buyer,   seller  and  bank)  and  a   financial
reconciliation module for the seller.

At present, the Bank offers the following Bradesco B2B Payment Methods:

• Online Docket
• Electronic Wallet (Credit Cards)
• Financing lines

Events that Marked 2002

--------------------------------------------------------------------------------
Launching of the new Online Account
Opening system
(http://www.bradesco.com.br)

In May,  Bradesco  presented its new online Account  Opening  system.  This is a modern and user-friendly module whereby proposals can be completed and forwarded online to the branch chosen by the  customer.  The new layout offers a choice of the type of  account  to be  opened  (personal  or  corporate)  location  of the visitor's  nearest  branch by zip code search and an online  proposal form ready for completion. In just one month 5 thousand proposals were received.
--------------------------------------------------------------------------------
Launching of CHIP
(http://www.bradesco.com.br)

On  August  1,  2002,  Bradesco  launched  its new  Internet  campaign  with the introduction of "Chip - the Bradesco  Internet Banking Virtual Mouse Character".
Chip's  mission is to  demystify  Internet  use  particularly  in respect of the security of  transactions;  to present  helpful tips on  available  products and services;  to secure customer fidelity;  to present the practical aspects of the worldwide  web for new  users and to create a  user-friendly  interface  between
"customer and  machine".  In just two months of  operation,  Chip's  hotsite has received more than 350,000 hits.
--------------------------------------------------------------------------------
Launching of the New Version of the
Financial  Channel Website
(http://www.canal.bradesco.com.br)

In  September,  Bradesco  presented  the new  version of its  Financial  Channel website.  The site  provides a channel  between the Bank,  investors  and market analysts  offering  Financial  Market news,  as well as the main features of the
Bank's investment products.
--------------------------------------------------------------------------------
Launching of the New ShopInvest Home Page
(http://shopinvest.com.br)

Bradesco presented its new investment website ShopInvest in September.  With its new  layout,  this  Home  Page  brings to the  screen  real  time  prices of the principal  assets,  currencies and financial market stock exchanges,  as well as
Intraday  information.  In  addition,  there  is  a  special  area  highlighting financial  market  events.  Emphasis  should also be given to the  website's new investment simulation and investor profile analysis areas.
--------------------------------------------------------------------------------
Download of  Automated  Toll  Collection  Application  (Smart Card) via Internet
Banking.
--------------------------------------------------------------------------------
Launching  the  new  Website  for  Customer   Service   Network   consultations.
--------------------------------------------------------------------------------
Implementation of the sale of Travelers Checks in USD. Yen and Euro via Bradesco
Internet Banking.
--------------------------------------------------------------------------------
Implementation of the International  Money Order Consultation  system for Nikkei customers via Bradesco Internet Banking.
--------------------------------------------------------------------------------
3rd and 4th Property Auctions for Major Investors

IIn  August  and  September,  Bradesco,  via  ShopInvest  (www.shopinvest.com.br
http://www.shopinvest.com.br),  held its 3rd and 4th Property Auctions for Major
Investors.  Over the period of these  events,  the website  received 35 thousand hits.  Results were  significant  with 100% of the  properties  sold for amounts
above  the  required   minimum  bid  and  with  the  majority   sold  at  sight.
--------------------------------------------------------------------------------

Business Standard Magazine Award - April/2002

Bradesco's  Internet  Banking  was rated  best in Brazil  according  to a survey carried  out by the  Research  Institute  of  Fundação  Getúlio  Vargas - SP for
Business Standard Magazine.
--------------------------------------------------------------------------------
Executivos  Financeiros  Magazine - June/2002

Best  Investment site - ShopInvest
Best Mobile Banking project - Bradesco Mobile Banking
--------------------------------------------------------------------------------
Aberje 2002 Award - July/2002

Best website in the Internet Bank category - Case: Bradesco
Internet Banking: Banking Services at a Click.
--------------------------------------------------------------------------------
Global  Finance  Best  Internet  Banks  2002 Award - September 2002

Best  Consumer  Internet  Bank -  Brazil/Latin  America
World's Best Consumer Integrated Site (Worldwide and Latin America).
--------------------------------------------------------------------------------
Marketing  Best -  November/  2002

Case:  "Chip -  Bradesco's  Internet  Banking Virtual Mouse Character"
--------------------------------------------------------------------------------
ADVB Award - Top de Internet - December/2002

Case: "Chip - Bradesco's Internet Banking Virtual Mouse Character"
--------------------------------------------------------------------------------

Other Services:
--------------------------------------------------------------------------------
Bradesco Internet Banking for the Visually Impaired

At the end of December  2002,  Internet  Banking for the  Visually  Impaired had
2,228 registered users.
--------------------------------------------------------------------------------
Web Point

At present,  there are 100 web point terminals  installed.
--------------------------------------------------------------------------------
Bradesco Net Express

At the end of December 2002,  Bradesco Net Express posted the following results:
11.5 million  transactions,  6 million  accesses and 1,850 companies  connected.
--------------------------------------------------------------------------------
Infoemail

At the  end of  December  2002,  this  service  had  125,000  registered  users.
--------------------------------------------------------------------------------
Infocelular

At the end of December 2002, this service had 3,551 registered users.
--------------------------------------------------------------------------------
"Fale com o Bradesco"

The  Bradesco  website  offers an online  communication  channel  through  which customers can clarify doubts and send suggestions or complaints  relating to all
Bradesco's products and services. This channel covers all matters related to the
Bank's diverse products and services.
--------------------------------------------------------------------------------
Donations

With the social area in mind,  Bradesco's Internet Banking site offers Donations
customers  the   opportunity   to  make  donations  to  a  number  of  different
philanthropic entities and institutions.
--------------------------------------------------------------------------------
WebTA

Through  this  system  launched  on  September  15,  2000,  data  files  can  be transmitted over the internet with maximum security.
--------------------------------------------------------------------------------
Easy Payment System

Customers  can use the  Bradesco  free  Infoemail  service to receive  bills for payment via e-mail,  as well as balance  information,  financial market news and other interesting information.
--------------------------------------------------------------------------------
WAP Mobile Banking

This service registered 1,225 thousand transactions at the end of December 2002.
--------------------------------------------------------------------------------
WAP Micropayments

At  the  end  of  December  2002,  this  service  had  4,650  registered  users.
--------------------------------------------------------------------------------

Other Bradesco Organization Websites:

o    Investor Relations - (http://ri.bradesco.com.br/)
o    Bradesco Foreign Exchange - (www.bradescocambio.com.br)
o    Bradesco Corporate Banking - www.corporatebradesco.com.br)
o    The Bradesco Foundation - (www.fb.org.br)
o    Bradesco Insurance - (www.bradescoseguros.com.br)
o    Bradesco Vida e Previdência - (www.bradescoprevidencia.com.br)
o    Financial Channel - (www.canal.bradesco.com.br)
o    The Bradesco Card Website - (www.bradescocartoes.com.br)
o    Personal Finance Portal - (www.bradesco.com.br/indexpf.html)
o    Corporate Finance Portal - (www.bradesco.com.br/indexpj.html)
o    Portal for the Visually Impaired - (www.bradesco.com.br/indexdvisual.html)
o    Online         Shopping         Portal        -         Consumers         -
     (www.bradesco.com.br/index_comerciopf.html)
o    Online         Shopping         Portal        -         Corporate         -
     (www.bradesco.com.br/index_comerciopj.html)
o    University                 Student                 Portal                 -
     (www.bradesco.com.br/index_conta_universitaria.html)

Websites, Products and Services under Construction and Development

o        Corporate Banking (new version)
o        Private Banking (new version)
o        Bradesco Consórcios Website
o        Bradesco Empresas Website
o        University Student Portal (new version)
o        MultiChannel CRM
o        B2B Buyer and Vendor Financing
o        B2B Payments Method System

Bradesco Day and Night (BDN)

BDN ATM Network Evolution:

The BDN's Competitive Edge

Bradesco  Day  and  Night  ATM  Network  is  Brazil's   largest   private-sector
self-service  network with 22,847  terminals  (Bradesco - 21,210,  BCN - 990 and
Mercantil de São Paulo - 647).

The Bradesco Day and Night ATM Network is  accredited  by the NBR ISO  9001/2000
Quality Management System.

Strategically  present in areas of important  economic  agglomeration  including shopping malls, hypermarkets, supermarkets, airports, service stations, etc.

The Bradesco Day and Night ATM Network  terminals were responsible for more than
1.5 billion transactions at 2002, a daily average of 4.5 million transactions. A
15.3% growth rate over the prior year.

In 2002,  via BDN Network  transactions:  - The number of personal loans grew by
33.7% and financial  volume by 30.3%  compared to 2001. - The  financial  volume transacted by the Bradesco BDN ATM Network terminals surpassed R$ 115 billion, a
73.2% increase over the amount  recorded in 2001.

The Bradesco Day and Night ATM Network can also be used by the  customers of BCN and Mercantil de São Paulo.

BDN Network Distribution - Monthly Productivity - December/2002

Volume of IPVA(*) Payments

Number of BDN Network ATMs

Volume of Transactions accumulated in 2002

Telebanco

Integrated  Call Centers:  Bank,  Cards,  Pension Plans,  Alô Bradesco,  BCN and
Finasa

Increase in Number of Calls - million

Evolution of Financial Volume (in millions of reais)

Highlights:

o    14.5 million electronic voice-response calls per month.
o    4 million personalized service calls per month.
o    2.4 million customers access Telebanco per month.
o    R$ 424 million in financial volume from  transactions per month totaling R$
     4.9 billion in 2002.
o    More than 229 million calls received in 2002.
o    96% of  Personalized  Service call  queries are  resolved  during the first contact.
o    724 call-center  representatives were trained and designated to other areas
     of  the  Organization,   particularly  the  sales  areas,   totaling  1,200
     representatives transferred up to December 2002.
o    First  financial  segment call center to be accredited  pursuant to the new
     ISO 9001/2000 requirements.
o    A record 5.9 million products were sold up to December 2002.
o    In June 2002,  Telebanco  received the e-finance  award from the Executivos
     Financeiros Magazine in the Best Call Center category, and;
o    Utilization of labor  management  and service  quality  processes  based on cutting-edge  tools  which  increase  productivity  and  guarantee  ongoing customer  service  enhancement.  Customer  segmentation  based on  specific
     needs,   routing   calls   directly   to  the   corresponding   specialized
     representatives.

Cards (million)

Credit Cards

In 2002,  despite the adverse  scenario as a result of the general election year and the crisis in Argentina,  the number of Bradesco  credit cards  increased by
30%, while the Visa and Mastercard  market increased in conjunction by 17%. This growth rate expanded our market share from 13% in 2001 to 15% in 2002.

In terms of  billings,  Bradesco  recorded R$ 8.3 billion in 2002,  a 22% growth rate compared to 2001. Our market share increased from 13% to 14% and the volume of transactions grew by 15%.

New Products

In 2002, a number of important  products were launched by Bradesco Cards,  among which we highlight the following:

o    BNDES  Visa  Card,  launched  in  partnership  with the  National  Bank for
     Economic  and  Social  Development  - BNDES in  September  2002,  this is a pioneer product focused on small and medium  companies and used exclusively for  internet  purchases  of  Brazilian  production  assets from  suppliers associated with Visanet. This product is designed to ensure and support the development  of micro,  small and medium  companies,  financing  production means.

o    Gol Smart Club Card,  launched in partnership with Gol Transportes  Aéreos,
     Smart Club and Visa do Brasil in December  2002,  under the  multi-fidelity program concept,  offering  customers the chance to accumulate  points when they  use  their  Bradesco  cards to make  purchases  and  when  they  make purchases at Smart Club-associated establishments

o    In Visa Veritas  Platinum  Bradesco,  this product was launched in November
     2002 to attend high-income wine lovers. The product uses a loyalty program, whereby  holders can  accumulate  points which can be converted into prizes such as bottles of wine, restaurant dinners, etc.

Debit Cards (Electron)

From  January to  December  2002,  the number of debit  cards  increased  by 17%
compared to the prior year.  These figures  demonstrate  clearly that Brazilians are changing their payment habits,  substituting  checks and cash for the use of debit cards. The commercial  establishments  are our allies in this market since debit cards are  preferred  for their  guaranteed  liquidity,  security and easy operation.

Acquiring Market

The  network of  commercial  establishments  in Brazil,  accredited  by the Visa system,  is  administered  by  Companhia  Brasileira  de Meios de  Pagamentos  -
Visanet,  in which Bradesco has a direct capital  holding of 39%. For the period from  January to  December  2002,  Visanet  posted  sales of R$ 42.0  billion in transactions,  including both credit and debit card billings.  Visanet  expanded its network by 17%,  and at present has 744 thousand  associated  establishments nationwide.  The Visa network is preferred by customers precisely because of the card's wide acceptance.

Growth

Credit Card Base - Million

Credit Card Billings - In billions of reais

Market Share

Debit Card Base (Electron) - Million

Debit Card Billings - In millions of reais

Corporate Banking

Three years after the creation of the corporate banking area,  Bradesco confirms the success of its segmentation strategy in this market.

Bradesco Corporate Banking is currently  responsible for the Bank's relationship with 1,159 economic groups, developing solutions and generating new business for the areas relating to Corporate Finance,  Project Finance,  Capital Market, Risk
Management,  Overseas  Trade,  Cash  Management,  Asset  Management,  Insurance,
Private Pension Plans and HR Solutions.

The  corporate  structure  includes  industry  experts,  who  are  dedicated  to understanding  risk management and the needs and  opportunities of Brazil's most important economic sectors,  with teams working in São Paulo,  Campinas,  Rio de
Janeiro,  Paraná, Santa Catarina,  Rio Grande do Sul, Belo Horizonte,  Brasília,
Salvador and Recife.

The  strategy   under  focus  and  the  team's  high  level  of  expertise   has
significantly enhanced relationships and results over this period. The corporate banking  area is  presently  responsible  for  approximately  R$ 42.6 billion in managed funds.

Private Banking

Bradesco Private Banking,  focusing on its  organizational  and operating goals, fully  consolidated its position in 2002,  through the deployment of tailor-made services  in both local and  international  markets,  serving  customers  in the states of São Paulo and Rio de Janeiro and throughout almost all of Brazil.

Capital Market

Underwriting Transactions

In 2002, Bradesco  coordinated stock and fixed income transactions which totaled
R$ 14.6  billion,  comprising  59.1% of all issues  registered  at the Brazilian
Securities Commission (CVM) for the same period. Special emphasis should also be given to  Bradesco's  role in  coordinating  the  Secondary  Public Offer of the
Common Stock of Companhia Vale do Rio Doce, held in March,  which totaled R$ 4.5 billion and the Public Offer of Non-convertible Debentures of Petrobras, held in
August  and  October  which  totaled  R$  750  million.   And  R$  775  million,
respectively.

Of the total number of floating and fixed-return  transactions registered at CVM in 2002, Bradesco participated in 50% of the primary and secondary stock issues, in 44% of the debenture issues and in 20% of promissory notes issues.

Bradesco's Share of the Issues Market (in billions of reais)

Origination and Distribution - ANBID Ranking - December/2002

Origination

Distribution

Structured Operations

Bradesco continues playing an active role in the structured  operations segment,
advising   companies  in  merger,   acquisition,   project  finance,   corporate
restructuring and privatization operations.

In 2002, 12 operations were successfully concluded, among which we highlight the purchase of Banco Cidade  S.A.,  Banco do Estado do Amazonas  S.A. - BEA,  Banco
Mercantil  de São Paulo S.A.,  Deutsche  Asset  Management,  Ford  Leasing  S.A.
Arrendamento  Mercantil and the Consumer Financing Portfolio (CDC) of Banco Ford
S.A.  A  further  11  Structured  Operations  are  currently  in  progress.  o o
Bradesco's presence is also notable in Project Finance  operations,  acting as a financial advisor to major  corporations  operating in electric power generation and the construction of oil and gas pipelines.  These projects  currently amount to some R$ 6.3 billion of total investments.

Foreign Exchange

Structure

The  Organization  has 18 specialized  units operating in Brazil (Bradesco - 12,
BCN - 5 and Mercantil - 1), 1 Branch in New York (Bradesco), 4 Branches in Grand
Cayman (Bradesco, BCN, Boavista and Mercantil), 1 Branch in Nassau (Boavista), 1
subsidiary in Buenos Aires,  (Banco  Bradesco  Argentina  S.A.), 1 subsidiary in
Nassau,  (Boavista  Banking  Limited) and 2 subsidiaries  in Luxembourg,  (Banco
Bradesco Luxembourg S.A and Banco Mercantil de São Paulo International S.A.) and
1 subsidiary in Tokyo,  (Bradesco  Services Co., Ltd.) and 1 subsidiary in Grand
Cayman (Cidade Capital Markets Ltda.).

In the Exchange area,  emphasis should be given to the  traditionally  important support offered by the Bradesco Organization to foreign trade, with a balance of
US$ 4.5 billion recorded in the foreign exchange trading portfolio for financing imports and exports, as well as for onlending to customers.

Foreign  exchange  trading for exports from January to December 2002 totaled US$
12.5 billion,  a 28.6% increase compared to 2001, and for imports a total of US$
4.2 billion.

Volume of Foreign Currency Trade - In billions of U.S. dollars

Export Market

Import Market

We present below the  composition of the foreign trade portfolio at December 31,
2002:

Except for funds  obtained  through the  Commercial  Paper program in the United
States,  the portfolio is financed by credit lines  obtained from  Correspondent
Banks. At the end of the period,  approximately 110 American, Asian and European
Banks had extended credit lines to Bradesco.

The  core  objective  of  the  foreign  branches  is  to  obtain  funds  in  the international  market  for  onlending  to  customers,  principally  through  the financing of Brazilian foreign trade.

The main  activity of the  subsidiary  Banco  Bradesco  Luxembourg is to provide additional  services to private banking  customers and to increase foreign trade operations.

In  2002,  as  well as  short-term  loans  obtained  from  international  banks, earmarked for foreign trade  financing,  short and medium to long-term  loans of
US$ 391 million and US$ 564 million,  respectively,  were raised  through public and private  placements  in the  international  capital  market,  earmarked  for working capital loans and foreign trade financing.

Profile of Public and Private Placements Abroad - Bradesco

Funds Obtained Abroad

SPREAD OVER TBILL

Bradesco has the following programs:

Collection and Tax and Utility Collections

Collection

Bradesco  Collection  strengthens its position yearly as an authentic partner in the  management of corporate  business.  Combining  high standards of efficiency with  latest-generation  IT  resources,  Bradesco  collection  services  are  an efficient and secure tool for use by a universe of corporate entities.

Bradesco  Computer-recorded  Collection,  transmitting  and receiving  data on a direct  computer-to-computer  basis,  relies on one of the most advanced banking technology systems available, offering important productivity gains to companies by permitting  the  streamlining  of services.  The available  services  include electronic  collection  (computer-recorded),  which  permit  user  companies  to consult  information  online.  This system  processes  approximately  97% of all documents recorded in the Bradesco collection portfolio.

Pag-For  Bradesco  facilitates the management of Trade Accounts Payable for more than 35 thousand companies.

Tax and Utility Collections

Developed based on high standards of efficiency and quality,  Bradesco's tax and utility  collections serve a dual purpose. On the one hand, they seek to provide
customer   satisfaction  with  appropriate  and  innovative  solutions  for  the settlement of taxes,  duties and  contributions.  On the other, they effectively interact with the different  Government  Departments  in the federal,  state and municipal spheres and with public utility concessionaires.

Bradesco's  tax and  utility  collection  services  are  noted for the speed and security of the data transmitted and amounts collected.

Growth in Collections and Pag-For

Growth in Tax and Utility Collections/Payments

Stock, Custody and Controllership Services

With an appropriate  infrastructure and specialized  personnel,  Bradesco offers its customers the following  services:  custody of  securities,  controllership,
DR-Depositary   Receipt  and  BDR-Brazilian   Depositary  Receipt,  as  well  as
bookkeeping  services for stocks,  debentures  and investment  fund quotas.  All accredited by ISO 2001/2002.

178  companies comprise the Bradesco  Computer-registered Share System, with 5.6 million shareholders;
 29  companies with Computer-registered Debentures, issued in a total of R$ 10.9 billion;
322  customers use the Bradesco Custody  services,  with total assets of R$ 63.7 billion;
542  Investment Funds and Managed Portfolios,  with Controllership  services and equity of R$ 74.7 billion;
 14  Computer-registered  Investment  Funds,  with  a  market  value  of R$  1.3 billion;
  9  Registered DR Programs, with a market value of R$ 13.5 billion; and
  2  Registered BDR Programs, with a market value of R$ 226.0 million.

Customers using custody services x assets under custody

Investments in Infrastructure, Information Technology and Telecommunications

The  investments  for  expanding  functional  capacity,  infrastructure,  IT and telecommunications  at the  Bradesco  Organization  are  designed  to maintain a modern,  practical and secure customer service network,  characterizing the Bank as one of the world's most  contemporary  companies and creating added value for its customers and users at home and abroad.

Investment Growth

Bradesco Announces its Commitment with BBVA for Operations in Brazil

On January 10,  2003,  Banco  Bradesco  S.A.  entered  into a "Private  Business
Integration  Agreement and Other Accords" with Banco Bilbao Vizcaya  Argentaria,
S.A. (BBVA),  the parent company of Banco Bilbao Vizcaya  Argentaria Brasil S.A.
(BBV Brasil).

This operation comprises the following:

1)   Transfer of the shares held by BBVA in BBV Brasil, comprising 99.99% of its capital, to Bradesco.

2)   Percentage  ownership  by BBVA of 4.5%  of  Bradesco's  capital  comprising common and preferred  shares  equivalent on the date of the agreement to R$
     630  million   (market   price).   These  shares  will  be  issued  at  the
     Extraordinary  General  Meeting  to be held on the  date the  operation  is concluded,  on which date BBV Brasil will become a wholly owned  subsidiary of Bradesco pursuant to the terms of Article 252 of Law 6404/76.

3)   Payment of a sum of approximately R$ 2 billion.

As part of this  operation,  a  stockholders'  agreement will be signed granting
BBVA the right to nominate a member of Bradesco's Board of Directors, as well as the  establishment of a 'Spanish Desk' to promote the Bank's  relationship  with
Spanish  companies in Brazil,  facilitating  the  analysis,  implementation  and expansion of business between BBVA and Bradesco.

The  conclusion  of this  operation  is subject to  approval  by the  regulatory authorities and the results of the due diligence to be completed  within 30 days as from the date of the  Financial  Statements  for the year ended  December 31,
2002 become available.

Main consolidated information (as of September 30, 2002 in millions of reais):

The operation  also includes BBV Brasil's  direct and indirect  subsidiaries  as follows:

        - BBV Gestão de Recursos - Banco de Investimento S.A.
        - BBV Cartões, Crédito, Financiamento e Investimento S.A.
        - BBV Corretora de Câmbio e Valores Mobiliários Ltda.
        - BBV Leasing Brasil S.A. Arrendamento Mercantil.

This operation  shows that Bradesco is confident that the country's  economy can be  strengthened  through  the  expansion  of  business  in the credit  area and stimulating an important increase in industrial and commercial  activities.  The operation is also in sync with Bradesco's  ongoing growth strategy,  which is to take advantage of every opportunity for expansion arising from the restructuring process of the Brazilian financial market.

As a result, Bradesco reaffirms its commitment to strengthen its market presence and  operations,  increasing  returns to scale and  efficiency  gains as well as adding value to its stockholders.

BBVA's  installed  capacity  and  active  presence,   consolidated  through  its
operations  in  Brazil,  have  gained  an  important  market  share,  increasing expectations  that the banks'  similar areas will be seamlessly  integrated  and business  maximized.  BBV Brasil  competes in the capital and financial  markets offering a full range of products and services.

Following this integration  agreement,  BBVA, one of Europe's largest  financial institutions in terms of market value, operating in 37 countries with 35 million customers  and 8,000  Branches,  will  change  its role in Brazil  and become an important stockholder of Brazil's largest private bank.

Bradesco has determined that services to BBV Brasil's customers will continue as usual and following the conclusion of the operation,  these  customers will also have access to all the products,  services and convenience traditionally offered by Bradesco.

Bradesco acquires  Third-party Fund Administration and Management  Activities of
Banco J.P. Morgan S.A.

On January 27, 2003, Banco Bradesco S.A. signed,  an "Agreement for the Transfer of Rights and  Obligations  and Other Accords"  regarding the acquisition of the activities of  Administration  and  Management of the  Securities and Investment
Fund Portfolios managed by JPMorgan Fleming Asset Management.

The  operation  which should be concluded in a period of up to 60 days  involves the transfer of  approximately  R$ 7 billion in  third-party  funds to Bradesco, which will  subsequently be responsible for the management of funds in excess of
R$ 60 billion. (ANBID Dec/2002).

These  assets  will be managed by BRAM - Bradesco  Asset  Management  Ltda.  and initially,  a Consultative  Committee will be formed,  comprising  professionals from  Bradesco,  BRAM and  JPMorgan,  designed  to  maximize  the quality of the transition process.

This  combination  of forces  evidences the interest in  maintaining  management excellence  and the expansion of the services  currently  provided to JPMorgan's investors.

Bradesco, through its intermediary BRAM, relies on a structure which specializes in third-party asset management,  serving the retail,  corporate,  institutional and private  segments and focusing its attention on the specific demands of each investor profile.

The sale of Third-party Fund Administration and Management  activities in Brazil is part of the strategy of JPMorgan Fleming Asset Management.  Banco J.P. Morgan
S.A. will give  priority to business  areas such as  investment  banking,  local markets and private banking, confirming its strong commitment with the Brazilian market.

This  operation  strengthens  the  relationship  between  Bradesco and JPMorgan, institutions  which  share  the  principles  of  respect  for  their  customers, commitment and transparency.

BCN

Consolidated Balance Sheet - In millions of reais

Statement of Income - In millions of reais

BCN - The Relationship Bank

Confident in the ongoing  improvement of the service offered to its Consumer and
Corporate  customers,  reputedly one of the market's  best,  this year, the Bank achieved  significant growth: the Customer Service Branch Network increased from
205 to 228 (Banco BCN - 227 and Banco Finasa - 1) - the Banking  Service Outlets
totaled 179 units at the year-end,  36 more than in December 2001 and the Finasa
Promotora de Vendas Ltda.  branches increased in number from 39 to 51 at the end of 2002.

Similarly, the Self-service network which includes terminals in the BCN Network, the Bradesco BDN Day and Night Network,  also available to BCN customers and the
24-hour Bank Network, comprises 13,022 units, 1,073 more than in 2001.

As a result of the Bank's  investments in ease and  convenience,  customers have the use of two BCN Digital  Branches  (in São Paulo and Rio de  Janeiro),  which offer an advanced  concept in telephone  service whereby the bank's products and services are sold by management  teams and delivered by courier  service with no need  for  customers  to leave  their  homes or the  office.  Another  telephone service,  the BCN Live Line (Linha Viva BCN),  caters to the needs of  customers from all Branches nationwide. We also highlight the services offered through BCN
Office  Banking and BCNNet  Internet  Banking which are  expanding  from year to year.

As a result of these efforts,  the customer base,  including account holders and non-account  holders  grew by 130  thousand  compared  to  2001,  attaining  769 thousand at the end of 2002, of which 636 thousand were current account holders.

In addition,  services  were  provided to some 899  thousand  customers by Banco
Finasa S.A., a 57.4%  growth rate as compared to December  2001,  as well as 204 thousand credit cards issued, a 23.6% increase during the year.

Banco  BCN  carried  out  the  following  business  operations  in  2002,  under coordination by Banco Bradesco S.A.:

>>   On January  3, the Bank  entered  into a  strategic  partnership  with Ford
     Credit  Brasil,  designed to increase  the number of  customers  and retail market  share,  involving  assets  of some  R$ 1.1  billion.  Through  this transaction,  Banco BCN S.A.  acquired all the capital of Ford Leasing S.A.
     Arrendamento  Mercantil,  which  changed its name to Potenza  Leasing  S.A.
     Arrendamento  Mercantil;  Continental  Banco S.A. acquired Banco Ford S.A., the credits  comprising the vehicle purchase loan portfolio and in addition signed an operating agreement to serve, on an exclusive basis, the business carried out by the Ford dealerships, through their sales promotion company.

>>   In February,  an agreement  was entered into for the sale of all the shares of Banco Cidade S.A. and Related Companies.  The operation was concluded on
     June 7 and in the same month, BCN incorporated  Banco Cidade S.A. at record speed and with total success,  based on book value at May 31, 2002. At that time,  the latter had 24 local  Branches and a foreign  subsidiary,  Cidade
     Capital Market Limited.

>>   At the Meeting  held on July 8, Banco  Finasa S.A.  was  created,  formerly
     Continental Banco S.A., a subsidiary of Banco BCN since October 1998, which reflects the force of the FINASA brand in the financing  segment,  acquired by the  Bradesco  Organization  with Banco  Mercantil  de São Paulo S.A. In
     August 2002, Banco Finasa S.A.  incorporated the spun-off portion of Finasa
     S.A. Crédito Financiamento e Investimento,  adding an amount of some R$ 1.1 billion to its portfolio in auto  financing  operations.  Thus the market's largest finance company was born.

>>   After 3 years in operation,  the joint  venture  between Banco BCN S.A. and
     Crédit  Lyonnais  Cayman Island Branch,  from which  CLSA-BCN  Corretora de
     Títulos e Valores  Mobiliários S.A.,  originated,  was terminated since the foreign  partner decided to discontinue its activities in Latin America and
     Eastern Europe.

Customer Service - Consumers

In the pursuit to offer  quality  customer  service,  the Bank  implemented  its consumer customer  segmentation process and adopted a new Branch model, allowing the Management team greater  conditions for  specialization  and availability to attend account holders, anticipating their needs.

The  Relationship  Account  which  is now five  years  old  continues  to be the financial  market's most  advantageous  program,  guaranteeing  current  account holders  the  benefit  of a  interest-free  period of 12 to 18 days per month on special  check account  overdraft  facilities or a reduction of up to 60% of the interest  rates charged on overdrafts  which overrun the  interest-free  period;
free choice of repayment  dates for interest on  authorized  overdrafts;  weekly draws for cash prizes of up to R$ 60  thousand;  decreases of up to 100% in bank charges and Smart Club Program points which can be converted into prizes.

Customer Service - Corporate

The  corporate  customer  portfolio  was also focused on  enhancing  the already specialized  attendance.  The series of BCN products  and  services  directed to companies  continues to be one of the most diversified  available in the market, generating  significant results for the Bank. Also in this area, emphasis should be given to BCN Collections  which reported a growth rate of 47.0% in the volume of business  and of 19.4% in the volume of  documents  registered  in 2001.  The
Payroll  service which is kept under constant focus by the Bank reported a 79.0%
growth in the number of corporate  customers  served and an increase of 39.6% in salary accounts.

PERFORMANCE

Net Income and Stockholders' Equity

Net income of Banco BCN S.A. for 2002 was R$ 301.4 million,  an increase of 7.6%
compared  to 2001,  with a return  of 19.7% on  stockholder's  equity  of R$ 1.5 billion.

Funds Obtained and Managed

Overall  funds  obtained  and  managed  at the end of the year  totaled  R$ 24.1 billion,  an increase of 28.4%  compared  with  December  2001.  Deposits  which comprise the main source of the Bank's funds,  totaled R$ 13.7 billion, a growth rate of 57.4%.  Interbank  deposits,  with a balance of R$ 7.5  billion and Time deposits  with a  balance  of R$ 4.5  billion  increased  by 105.9%  and  18.9%, respectively. Total funds also include an amount of R$ 2.8 billion in Investment
Funds and Customer  Portfolios  raised by the BCN Branches and managed by BRAM -
Bradesco Asset Management Ltda.

Credit Operations

Credit  Operations  totaled  a balance  of R$ 13.3  billion,  including  Leasing operations  and Advances on Foreign  Exchange  Contracts  and increased by 40.9%
compared to the prior year,  with  particular  emphasis  on the  consumer  sales financing portfolio (CDC), closing the year with a balance of R$ 4.6 billion and a growth rate of 88.1%, including the operations  incorporated in 2002, of Banco
Ford and Finasa S.A.  Crédito  Financiamento e Investimento  and the increase in operations under Resolution 2770, even without  including the effect of exchange variation for the period.

Total assets at the end of the year were R$ 23.8 billion,  a 33.8% increase over
2001.

Social Action

In 2002, BCN maintained its program  highlighting  citizenship values and sports activities through the BCN Sports program. Actions are focused on the formation, maintenance and dissemination of women's  basketball and volleyball teams in all competitive  categories,  with 43 training centers, 16 for basketball and 27 for volleyball  and 3,400  athletes from de 9 to 14 years of age, who have access to courts,  uniforms,  sports  material,  instructors  and all  the  infrastructure required to practice these sports, completely free of charge.

Banco Finasa S.A.

Consolidated Balance Sheet - In millions of reais

Statement of Income - In millions of reais

BANCO FINASA S.A., formerly Continental Banco S.A. acquired by Banco BCN S.A. in
October  1998 was created in August 2002 and reflects the strength of the FINASA brand in the financing  segment,  acquired by the Bradesco  Organization  in the first six-months of this year with Banco Mercantil de São Paulo S.A.

Focusing on the retail market, the Bank added the consumer credits acquired from
Banco  Ford S.A.  in January  to its  portfolio  and from  Finasa  S.A.  Crédito
Financiamento  e  Investimento,  after the company was spun off in August  2002.
Furthermore,  an agreement was entered into whereby the new business carried out by the Ford  dealerships  from March 2002,  was  directed  exclusively  to Banco
Finasa S.A.

Finasa  Promotora de Vendas Ltda., a related party  responsible  for prospecting new customers and preparing  credit  proposals  strengthened  its sales team and increased  the number of its Branches from 39 in December 2001 to 51 in December
2002.

At the end of the year, the number of customers served totaled 899 thousand,  an increase  of 57.4%  compared to December  31,  2001.  The company was present in
13,324 new and used vehicle  dealership  outlets nationwide and in 1,306 stores, selling furniture and home decor, mobile telephony and IT related equipment.

PERFORMANCE OF BANCO FINASA S.A.

Net Income and Stockholders' Equity

In 2002,  the company  recorded net income of R$ 84.2 million,  a growth rate of
95.3% as compared to 2001,  with special  emphasis on the increase in the credit portfolio. The return on stockholder's equity of R$ 215.7 million was 39.1%.

Assets

Total assets attained R$ 4.1 billion at December 31, 2002, a 99.3% increase over the  results  for 2001,  mainly as a result of the  following  consumer  credits acquired during the year at historical  amounts: R$ 1.1 billion from Finasa S.A.
Crédito  Financiamento  e Investimento in August and R$ 979 million from Ford in two  tranches,  January  and  April,  as well as an  increase  in the  volume of operations carried out of approximately 44.5%. Accordingly the balance of credit and leasing operations,  at present value, net of the allowances for loan losses increased by 108.3% and totaled R$ 3.7 billion.

Banco Mercantil de São Paulo S.A.

Consolidated Balance Sheet - In millions of reais

Statement of Income - In millions of reais

We are  pleased  to  present  the  consolidated  financial  statements  of Banco
Mercantil de São Paulo S.A.,  prepared in conformity  with  Brazilian  corporate legislation for the year ended December 31, 2002.

Performance/Achievements for the Period

Capital and Reserves

Stockholders'  equity totaled R$ 704.7 million.  Net equity per thousand  shares totaled R$ 114.8. During this period, the balance of R$ 48.0 million relating to the  capital  increase  approved  at the  Board of  Directors  meeting,  held on
November 28, 2000, was paid up in full.

Economic Results

Assets totaled R$ 6.9 billion.  The amount of income,  including  stockholdings, attained R$ 1.8  billion.  Expenses  totaled R$ 1.8  billion and  administrative expenses totaled R$ 418.0 million. Net income for the period was R$ 23 million.

Investment and Obtaining of Funds

Credit  operations  totaled R$ 3.0 billion,  while  deposits  and other  funding totaled R$ 5.6 billion.

Purchase and Sale Process

The  controllers  of Banco  Mercantil  de São Paulo S.A.  signed  the  documents formalizing  the transfer of the Bank's  share  control to Bradesco on March 25,
2002.

The   operation   comprised  the  sale  of   2,764,959,259   common  shares  and
2,277,767,313  preferred  shares of Mercantil,  corresponding to 90.1% of voting capital  and 74.2% of  non-voting  capital,  for the  amount of R$ 1.4  billion, equivalent to R$ 0.270047 per share.

Bradesco held a public offer for the  acquisition  of the common shares owned by the other  stockholders  at a price  corresponding  to 80% of the price paid per share to the  controlling  stockholders,  in conformity  with the  provisions of
Article  254-A of Law 6404/76,  the auction for which was held on September  25,
2002, and, as a result, now holds 99.0% of voting capital.

Under its new management,  Mercantil  resumed the strategy  designed to grow its
operations,   personalize  its  customer   service  and  intensify  its  partner
relationships.  As  a  result,  the  Bank's  capacity  to  deliver  increasingly comprehensive  and  specialized  services was maintained and extended to an even wider public through the Bradesco Customer Service Network.

Branches and Services

At the end 2002, the Bank's  nationwide  network was formed by 219 strategically distributed  branches.  Our 448,600  consumer  and  corporate  checking  account holders  can  use 201  Banking  Service  Outlets  (PABs,  PAEs  and  PAPs).  The
Self-service  Network  operates with 773  terminals  installed in the Bank's own
Branches and Banking Service Posts and also through the 24Hour Bank Network with its 2,244 Service  Outlets,  21,000 Shared Network units and some 9,746 Bradesco
Day and Night BDN Network terminals.

The Bank's  overseas branch in Grand Cayman and an affiliated Bank in Luxembourg maintained their typical  international  financial market  activities,  focusing particularly on foreign trade financing.

The Brazilian Payments System (SBP)

Banco  Mercantil de São Paulo S.A. has been preparing its systems since 2000 for the changes  which took place on April 22, 2002 and which will  continue to take place in the way consumer and corporate customers handle their banking business.
The Bank made investments of more than R$ 14 million in improvements designed to boost the speed and security of customer transactions.  As well as improving its internal systems,  a special training and  communications  program was developed for the  Bank's  Branch  Network  and  Telefinasa  customer  service  teams  and employees in general.

Further  details on this payments system can be obtained at the Bank's website -
http://www.finasa.com.br    through    the    exclusive    e-mail    address   -
spb@finasa.com.br; and from the toll-free help line 0800 701 18 44.

As part of its strategy to anticipate trends and meet customers' needs, the Bank has developed a number of products and services which facilitate the control and management of the changes introduced by SPB implementation. For example:

o    Cash Management Finasa
o    Caixa Único Finasa
o    Novo Módulo de Pagamentos Finasa
o    Caixa Postal Finasa
o    Cartão Finasa Visa Electron Business

Products

Finasa Credit Cards

The special treatment given by Banco Mercantil de São Paulo S.A. to this product produced  sales in 2002, of 80,473 cards in a total  portfolio of 265,835 units, corresponding  to an increase of 31.9%, as compared to the prior year.  Billings also increased by 10.2% compared to 2001 and totaled R$ 379 million.

New management approach regarding branch revenue

New sales actions and tools are also being developed to stimulate and facilitate increases in the Bank's  customer base and average  consumption  of products and services per customer by the branches.

As  a  result,  the  Bank's  network  offers  cutting-edge   banking  technology
facilitating  the  opening  of  accounts  at  banking  posts  (PABs)  as well as appropriate  support for mass  account  openings,  facilitating  the  day-to-day activities of the branches and in turn customer service quality.

Self-service Channels

Telefinasa:  seeking  excellence  in  customer  service,  the Finasa call center received 3,657,115 interactive voice-response calls (URA) during the period with a total 4,116,589 transactions and consultations in 2002.

Finasa  Internet  Banking:  Finasa Internet  Banking for Consumer  Customers was
launched in August 2001, and has 30,010 registered accounts, corresponding to an
8.04% share of the account base for the period.

Relationship  Accounts:  at December 31, 2002, Banco Mercantil de São Paulo S.A.
had served 372,923 consumer  checking account holders,  corresponding to 386,388 accounts.  29.7% of all consumer  customer  checking accounts were Special Check accounts  with  authorized  overdraft  facilities.  55,898  accounts were opened during the year.

At December 31, 2002,  the  corporate  customer  portfolio  had 75,677  checking account  customers,  corresponding to 100,074  accounts.  Of these,  12,247 were opened  during the year.  The  Savings  Account  Portfolio  registered  a record
530,557 accounts in 2002.

The Finasa Easy Account  service package (Conta Fácil Finasa) giving priority to customer  relationships and offering a range of  differentiated  and competitive products had 200,736 registered customers at the end of the year.

The Finasa Brand

As a result of the high level of Finasa brand awareness in the financing sector, the Bradesco  Organization  developed a specific  plan to  integrate  all of its
finance  companies.   Accordingly,   an  independent  administrative  and  sales
structure  was put into  place to  operate  in  vehicle  dealerships  and stores nationwide.  As part of this new concept, Banco Finasa S.A. and Finasa Promotora de Vendas Ltda. commenced their activities.

Bradesco Products: in aggregate to increase customer benefits

Banco Mercantil de São Paulo S.A. is aggregating its  personalized  products and customer  service  with the  facilities  and  other  services  offered  by Banco
Bradesco.  As a result,  customers now have access to the market's most complete self-service network. In addition to the Mercantil  Self-service Network and the
24-Hour Bank kiosks,  customers  also have access to the  extensive BDN Bradesco
Day and Night ATM network.

In May 2002, the Mercantil Branch Network commenced sales of the very successful
Verde Amarelo Pé Quente series savings bond,  which has a 60-month  term.  Other available  products and services include Pé Quente savings bonds,  Disque Fácil,
Clique Fácil, Voe Fácil, 10, Milênio and Special Reserve.

In the  health  insurance  area,  Mercantil  Customers  now have  access  to all
Bradesco Saúde products.

The options  available to  customers in the private  pension plan area have also been extended to include  Bradesco Vida e Previdência  products  which cover the
Bank's diverse customer profiles. These include the PGBL (PGBL Proteção Familiar and Prev Jovem PGBL) and VGBL (VGBL  Proteção  Familiar)  plans,  a conventional plan with special  features (Conta Vip de Rendas  Programadas)  and a Redeemable
Family Coverage (Cobertura Familiar Resgatável) plan.

The  results  presented  above  increase  Banco  Mercantil  de São Paulo  S.A.'s determination  to support both people and companies and to respond to new market demands with increasingly  comprehensive and specialized  products and services.
Convinced  that we are on the  right  path,  we thank  our  customers  for their preference,  our stockholders for their trust and our employees and stakeholders for their dedication.

Bradesco S.A. - Corretora de Títulos e Valores Mobiliários

Balance Sheet - In millions of reais

Statement of Income - In millions of reais

Bradesco  Corretora  ended 2002  maintaining  its  outstanding  position  in the
Capital Market. We present below a summary of the main activities for the year:

Bradesco  Corretora  negotiated R$ 6.3 million  contracts in the  Mercantile and
Futures Exchange (BM&F) for a financial volume of R$ 685.2 billion,  ranking the
Corretora  among  the 10 most  important  brokerage  firms  out of more than 100 operating in the São Paulo Stock Exchange (BOVESPA).  The Corretora has centered its efforts on the continued  expansion of its business as well as promoting the futures market.  For example,  in the agricultural  area it acts directly in the country's main production centers, through visits, seminars and participation in agricultural  fairs and  exhibitions.  In conjunction with the BM&F, the company sponsored  visits  to the  exchange  and  Bradesco  Corretora  in São  Paulo  by investors  from all over the  country.  At the same  time,  the  company  hosted numerous  visits by  farmers,  teachers,  opinion-makers  and  brokers  from the physical commodities market.

Bradesco  Corretora ended the year ranked among the 10 most important  brokerage firms out of more than 100 operating in the São Paulo Stock Exchange  (BOVESPA).
During the period services were provided to 48,757 investors and 199,631 buy and sell orders were carried out for a total financial volume of R$ 10.3 billion.

Online web  trading  for the  quarter  totaled  117,257  orders with a financial volume of R$ 605.7  million,  representing  7.2% of all  Home-Broker  operations carried out in BOVESPA and placing the Corretora  fourth in the overall ranking.
The  customer  base  increased  by 51.3%  with  more than  4,861  new  customers registered  during  the year and more than  21,192  e-mails  received.  Bradesco
Corretora  participated  online  in  the  Public  Offer  of CCR -  Companhia  de
Concessões  Rodoviárias,   Companhia  Vale  do  Rio  Doce  and  Net  Serviços  e
Comunicações S.A. and Marcopolo S.A., in the retail investor segment.

As a result  of its  important  role in  Public  Offerings  of Share  Purchases,
Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco
Corretora  continued in its important market position,  with financial volume of
R$ 501.5 million for the year.

In November,  Bradesco  Corretora entered into a partnership with Latibex,,  the
European  market for Latin  American  stocks at the Madrid Stock  Exchange which gives Brazilian  investors  direct access to trading.  It is the first brokerage firm in Brazil to offer this  service  and  maintains  a terminal  connected  to
Latibex in real time so that  transactions  can be carried  out without the need for a correspondent in Spain.

Net income recorded for the period totaled R$ 12.2 million.

Stockholders'  equity  at the  end of  the  quarter  grew  to R$  85.7  million, corresponding to 49.3% of total assets which totaled R$ 173.8 million.

Information - Trading at BM&F and Bovespa

Bradesco Securities, Inc.

Balance Sheet - In thousands of reais

Statement of Income - In thousands of reais

Bradesco Securities,  Inc., a wholly-owned subsidiary of Bradesco, operates as a broker dealer in the United States. The company's  activities are focused on the intermediation  of share  purchases and sales,  with emphasis on ADR operations.
The company is also authorized to operate, among others, with Bonds,  Commercial
Paper and Certificates of Deposit and to provide  Investment  Advisory services.
This Bradesco  initiative was motivated by more than 80 programs  involving ADRs of Brazilian companies traded in New York and by the growing interest of foreign investors  in the emerging  markets and is designed to offer  support for global economy  investors who invest part of this flow in countries such as Brazil.

Leasing (1)

Balance Sheet - In millions of reais

Statement of Income - In millions of reais

Bradesco's leasing operations are carried out through its subsidiaries  Bradesco
Leasing S.A. Arrendamento  Mercantil,  BCN Leasing Arrendamento  Mercantil S.A.,
Banco Finasa S.A. and Finasa Leasing Arrendamento Mercantil S.A.

At December 31, 2002,  Bradesco's  leasing  operations  totaled R$ 1,619 million
(present value) with 57,146 contracts.

In  accordance  with the  Brazilian  Association  of Leasing  Companies  - ABEL,
Bradesco is one of the  leaders in the  national  ranking of leasing  companies, with a 16.7% market share (Base date: November/2002).

Bradesco leases  different  types of assets  including light vehicles (cars) and
heavy  vehicles  (buses  and  trucks),  airplanes,   machinery,   equipment  and
computers.

The  following pie graph  presents the  composition  of Bradesco's  consolidated leasing portfolio by types of asset.

Portfolio by Types of Asset at December 31, 2002

Bradesco Consórcios Ltda.

Operations

On June 11, 2002, all the quotas of Administradora  de Consórcios  Potenza Ltda.
were transferred from Banco BCN S.A. to Banco Bradesco S.A.

On June 24, 2002,  approval was given to change the  company's  name to Bradesco
Consórcios Ltda. and its principal place of business to Osasco-SP.

These acts were ratified by the Brazilian Central Bank (BACEN) on July 22, 2002.

On December 9, 2002, Bradesco Consórcios commenced the sale of consortium quotas exclusively to Bradesco Organization employees. The sale of consortium quotas to the Bank's  account  holders and  non-account  holders will  commence in January
2003. The company will use all the facilities of the Bradesco, BCN and Mercantil customer service network to commercialize the products  offered.  The consortium groups managed by the former company are now closed.

Mission

The company's  mission is to manage consortium plans and groups for consumer and corporate purchasers,  be they account holders at the Bank or not and to operate in the light and heavy vehicle and real estate segments,  maintaining  excellent standards in the quality of the services  offered and in its  consortium  system practice,  pursuant to regulations  determined by the Brazilian Central Bank and in line with the Bradesco Organization's philosophy.

Segmentation

The Bradesco  Organization's  entry into this segment is part of its strategy to offer the most complete range of product and services possible to its Customers, providing all income brackets with the opportunity to purchase items through the consortium  quota  system,  filling  a  market  lacuna  at  accessible  cost and considering,  in  relation  to  real  estate  products,  the  country's  present significant housing deficit.

Bradesco Consórcios is prepared to meet the demands of consumers from all income brackets,  not yet provide for in Brazil,  at an accessible cost. The Consortium segment is a complementary  niche to regular  banking  activities and at present there are 2.9 million (*)  consortium  group  members  nationwide.  According to information gathered, only 14% (*) of vehicles sold in Brazil are currently sold via the Consortium method.

At present an average 62.1  thousand  (*)  participants  are  acquired  products monthly as  compared  to 60.5  thousand  (*) in 2001,  an  increase of 2.64% (*)
including  first homes and new cars and more than 20 other products sold through the consortium quota system.

The consortium  quotas will be placed in the market through  brokers of Bradesco
Vida e Previdência,  one of the Bank's related parties,  working from the Bank's
Branches, via the Fone Fácil call centers and online over the Internet.

(*)  Source ABAC - Brazilian Association of Consortium Administrators

Representation

Following  its  entry  into this  segment,  Bradesco  will play a central  role, providing Brazilians with more opportunities to acquire goods and real estate.

As a result of this activity our medium and long-term  results will  undoubtedly grow, with positive effects on our capacity to secure new customers.

(*)  Source ABAC - Brazilian Association of Consortium Administrators.

Insurance(1)

Balance Sheet - In millions of reais

Statement of Income - In millions of reais

Performance Ratios

Insurance Premium Market Share (%)

Bradesco  Seguros secured R$ 6.5 billion in premiums and maintained its industry leadership  with a 23.9% market share.  An amount of R$ 27.2 billion was secured in premiums by this sector up to November 2002.

Growth in Technical Reserves

Growth in Assets Guaranteeing Technical Reserves

Earned Premiums by Insurance Line

In December 2002, the company's earned premiums grew by 12.0% as compared to the prior year.

Earned Premiums by Insurance Line - Accumulated  to December 2002 - (%)

Total Claims Ratio - % (prior 12 months)

Number of Policyholders - Thousand

Up to December  2002,  the number of customers grew by 1.6% as compared with the prior year.

Bradesco Saúde continues to maintain its outstanding market position, especially in the corporate health insurance segment.  Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical,  hospital and dental care needs.  At present,  Bradesco Saúde has more than 2.3 million customers.

The  increasing  number of  beneficiaries  employed  by micro,  small and medium companies as well as major  corporations  that have  contracted  Bradesco  Saúde evidences the company's high level of expertise and personalization in Corporate
Insurance services, a distinct advantage in the Health Insurance market.

Approximately  13 thousand  companies in Brazil have  acquired  Bradesco  Health
Insurance.  From the 100 largest companies in Brazil, 35 are Bradesco clients in the Health and Dental  Health lines and of the  country's 10 largest  companies,
60% are Bradesco Saúde clients.

Emphasis  should also be given to the  practical  nature of the  Bradesco  Saúde
Portal  (http://www.bradescosaude.com.br),   which,  in  addition  to  providing
information  on  available  products,  also  offers  a  number  of  services  to policyholders, prospects and brokers.

The number of  policyholders  and the growth in sales  verified  in the Life and
Personal   Accident  lines,   compared  to  2001,   confirms  Bradesco  Seguros'
unquestionable  leadership of these lines. The company's  ongoing  investment in the training of its  distributors  was  undoubtedly  an important  factor in the achievement of the year-end results.

The Bradesco  Insurance  Group occupies a leadership  position in the Basic Line
Brazilian market,  which comprises the following main types of insurance,  named and  operating  risks,  international  transport,  import and  export,  national transport,  oil risks,  engineering risks third-party liability,  flight, hulls, fire and sundry risk, among others.

In the mass market insurance segment,  focusing on consumer and small and medium corporate customers,  the results achieved from policy sales were significant in
2002, particularly Bradesco Seguro Residencial Simplificado (Bradesco Simplified
Residential Insurance).

The Group's outstanding presence in Corporate  Insurance,  through its important participation in the following segments:  mining,  auto industry,  steel, power, oil, agribusiness, paper and pulp, chemical, flight and aluminum, confirming the
Bradesco  Group's  involvement  in the insurance of a major part of Brazil's 100 largest companies.

The Automotive and RCF (Optional Third Party  Liability) line posted an increase in the number of  policyholders  and the technically  correct pricing policy was maintained. Emphasis should be given to the implementation of the differentiated services  which add value to  products,  such as  discounts  given  through  the nationwide  customer  service  networks,  and to the  increase  in the number of relationships  with  brokers  which are carried out  exclusively  online via the
Internet.

Awards

1. Top of Mind iBrands - Insurance Company  category,  as one of the brands that internet users were most called to mind.

2. The  Bradesco  Seguros  website  won three  prizes at the iBEST 2002 awards -
Brazil's  equivalent  to  the  internet  Oscar.  In  the  "Insurance  Companies"
category,  it was twice  victorious,  voted best site by Popular vote and by the
iBEST Academy vote. In the  "Revelation"  category it was the most voted site by
Popular vote.

3. Insurance Market Award in the category "Excelência em Prêmios Totais" (Seguro
Total  magazine  and All Time  Editora e Eventos)  for  economic  and  financial performance,  outstanding  initiatives  focusing consumers and improved products and services.

4.  Distinction  in the Insurance  Company  category  (ANSP) for the case "Natal
Bradesco Seguros 2001".

05. Top of Marketing (ADVB) for the case "Natal Bradesco Seguros 2001".

06. The campaign "Acorda para o penta, Brasil",  developed by Bradesco Seguros -
the Brazilian Soccer Team's official insurer, received two awards: Best National
Institutional Campaign (Bronze Medal) and Best National Institutional Commercial
(Bronze Medal).  The award was conferred by the About  magazine,  specialized in advertising and marketing, based on its selection of the best national campaigns relating to the 2002 World Cup Soccer Championships (Bradesco Seguros).

07. Bradesco Vida e Previdência, part of the Bradesco Insurance Group, was rated
Best Insurance Company of the Year (Seguradora do Ano), for the period July 2001 to July 2002,  by the Rio de Janeiro Life Group Club (Clube Vida em Grupo do Rio
de Janeiro).  The  unanimous  decision was based on the growth of the  company's
Life segment,  the close relationship  between brokers and policyholders as well as the company's positive public image (Bradesco Vida e Previdência).

08. Bradesco Saúde received the Top Hospitalar 2002 Award as the most remembered brand and highlight of the year in the "Health Insurance  category".  This award was based on the  results of a  preferred  product  brand  survey (V Pesquisa de
Preferência  de Marcas em  Produtos),  carried  out by the Guia de  Fornecedores
Hospitalares (Hospital Suppliers Guide), and represents the most important title in the Brazilian medical-hospital market ranking.

09. Bradesco Seguros won the Folha Top of Mind Award in the Insurance  category.
This  award was based on the  results  of a  national  poll  carried  out by the
Datafolha Institute involving 35 products and reveals consumer brand awareness.

10. Bradesco Saúde was also  highlighted in the "Prestação de Serviços em Planos de Saúde" (Health Plan  Services)  segment and received the Marketing & Negócios
Internacional  Award - National Highlight in 2002 - Quality and Technology.  The
award has been given for the past nine years by the Businessmen's Association of
Rio Grande do Sul,  Santa  Catarina,  Paraná and  Mercosur.  The winners in each sector  were  chosen  based  on a  poll  including  three  thousand  businessmen nationwide,  taking into consideration the quality of the products and services, as well as the use of technology in attending policyholders and partners.

11. In addition, Bradesco Saúde was rated among the 5 health insurance companies most  remembered  by HR  professionals  in the 5th.  HR Top of Mind de RH - 2002 wards.

Private Pension Plans

Balance Sheet - In millions of reais

Statement of Income - In millions of reais

Income from Plans - Market Share (%)

Since  its  foundation  in  1981,  Bradesco  Vida  e  Previdência  has  recorded consistently  high levels of growth  confirming its leadership of a sector which from the early nineties has shown considerable potential for expansion.

Income  from its  private  pension  plans has grown some 43.3% per year over the last five years,  enabling the company to maintain its leadership  position with
42.9% of the market, the result of a sound product development policy structured around innovative and flexible options.

Products bearing the Bradesco Vida e Previdência  hallmark reflect the company's efforts to remain ahead of its time, sensitive to future trends.

Growth in Technical Reserves

Providing a safe option for both participants and beneficiaries, Bradesco Vida e
Previdência  has  recorded  increasing  growth in the  volume  of its  technical reserves.  During the period,  technical reserves presented an increase of 39.4%
over the same period in 2001,  highlighting  the company's  capacity to meet the commitments assumed.

Bradesco Vida e Previdência's unquestionable commitment to providing a care-free future for its  participants  has ensured its ranking as Brazil's largest listed private pension plan company.

Guaranteeing Assets Market Share (%)

Reflecting  the growth in income from private  pension  plans,  Bradesco  Vida e
Previdência ended the period with a high level of capitalization. The investment portfolio  presents an ongoing evolution of amounts and results,  well above the required volume of technical reserves.

The company's  success and commitment to the  implementation of its policies are confirmed  by its 52.1%  share of this  segment,  one of most  important  market indicators.

Growth in Guaranteeing Assets

Increase in Number of Participants (Thousand)

During the year, Bradesco Vida e Previdência signed new contracts for individual and company  plans,  which  accounted  for a 12.4%  growth rate in the number of participants  compared to the performance  recorded for the same period in 2001.
Total plan participants surpassed the 1.2 million mark.

VGBL Bradesco: a success since its launching

In the first quarter of 2002, Bradesco Vida e Previdência  commenced the sale of its  tax-assisted  savings and individual  life insurance  plan, the VGBL - Vida
Gerador  de  Benefício  Livre.  From the  date it was  launched,  this  plan has occupied an important position in the company's product portfolio as a result of its enormous growth potential.  The product's estimated market potential for the next five years is  approximately R$ 15 billion in assets for a target public of
20 million participants.

Since it has the same  features as PGBL and  differs  only in respect of its tax treatment, the information presented above also includes the amounts relating to
VGBL.

Savings Bonds (2)

Balance Sheet - In millions of reais

Statement of Income - In millions of reais

Bradesco Capitalização's  outstanding position in the premium bond market is the result of its transparent  operating policy,  which is focused on the deployment of products in line with potential consumer demand.

In pursuit of a bond which is suited to its  customers'  different  profiles and budgets,  the company  developed a number of products varying in accordance with the type of payment (single or monthly), contribution terms, regularity of draws
(weekly or  monthly)  and  related  prize  amounts.  This new phase  brought the company  closer to the general  public and  consolidated  the success of its "Pé
Quente" (Lucky Bond) savings bond series.

Bradesco  Capitalização  was the first private savings bond company in Brazil to receive ISO9002 accreditation and in December 2002 this certificate was upgraded to the 2000 Version,  ISO 9001:2000.  This accreditation from Fundação Vanzolini attests to the  management  quality of Bradesco  savings  bonds and confirms the principles on which their creation was based:  good products,  good services and continuous growth. .

Income from Plans  Market Share (%)

Technical Reserves Market Share (%)

Growth in Technical Reserves

With its  fast-growing  volume of  technical  reserves,  Bradesco  Capitalização surpassed the mark of R$ 1.5 billion. At present, the company has a 21.6% market share of the total volume of technical  reserves and in 2002  presented a growth rate of 19.4% as compared to 2001. This result conveys confidence and highlights the company's capacity to honor the commitments assumed with its customers.

Growth in Assets Guaranteeing Technical Reserves

Number of Customers (Thousand)

Outstanding Savings Bonds (Thousand)

Based on its fidelity  building policy,  focused on customer service quality and the ongoing supply of differentiated  products,  Bradesco Capitalização achieved important results in the portfolio of outstanding savings bonds and its customer base volume. As a result of this strategy,  the number of customers increased by
37.2% in 2002 as compared to the prior year,  exceeding  the mark of 2.5 million customers.  The outstanding  savings bond portfolio also presented a significant growth  rate of some  151.5%,  over the prior  year,  attaining  a total of 12.7 million outstanding bonds.

To achieve these results, Bradesco Capitalização S.A. strategically centered its efforts  on the  increased  use of its  customer  convenience  channels  such as
ShopInvest  Bradesco  (Internet) and Telebanco  Bradesco  (Call Center),  on the
development of new  distribution  channels and its  partnerships  with companies from diverse sectors of the economy which were responsible in great part for the performance obtained.

Awards

Bradesco  Capitalização  S.A. of the Bradesco Insurance Group, was the winner of the V Prêmio  Cobertura  -  Performance  2002 in the Best  Performance  category
Economic-Financial - Premium Bonds, organized by Cobertura Magazine.  This award was based on a number of  corporate  indices in 2001 and the first half of 2002, such as: Profitability, Net Income, Stockholders' Equity and Net Revenue.

Risk Ratings - Insurance and Savings Bonds

Ranking

Awards

Important  awards,  distinctions  and economic  reports  highlighted  Bradesco's excellence and business leadership and its brand strength.

For the fourth  year  running,  Bradesco  leads the  ranking of the 100  largest private sector groups in Brazil  published in Exame  magazine's  Guia Melhores e
Maiores,  one of the country's  most complete  business  yearbooks.  In the same issue, Bradesco is also named as Brazil's largest public and private sector bank in terms of equity.

The Organization was rated Brazil's largest private conglomerate by the yearbook of Grandes Grupos (Major Groups)  published by daily newspaper Valor  Econômico.
Bradesco also appears as leader in the financial area category.

Bradesco  received the prize awarded by Exame magazine's Guia de Fundos for Best
Investment  Fund  Manager  in  Brazil  and was also  rated as Best  Retail  Fund
Manager.  This  Fund  Guide is the  country's  most  important  and  traditional publication of its kind.

For the fourth  time and third in a row,  Bradesco  is  included  among the best companies to work for in Brazil,  according to the survey conducted by the Exame and Você S.A.  magazines in partnership with the  international  consulting firm
Great Place to Work Institute.

Banco  Bradesco  was the winner of the 2002  Edition of the Mauá Prize  which is awarded to the listed company with the best shareholder and market  relationship in 2001.  This is the third time that  Bradesco  has won this award given by the
National Confederation of Stock Markets (CNBV).

The Bradesco  Organization was elected overall winner in the Grand Prix category of the 2002 Social Value Award, by both the popular and expert juries. Sponsored by the  newspaper  Valor  Econômico,  with  support  from the  Ethos  and  Akatu
Institutes,  this award is designed to distinguish  companies  whose  commitment with society is based on excellence and best management criteria. For the second time running, the Bradesco Foundation also won the Bem Eficiente 2002 award from
Kanitz & Associados,  one of Brazil's  most  respected  third-sector  consulting firms.

The US  magazine  Global  Finance  elected  the  Bradesco  website  as the  best financial  portal  for  consumers  on the  Internet.  It was also rated the best
Internet Bank in Brazil and Latin America.

In  addition,  Bradesco  Internet  Banking  was voted best in Brazil by Business
Standard magazine, which highlighted the quality of its online customer service, among other  attributes,  revealed  in the  results of a survey  prepared by the
Research Institute of Fundação Getúlio Vargas - SP.

A poll carried out by Datafolha for the Top of Mind awards  elected  Bradesco as the most  remembered  private bank and Bradesco  Seguros as the most  remembered company in the insurance area.

Elected by Gazeta Mercantil  readers as the country's most influential  company,
Bradesco  was  awarded  the  Imagem  Empresarial  Nacional  prize for the second consecutive year.

Bradesco also received the Anamaco 2002 Award, rated by the National Association of the Construction Material Retailers as Brazil's Best Financial Institution.

Sociocultural Events

The Bradesco  Organization is a benchmark in the conduction of corporate actions focused on social responsibility, orchestrating important sociocultural projects and events which help to promote citizenship values.

As well as the intense  work  carried out by the  Bradesco  Foundation,  ranking
Bradesco  as  Brazil's  largest  private   investor  in  basic  education,   the
Organization also takes part in a number of other activities which contribute to the convergence of culture, information and education.

Bradesco  traditionally supports socially significant projects throughout Brazil without  distinction  of  geographic  or  thematic  criteria.  In line with this approach,  in 2002,  Bradesco was present at more than 600 regional,  sector and professional venues,  including trade fairs, seminars,  congresses and community events.

Along these lines,  Bradesco was one of the sponsors of the  Parintins  Folklore
Festival which attracted more than 100 thousand  visitors to Amazonia over three days of  festivities.  It was also  present at the Summer  Festival in Salvador,
Bahia,  an enormously  successful  event which  gathered  crowds of more than 50 thousand and as a sponsor of the Expresso  2222 Trio  Elétrico  road show at the
Bahia State Carnival,  undoubtedly one of the most important  expressions of the country's traditional festive spirit.

The  Organization  was  present  again  this  year  at the  'Festa  da  Uva',  a traditional grape festival organized by the descendants of Italian immigrants in
Caxias do Sul, Rio Grande do Sul, which receives more tourists from all over the country every year,  attracted by the cultural traditions which unite Brazilians and Italians.

Bradesco plays an important part in preserving historical buildings, such as the restoration of the Sé Cathedral in São Paulo, the repair work carried out on the
Roman Catholic Basilica at Aparecida. São Paulo State and the Carlos Costa Pinto
Museum in Salvador,  Bahia.  Bradesco also took part in a number of  educational and cultural actions designed to disseminate,  conserve,  restore,  document and exhibit works at the Pinacoteca do Estado,  São Paulo's oldest museum. A similar partnership was also formed with the São Paulo Museum of Modern Art (MAM-SP) for a number of important exhibitions.

Bradesco also took part in  citizenship  value projects such as that promoted by the City Hall Education  Department of Conceição do Mato Dentro,  via the Educar
Project which offers extra teaching to children and youngsters  from  low-income families.  For the fifth consecutive year, Bradesco was a sponsor of the Teleton
Charity  Effort  organized  by the  AACD  (Association  for  Assisting  Disabled
Children),  a TV marathon  which is designed to collect  funds for expanding and improving assistance given to the disabled.

Special  mention  should also be given to the theater  production  of Rá-Tim-Bum
Castle (Castelo  Rá-Tim-Bum) based on the popular TV show, specially created for children  from  between  the ages of 4 and 12 and the  support  given to  ballet through the  sponsorship of the Brazil 2002 tour of the Paris Opera Ballet,  the world's oldest dance company.

The  integration  of young  people with sport is another area which has received intense social action from the  Organization,  reflected in the work carried out by BCN,  through the "BCN Esportes" (BCN Sports)  project.  The project has been investing,  stimulating  and promoting the practice of sports in Brazil  without interruption  for 15 years.  The project  benefits 3.4 thousand  girls and young women at 44 sports training centers nationwide.

Bradesco also participates,  through the Bradesco Foundation,  in the nationwide adult literacy  program  Alfabetização  Solidária,  which has given more than 68 thousand  low-income  students  the chance to learn how to read and  write.  The
"Canal  Futura"  (Future  Channel),  which  broadcasts  educational  TV programs throughout Brazil, also receives important support from the Bradesco Foundation.
Through its partnership with Fundação Padre Anchieta,  the Institution took part in the co-production of the Ilha Rá-Tim-Bum TV series shown by TV Cultura in São
Paulo and other educational TVs nationwide.

The Bradesco  Insurance Group sponsored the traditional Rio de Janeiro Christmas
Project, the principal symbol of which is the enormous artificial Christmas Tree built on the margins of the city's lake,  Lagoa  Rodrigo de Freitas.  Now in its seventh year, the event included  shows by the Petrobras  Pró-Música  Orchestra,
Municipal  Theater Choir,  pop stars Roberto Frejat and Daniela  Mercury and the cast of Rá-Tim-Bum Castle.

Summary of the Financial Statements  - At December 31

BALANCE SHEET - IN MILLIONS OF REAIS	2001	2002
ASSETS		
Current assets and long-term receivables	**105,768**	**137,290**
Funds avaliable	3,086	2,786
Short-term interbank investments	3,867	21,473
Securities and derivative financial instruments	40,513	37,004
Interbank and interdepartmental accounts	5,318	13,135
Restricted credits:		
Brazilian Central Bank	4,907	12,520
Other	411	615
Credit and leasing operations	36,699	41,136
Credit and leasing operations	39,579	44,678
Allowance for loan losses	(2,880)	(3,542)
Other receivable and assets	16,285	21,756
Foreign exchange Portfolio	5,546	10,026
Other receivables and assets	10,800	11,852
Allowance for losses	(61)	(122)
Permanent assets	4,348	5,483
Investments	885	513
Property and equipment in use and leased assets	2,199	2,558
Deferred charges	1,264	2,412
Deferred charges	393	469
Goodwill on acquisition of subsidiaries, net of amortization	871	1,943
TOTAL	110,116	142,773
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current and long-term liabilities	87,352	113,624
Deposits	41,084	56,363
Demand deposits	8,058	13,370
Savings deposits	18,311	20,731
Interbank deposits	40	24
Time deposits	14,675	22,238
Deposits received under security repurchase agreements	14,057	16,013
Funds from acceptance and issuance of securities	4,801	3,137
Securities issued abroad	3,972	2,650
Other funds	829	487
Interbank and interdepartmental accounts	955	1,944
Borrowing and onlendings	14,034	16,438
Borrowings	7,887	9,391
Onlendings	6,147	7,047
Derivative financial instruments	112	577
Other liabilities	12,309	19,152
Foreign exchange portfolio	1,344	5,002
Taxes and social security contributions, social and statutory payables	3,944	5,030
Committed technical reserves for insurance, savings bonds and private pension plans	1,006	1,139
Subordinated debt	970	3,322
Sundry	5,045	4,659
Technical reserves for insurance, savings bonds and private pension plans	12,848	18,016
Deferred income	9	16
Minority interest in subsidiaries	139	271
Stockholders' equity	9,768	10,846
TOTAL	110,116	142,773
STATEMENT OF INCOME - IN MILLIONS OF REAIS		
Income from lending and trading activities	21,412	31,913
Expenses for lending and trading activities	(13,313)	(21,018)
Gross profit from financial intermediation	8,099	10,895
Other operating income (expenses)	(5,324)	(8,585)
Operating income	2,775	2,310
Non-operating income (expenses)	(84)	186
Income before taxes and profit sharing	2,691	2,496
Provision for income tax and social contribution	(502)	(460)
Minority interest in subsidiaries	(19)	(13)
Net Income	2,170	2,023

Historical Data - In millions of reais (unless otherwise indicated)

(*) 2002 - Paid and accrued

Corporate Organization Chart

Major Stockholders

Main Subsidiaries and Associated Companies

Banco Bradesco
99.99% ON 99.99% TOTAL
Banco Bradesco Argentina
99.99% ON 99.99% TOTAL
Bradesco Corretora T.V.M.
89.52% ON 88.68% TOTAL
Banco BEA
100.00%
Banco Bradesco Luxembourg
99.99% ON 99.97% TOTAL
Banco BANEB
100.00% ON 100.00% TOTAL
Bradesco Leasing
100.00% ON 100.00% PN 100.00% TOTAL
Banco BCN
100.00%
Boavista D.T.V.M.
99.03% ON 86.83% TOTAL
Banco Mercantil de SP
99.99% QUOTAS
BRAM Bradesco Asset Management
50.10% QUOTAS
Bradesco Templeton Asset
Banco Boavista
100.00% ON 100.00% TOTAL
99.99% QUOTAS
Bradesco Consórcios
100.00%
New York Branch
100.00%
Grand Cayman Branch
100.00%
Bradesco Services Co.
49.00% ON 49.00% TOTAL
CPM Holdings
99.99% QUOTAS
União de Comércio e Participações
99.98% ON 99.96% TOTAL
Scopus Tecnologia
50.00% QUOTAS
UFJ Bradesco Participações
100.00%
Bradesco Securities
99.99% ON 99.99% TOTAL
Banco Credireal
100.00% ON 100.00% TOTAL
Banco Finasa
99.94% ON 99.94% TOTAL
BCN Leasing Arrendamento Mercantil
50.00% ON 50.00% TOTAL
CLSA - BCN Corretora de Tit. e Val. Mob.
99.66% ON 99.66% TOTAL
Bradesco Seguros
99.99% ON 99.99% TOTAL
Bradesco Saúde
100.00% ON 100.00% TOTAL
Brad. Internat. Health Service
99.99% ON 99.99% TOTAL
Bradesco Capitalização
99.43% ON 99.43% TOTAL
A.B.S. Empreend. Imobiliários
5.66% ON 5.66% TOTAL
85.88% ON 85.88% TOTAL
União Novo Hamburgo Seguros
99.99% ON 99.99% TOTAL
Bradesco Vida e Previdência
99.77% ON 99.77% TOTAL
Bradesco Argentina de Seguros
51.00% ON 40.00% TOTAL
Indiana Seguros
99.99% ON 99.99% TOTAL
Atlântica Capitalização
55.56% ON 55.56% TOTAL
44.44% ON 44.44% TOTAL
Nova Paiol Participações
16.85% ON 16.85% TOTAL
28.78% ON 28.78% TOTAL
18.96% ON 18.96% TOTAL
35.17% ON 35.17% TOTAL
Finasa Seguradora
ON= COMMON STOCK
PN= PREFERRED STOCK

Bradesco Foundation - The Bradesco Organization's Social Arm

Background

The Bradesco Foundation (Fundação  Bradesco),  a non-profit entity headquartered in Cidade de Deus,  Osasco  (SP),  was  founded  in 1956 and  declared  to be of
'Public Utility' by Decree 86238 on July 30, 1981.

Convinced  that  education   lies  at  the  basis  of  equal   opportunity   and
self-fulfillment  on  both a  personal  and  collective  basis,  the  Foundation maintains  38 schools to date,  installed  primarily  in regions  which are both socially  and  economically  deprived,  in 25 of  Brazil's  26 states and in the
Federal District.

Objectives and Goals

A pioneer in privately funded social investment, the Bradesco Foundation's chief mission is to provide formal and quality  education for children,  teenagers and adults  prompting  self-fulfillment  through their  careers and their  effective participation as community dwellers.

Extending the range of these activities year by year, Bradesco has increased the number of students  attending its Foundation schools from 13,080 to 103,000 over the last 22 years.  The Foundation  offers free schooling at infant,  junior and middle school levels, as well as basic  professional and technical  education in areas which include IT, electronics,  management,  farming and husbandry.  Youth and Adult education is also available through distance learning courses.

Significant Events

The Bradesco  Foundation's 39th school in the city of Boa Vista,  Roraima is now at the  implementation  stage and with its modern facilities has the capacity to receive more than 1,200 students.

The Public TV Network  launched the new  Rá-Tim-Bum  series,  "Ilha  Rá-Tim-Bum"
(Rá-Tim-  Bum  Island) on July 1, 2002.  The result of a  co-production  between
Bradesco  Foundation and Fundação  Padre  Anchieta - TV Cultura,  the program is already  competing at international  award  ceremonies and is extremely  popular among  infant  and  juvenile  viewers  thanks to its  distinguishing  mark:  the commitment to offer alternative quality entertainment.

Recognition

In 2002, the Bradesco Foundation received special mention and recognition from a number of Institutions and Government  Bodies  throughout  Brazil,  resulting in more than 28 awards for its institutional  actions and the projects developed by its students and teachers. Among these, we highlight the following:

Bem Eficiente Award: Kanitz & Associados

Geração Capaz Award : CIEE - Centro de Integração Empresa Escola

I-Best Award in the "Social Action" category

E-Learning Brasil Award: ABRH - Brazilian Association of Human Resources

Marketing Best de Responsabilidade  Social Award: FGV- Fundação Getúlio Vargas -
SP

Excelência Xplor Brazil Award: Brazilian Association of Document System Users

45th  Concurso  Cientistas  de Amanhã  Award:  SBPC-  Brazilian  Society for the
Progress  of Science;  IBECC - Brazilian  Institute  of  Education,  Science and
Culture and Unesco

Prêmio de  Incentivo  à  Prevenção  das DST,  Aids e ao Uso  Indevido  de Drogas
(Incentives  for the Prevention of STD, AIDS and Drug Abuse):  Unesco;  UNCP and
UNAIDS

2nd Prêmio  Denatran de Educação  (II  Denatran  Education  Award):  Ministry of
Justice; National Department of Traffic.

School Locations

The majority of the Foundation's  educational units are located on the outskirts of  major  cities  or in  rural  areas  where  there  is a  significant  lack of educational and welfare assistance. Thousands of students in all four corners of
Brazil are given the opportunity to study at the Foundation schools.

The Bradesco Foundation - An Education Project the Size of Brazil.

Financing

The Bradesco Foundation  activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Courses - Number of Students per Level of Schooling - 2002

Student Profile

Increase in Student Numbers

Independent auditors' report on supplementary information

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined,  in accordance with auditing  standards  generally accepted in
Brazil,  the financial  statements of Banco  Bradesco S.A. and the  consolidated financial  statements of Banco Bradesco S.A. and its  subsidiaries as of and for the  years  then  ended  December  31,  2002 and 2001  which  were  prepared  in accordance  with  accounting  practices  adopted  in Brazil  and have  issued an unqualified opinion dated January 30, 2003.

Our  examinations  were made for the  purpose of forming an opinion on the basic financial  statements of Banco Bradesco S.A., and on the consolidated  financial statements of Banco  Bradesco S.A. and its  subsidiaries  taken as a whole.  The supplementary  account  information  included  in the  Report  on  Economic  and
Financial Analysis is prepared for purposes of additional  analysis and is not a required  part of the basic  financial  statements.  Such  information  has been subjected  to the  auditing  procedures  applied  in  the  audits  of the  basic financial statements.

The supplementary  account information related to the subsidiaries  described in
Note 2 (item  1)  related  to  periods  before  March  31,  2002,  as  well  all supplementary  account information related to the periods before March 31, 2001, were reviewed / examined by other independent auditors who issued their reports, without exception.

In our  opinion,  based in our  examinations  and on the  reports  of the  other
independent  auditors,  the  aforementioned   financial  statements  are  fairly
presented,  in  all  material  respects,  in  relation  to the  basic  financial statements taken as a whole.

As mentioned in Note 10 to the financial  statements,  the Bank adopted,  in the first  semester of 2002,  the new criteria for recording  and  evaluation of the securities and derivative financial instruments,  determined by the Central Bank of Brazil.

The Report on Economic  and  Financial  Analysis  and this  report are  intended solely for the information of the Administrative  Council and stockholders,  and others who have  received  the  financial  statements  referred  to in the first paragraph,  for use in analyzing those financial statements and should not to be used for any other purpose.

January 30, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Marcelo Bessan
Accountant CRC 1SP129705/O-0

Claudio Rogélio Sertório
Accountant CRC1SP212059/O-0

4 - Consolidated Balance Sheets and Statements of Income - 1998 to 2002

Consolidated Balace Sheets - In thousands of reais

DECEMBER 2002	2001	2000	1999	1998
ASSETS					
CURRENT ASSETS AND LONG-TERM RECEIVABLES	**137,290,008**	**105,767,892**	**90,693,025**	**75,136,910**	**62,635,794**
FUNDS AVAILABLE	**2,785,707**	**3,085,787**	**1,341,653**	**827,329**	**709,803**
SHORT-TERM INTERBANK INVESTMENTS	**21,472,756**	**3,867,319**	**2,308,273**	**2,590,599**	**5,167,038**
Open market investments	19,111,652	2,110,573	1,453,461	1,890,828	4,449,356
Interbank deposits	2,370,345	1,760,850	854,815	699,771	718,125
Loss accrual	(9,241)	(4,104)	(3)	–	(443)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**37,003,454**	**40,512,688**	**33,119,843**	**29,196,857**	**19,705,200**
Own portfolio	29,817,033	27,493,936	21,743,924	20,950,342	12,821,409
Subject to repurchase agreements	1,497,383	9,922,036	10,822,637	5,987,713	5,759,959
Subject to negotiation and intermediation of securities	–	526,219	9,394	157	295
Restricted deposits – Brazilian Central Bank	3,536,659	1,988,799	421,727	2,359,466	1,214,811
Privatization currencies	77,371	25,104	9,526	7,241	5,839
Subject to collateral provided	1,836,169	715,858	783,501	449,536	108,200
Derivative financial instruments	238,839	581,169	–	–	–
Allowance for mark-to-market	–	(740,433)	(670,866)	(557,598)	(205,313)
INTERBANK ACCOUNTS	**12,943,432**	**5,141,940**	**5,060,628**	**6,454,553**	**5,536,959**
Unsettled payments and receipts	16,902	10,118	6,920	7,635	189,329
Restricted deposits:					
- Brazilian Central Bank	12,519,635	4,906,502	4,848,668	6,184,959	5,194,724
- National treasury - Rural funding	578	712	660	599	779
- National Housing System - SFH	374,177	217,518	197,191	142,653	149,826
Interbank onlendings	–	–	2,024	116,733	1
Correspondent banks	32,140	7,090	5,165	1,974	2,300
INTERDEPARTMENTAL ACCOUNTS	**191,739**	**176,073**	**111,636**	**49,018**	**38,661**
Internal transfer of funds	191,739	176,073	111,636	49,018	38,661
CREDIT OPERATIONS	**39,705,279**	**35,131,359**	**30,236,106**	**21,535,633**	**20,794,541**
Credit operations:					
- Public sector	254,622	199,182	275,479	154,266	111,141
- Private sector	42,842,693	37,689,671	32,244,482	22,848,128	21,553,453
Allowance for loan losses	(3,392,036)	(2,757,494)	(2,283,855)	(1,466,761)	(870,053)
LEASING OPERATIONS	**1,431,166**	**1,567,927**	**1,914,081**	**1,712,343**	**1,688,761**
Leasing receivables:					
- Public sector	45	138	160	800	1,667
- Private sector	3,141,724	3,248,050	3,813,369	3,515,396	3,410,990
Unearned lease income	(1,560,278)	(1,557,642)	(1,760,305)	(1,490,803)	(1,485,780)
Allowance for losses	(150,325)	(122,619)	(139,143)	(313,050)	(238,116)
OTHER RECEIVABLES	**20,880,166**	**15,685,433**	**16,226,725**	**12,420,787**	**8,491,994**
Receivables on guarantees honored	1,577	1,131	2,020	–	645
Foreign exchange portfolio	10,026,298	5,545,527	6,417,431	3,375,563	2,488,263
Income receivable	249,849	187,910	191,873	109,734	113,814
Negotiation and intermediation of securities	175,185	761,754	497,655	839,758	320,821
Specific credits	–	146,919	124,776	206,952	164,770
Insurance premiums receivable	920,724	995,662	818,773	994,718	825,162
Sundry	9,629,263	8,107,714	8,258,402	7,021,988	4,685,384
Allowance for losses	(122,730)	(61,184)	(84,205)	(127,926)	(106,865)
OTHER ASSETS	**876,309**	**599,366**	**374,080**	**349,791**	**502,837**
Other assets	679,515	415,484	409,771	406,910	513,407
Allowance for losses	(243,953)	(164,290)	(171,876)	(166,447)	(199,753)
Prepaid expenses	440,747	348,172	136,185	109,328	189,183
PERMANENT ASSETS	**5,483,319**	**4,348,014**	**4,185,458**	**5,186,682**	**4,702,082**
INVESTMENTS	**512,720**	**884,773**	**830,930**	**2,453,425**	**2,306,500**
Investments in associated companies:					
- Local	395,006	742,586	689,002	2,044,120	1,400,144
Other investments	439,342	452,871	525,316	753,901	1,148,977
Allowance for losses	(321,628)	(310,684)	(383,388)	(344,596)	(242,621)
PROPERTY AND EQUIPMENT IN USE	**2,523,949**	**2,152,680**	**2,017,093**	**1,683,069**	**1,562,430**
Buildings in use	1,748,409	1,475,581	1,491,847	1,415,720	1,395,530
Other fixed assets	3,459,950	2,988,008	2,705,577	2,285,918	2,169,300
Accumulated depreciation	(2,684,410)	(2,310,909)	(2,180,331)	(2,018,569)	(2,002,400)
LEASED ASSETS	**34,323**	**46,047**	**10,688**	**17,026**	**22,351**
Leased assets	51,198	51,214	19,421	18,451	38,860
Accumulated depreciation	(16,875)	(5,167)	(8,733)	(1,425)	(16,509)
DEFERRED CHARGES	**2,412,327**	**1,264,514**	**1,326,747**	**1,033,162**	**810,801**
Organization and expansion costs	1,037,559	874,970	731,717	477,058	553,354
Accumulated amortization	(568,525)	(481,127)	(391,417)	(190,510)	(207,627)
Goodwill on the acquisition of subsidiaries, net of amortization	1,943,293	870,671	986,447	746,614	465,074
TOTAL	142,773,327	110,115,906	94,878,483	80,323,592	67,337,876

Consolidated Balance Sheets - In thousands of reais

2002	2001	DECEMBER 2000	1999	1998
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES AND LONG-TERM LIABILITIES	113,624,570	87,352,076	77,006,572	66,345,011	56,020,611
DEPOSITS	56,363,163	41,083,979	36,468,659	34,723,630	28,249,838
Demand deposits	13,369,917	8,057,627	7,500,518	6,803,429	4,976,836
Savings deposits	20,730,683	18,310,948	17,835,745	17,244,520	16,171,727
Interbank deposits	23,848	40,446	568,416	468,950	136,955
Time deposits	22,238,715	14,674,958	10,563,980	10,206,731	6,964,320
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS	16,012,965	14,057,327	12,108,350	7,814,288	9,307,113
Own portfolio	915,946	12,178,855	10,696,199	5,973,260	5,729,892
Third-party portfolio	12,188,054	1,878,472	1,412,151	1,841,028	3,577,221
Unrestricted portfolio	2,908,965	–	–	–	–
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	3,136,842	4,801,410	4,111,171	4,628,344	2,067,118
Exchange acceptances	1,214	–	–	–	2
Mortgage notes	384,727	780,425	741,248	452,379	262,165
Debentures	100,369	48,921	1,039	1,043,125	44,800
Securities issued abroad	2,650,532	3,972,064	3,368,884	3,132,840	1,760,151
INTERBANK ACCOUNTS	606,696	192,027	107,129	59,607	42,839
Interbank onlendings	35,686	4,519	1,059	10,016	28,191
Correspondent banks	571,010	187,508	106,070	49,591	14,648
INTERDEPARTMENTAL ACCOUNTS	1,337,729	762,505	904,188	879,592	573,526
Third-party funds in transit	1,337,729	762,505	904,188	879,592	573,501
Internal transfer of funds	–	–	–	–	25
BORROWINGS	9,390,630	7,887,154	6,463,555	4,864,414	4,035,313
Local borrowings - official institutions	3,368	2,979	9,737	10,178	5,147
Local borrowings - other institutions	216,812	230,468	170,775	138,279	31,932
Foreign currency borrowings	9,170,450	7,653,707	6,283,043	4,715,957	3,998,234
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	7,000,046	5,830,633	5,096,604	4,123,486	3,571,562
National treasury	62,187	–	–	–	–
National Bank for Economic and Social Development (BNDES)	3,437,319	3,067,220	2,589,284	1,650,243	987,997
Federal Savings Bank (CEF)	453,803	433,381	405,264	388,109	331,010
Government Agency for Machinery and Equipment Financing (FINAME)	3,045,176	2,321,508	2,090,374	2,064,153	2,238,674
Other institutions	1,561	8,524	11,682	20,981	13,881
FOREIGN ONLENDINGS	47,677	316,283	108,178	185,774	1,094,207
Foreign onlendings	47,677	316,283	108,178	185,774	1,094,207
DERIVATIVE FINANCIAL INSTRUMENTS	576,697	111,600	–	–	–
OTHER LIABILITIES	19,152,125	12,309,158	11,638,738	9,065,876	7,079,095
Collection of taxes and other contributions	108,388	181,453	128,785	113,693	135,394
Foreign exchange portfolio	5,002,132	1,343,769	2,439,657	1,029,963	1,045,553
Social and statutory payables	666,409	572,265	560,533	603,405	382,676
Taxes and social security contributions	4,364,328	3,371,127	3,094,628	2,665,681	2,168,827
Negotiation and intermediation of securities	109,474	1,307,385	592,395	914,127	506,767
Committed technical reserves for insurance, savings bonds and private pension plans	1,139,358	1,005,793	689,891	659,450	529,288
Subordinated debt	3,321,597	969,842	–	–	–
Sundry	4,440,439	3,557,524	4,132,849	3,079,557	2,310,590
TECHNICAL RESERVES FOR INSURANCE, SAVINGS BONDS AND PRIVATE PENSION PLANS	18,016,121	12,847,633	9,648,174	6,904,469	4,740,741
DEFERRED INCOME	15,843	9,020	34,632	17,543	33,195
Deferred income	15,843	9,020	34,632	17,543	33,195
MINORITY INTEREST IN SUBSIDIARIES	271,064	139,231	96,903	287,350	222,330
STOCKHOLDERS' EQUITY	10,845,729	9,767,946	8,092,202	6,769,219	6,320,999
Capital:					
– Local residents	4,960,425	4,940,004	5,072,071	4,206,644	3,659,692
– Foreign residents	239,575	259,996	74,429	58,856	50,626
Unpaid capital	–	–	(400,500)	(465,500)	(246,000)
Capital reserves	7,435	7,435	19,002	5,643	11,756
Revenue reserves	5,629,142	4,560,511	3,327,200	2,963,576	2,844,925
Mark-to-market adjustment - securities and derivatives	9,152	–	–	–	–
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	11,116,793	9,907,177	8,189,105	7,056,569	6,543,329
TOTAL	142,773,327	110,115,906	94,878,483	80,323,592	67,337,876

Consolidated Statements of Income - In thousands or reais

Consolidated Statements of Income - In thousands of reais

Banco Bradesco S.A.

Message to Our Stockholders

To Our Stockholders,

Banco  Bradesco  S.A. is close to  completing  its 60th  anniversary,  at a very significant  time in Brazilian  history:  the conclusion of the general election process which took place in October under entirely  normal  conditions and which brought a left-wing opposition party into power at a number of levels, including the presidency, confirming that Brazil is a legitimate democracy.

At the  Bradesco  Organization,  2002 can be  classified  as another in the long sequence of years in which expectations were adequately  fulfilled both in terms of growth and results. And, in this environment, the Bank played a dual role, as an economic entity contributing  towards Brazil's growth and as a socially aware institution with a marked presence in combating the lack of quality education in various  underprivileged regions of Brazil. Both these objectives have proved to be complementary and harmonious.

As a major  retail  bank,  Bradesco's  action  strategy  is geared to  achieving well-defined goals which include among others:  securing leadership positions in its segment; providing banking services to the largest number of individuals and companies  possible,  including those located in Brazil's most deprived regions;
playing a decisive role in economic  development,  levering  activities  such as agriculture, industry, services, exports, savings and others - all of which have a recognizable  influence on the formation of the nation's wealth; and acting as a pioneer in the utilization and  dissemination of cutting-edge  technology,  in direct and permanent contact with latest-generation instruments of progress.

In line with these guidelines, we highlight the initiatives which marked 2002 as yet another year of intense realization at Bradesco,  such as the acquisition of the share control of Banco Mercantil de São Paulo and its subsidiaries; of Banco do Estado do Amazonas, now called Banco BEA S.A.; of Banco Cidade S.A., by Banco
BCN S.A.;  the  formation  a strategic  partnership  with Ford;  acquisition  of
Deutsche  Bank  Investimentos  DTVM  Ltda.  and  its  fund   administration  and
management  portfolio;  increase in  Bradesco's  percentage  ownership  of Banco
Espírito Santo, S.A.,  Portugal's second largest private bank;  formation of the consortium purchase system company,  Bradesco Consórcios Ltda.; and the start-up of the activities of Banco Finasa and Finasa  Promotora de Vendas Ltda.  Special
emphasis  should  also be given to the  opening  on March 25, of Banco  Postal's first  post-office bank branch. At December 31, 2002, 2,500 of these post-office bank  branches  were  in  operation  out of a  forecast  total  of  5,320  to be integrated with Bradesco's Customer Service Network.

2003  dawns  bringing  new and  important  business  for our  Organization:  the signing,  on January 10, of the  commitment to transfer the share control of BBV
Banco - Banco Bilbao Vizcaya Argentaria Brasil S. A., including its subsidiaries to  Bradesco  and on  January  27,  the  acquisition  of the  Third-party  Asset
Management  Activities of Banco J.P.  Morgan S.A. in Brazil.  Also, in the first few days of January,  Bradesco returned to the international  market reassuming, with the issue of  "Eurobonds"  in the volume of US$ 250 million,  the country's funding flow and establishing  new parameters which prioritize  longer terms and lower cost in relation to those formerly practiced.

In the  financial  statements  at December 31, 2002,  we highlight a total of R$
142.773  billion in assets and net income of R$ 2.023  billion for the year,  of which our stockholders received R$ 946.983 million in interest attributed to own capital,  ie,  49.28% of adjusted net income.  In forming  this income,  special emphasis should be given to the important role played by the insurance,  private pension plan and savings bond areas (Bradesco Insurance Group).

The Bradesco  Organization's social activities,  made feasible through its sound performance in the economic  field,  is carried out by the Bradesco  Foundation, which is dedicated to the quantitative and qualitative improvement of education.
At present,  the Foundation  has 38 schools  installed as a priority in Brazil's most needy areas,  attending  free-of-charge more than 103 thousand students per year.

The Bradesco  Organization's  planning  activities have solid bases, such as the scale already achieved,  its enormous  diversification of products and services, its robust  equity and  financial  position,  one of Brazil's  largest  customer service  networks,  an  important  presence  abroad,  the use of best  corporate governance practice and an internal structure capable in terms of experience and operating efficiency of meeting the demands of sustainable growth.

Finally,  we stress the importance of our stockholders  trust, the preference of our vast  clientele  and the zeal,  efforts and  dedication of our employees and stakeholders to whom we express our sincere gratitude.

                        Cidade de Deus, January 30, 2003

                             Lázaro de Mello Brandão
                       Chairman of the Board of Directors

Director's Report

We are pleased to present the financial  statements  for the year ended December
31,  2002  of  Banco  Bradesco  S.A.,  as  well  as the  consolidated  financial statements,  prepared in accordance with the requirements of Brazilian corporate legislation.

In 2002,  the  Brazilian  economy  was  marked by a  significant  exchange  rate devaluation.  Caused for the most part by risk perception in relation to Brazil, the  depreciation of the real had an unfavorable  influence on inflation and the level of economic  activity.  On the other hand,  this  situation  stimulated an ongoing  improvement in the country's foreign accounts and produced an important trade balance  surplus.  Aligned with an economic  policy geared to  controlling
inflation,   this  decreased  dependence  on  foreign  financing  will  tend  to facilitate the sustainable growth of Brazil's economy in the coming years.

At the  Bradesco  Organization,  2002 was marked by a  succession  of  important events, among which we highlight the following:

o    Acquisition  of the share control of Banco  Mercantil de São Paulo S.A. and its  subsidiaries,  including Finasa  Seguradora S.A., Finasa S.A. Crédito,
     Financiamento e Investimento and Banco Mercantil de São Paulo International
     S.A.

o    Acquisition,  at a privatization  auction, of the share control of Banco do
     Estado do Amazonas  S.A.,  now named Banco BEA S.A.,  with 36 Branches,  49
     Banking  Service  Posts and 131 thousand  customers.  Its customer  service network was integrated with the Bradesco network on June 10.

o    Acquisition  by Banco BCN S.A. of the share  control of Banco  Cidade S.A., headquartered  in São Paulo (SP) with 24  Branches  in  Brazil,  53 Banking
     Service Posts, Assets of some R$ 2.085 billion,  Stockholders' equity of R$
     242  million  and more than 49  thousand  customers.  The  institution  was incorporated by BCN on June 24.

o    Strategic  partnership  entered into with Ford: Banco BCN S.A. acquired the total  capital  stock  of  Ford  Leasing  S.A.  -  Arrendamento  Mercantil;
     Continental  Banco S.A. acquired the credits and other rights of the direct consumer  credit (CDC) loan  portfolio  of Banco Ford S.A.,  as well as the financing  of new  business;  and  Continental  Promotora  de Vendas  Ltda.
     entered  into an  operating  agreement  to serve  Ford  Dealership  Network customers.

o    Acquisition  of Deutsche Bank  Investimentos  DTVM S.A. and its  Investment
     Fund  Administration  and  Management  Portfolio,  with  assets  of R$ 2.16 billion, now under BRAM - Bradesco Asset Management Ltda. administration.

o    Increase of  percentage  ownership  in Banco  Espírito  Santo,  S.A. to 3%,
     Portugal's  second largest  private-sector  bank,  headquartered in Lisbon,
     Portugal.

o    First Banco Postal post office  banking  branch  opened on March 25, in São
     Francisco de Paula, Minas Gerais. At December 31, 2002, 2,500 branches were in operation,  out of a total of 5,320 units to be installed throughout the
     ECT Post Office Network (Correios) used by Bradesco as local  correspondent banks.

o    Constitution of Bradesco Consórcios Ltda., created to sell consortium group plans for the acquisition of light and heavy vehicles and real estate.

o    Acquisition  by  Banco  Finasa  S. A. of some R$ 1.1  billion  in  Consumer
     Financing  operations - CDC of Banco  Mercantil  de São Paulo S.A.,  which, following the  aggregation  of the Financing and Leasing  Portfolios of the former  Continental Banco S.A., is now leader of its market segment.  Banco
     Finasa S. A. operates  through the  intermediation  of Finasa  Promotora de
     Vendas Ltda.  These  companies  were  formerly  Continental  Banco S.A. and
     Continental  Promotora de Vendas  Ltda.,  prior to changing  their names on
     August  19.  The  tradition  of the Finasa  Brand is now  aligned  with the strength and security of Bradesco.

o    On January 10,  2003,  the signing of a  commitment  to transfer  the share control of Banco Bilbao Vizcaya  Argentaria Brasil S.A. and subsidiaries to
     Bradesco.  BBV Banco,  with its  Network of 438 local  Branches,  1 foreign
     Branch  and 76 Banking  Service  Posts,  had  assets of R$ 16.787  billion, stockholders'  equity of R$ 2.293  billion  and 1.3  million  customers  at
     September  30,  2002.   Subject  to  the  approval  of  the   corresponding
     authorities  and the results of the due  diligence to be carried out,  this operation confirms Bradesco's  objectives to strengthen its market presence and actions,  increasing  efficiency  and returns to scale and  aggregating stockholder  value.

o    On January  27,  2003,  the  signing  with Banco J.P.  Morgan  S.A.,  of an
     "Agreement  for the Transfer of Rights and  Obligations  and Other Accords"
     regarding  the  acquisition  of  the  activities  of   Administration   and
     Management of the  Securities  and Investment  Fund  Portfolios  managed by
     JPMorgan Fleming Asset Management.  The operation which should be concluded in a period of 60 days involves the transfer of  approximately R$ 7 billion in third-party funds to Bradesco,  which will be managed by BRAM - Bradesco
     Asset  Management  Ltda.,  which will  endeavor to maintain  the  excellent management  standards and enhance even further the services  provided to JP
     Morgan's current investors.

1. Results for the Year

In terms of stockholder  returns and  contributions  to the public coffers,  the results reported for 2002 are significant:

R$ 2.023       billion of net income, or R$ 1.42 per thousand shares and returns on  stockholders'  equity  and total  assets of 18.65% and 1.42%, respectively.

R$ 2.354       billion in taxes and  contributions,  including  social  security contributions, payable or accrued, on the main activities carried out during the year.

R$ 946.983     million was  distributed  to 2,334,730  stockholders  as interest attributed to own capital, corresponding to 49.28% (41.89% net of withholding  tax) of adjusted  net  income.  This  represents  R$
               0.6940230 (R$ 0.5899196 net of  withholding  tax),  including the additional  10%, per thousand  preferred  shares and R$ 0.6309300
               (R$  0.5362905  net of  withholding  tax),  per  thousand  common shares.

2. Operating Efficiency - IEO

This  ratio  is the  result  of a  comparison  between  administrative  expenses
(including  personnel)  and  operating  results  (result of  adjusted  financial intermediation),  IEO reflects, on a descending scale, the success of Bradesco's simultaneous efforts to increase net revenues and decrease costs.

The  ABC  (Activity-Based   Costing)  methodology   practiced  by  the  Bradesco
Organization permits, among others, the improvement of the criteria used to form
and  negotiate  bank  charges,   the  supply  of  costing  information  to  GDAD
(Performance   Management   and   Decision-making   Support)  and  for  customer
profitability  determination  purposes,  as well as serving  as a  database  for ongoing rationalization analyses.

More  recently,  following  the  adoption  of  ABM  methodology  (Activity-Based
Management),  the Bank is rapidly  evolving  towards cost prevention  practices, with a  pro-active  approach as regards  the  identification  of  opportunities.
Accordingly,  at  the  same  time  as  its  processes  are  improved,  operating performance is seamlessly integrated with strategic  objectives,  in the pursuit to  create  and/or  sustain  competitive  advantages  and to add  value for both customers and stockholders.

This management  model provides ongoing support for planning and controlling the
Bank's business processes,  promoting the permanent improvement of operating and tactical issues and providing a firm basis for their strategic gearing.

54.60%         is the  efficiency  ratio at December  31,  2002,  as compared to
               54.34% in 2001 and 60.51% in 2000.

3. Capital and Reserves

R$ 5.200       billion of total  paid-up  capital at the end of the year. At the
               Extraordinary  General Meeting held on January 10, 2003, approval was  given for a capital  increase  of more than R$ 501  million, through  the  subscription  of new  shares in the  proportion  of
               4.678263291% of the shares held by the stockholders on that date, with  exercise  rights  during  the  period  from  January  20 to
               February 19, 2003.

R$ 5.646       billion in reserves.

R$ 10.846      billion of stockholders'  equity,  an increase of 11.03% in 2002, equivalent to 10.41% of assets which totaled R$ 104.225  billion.
               Managed   stockholders'   equity  is   equivalent   to  7.79%  of
               consolidated  assets  which  totaled R$ 142.773  billion  and net equity per thousand shares was equivalent to R$ 7.60.

The capital  adequacy  ratios were 17.89% on a consolidated  financial basis and
15.79% on a consolidated  economic and financial basis,  accordingly,  above the
11% required minimum  established by National Monetary Council  Resolution 2.099 of August 17, 1994, in conformity with the Basel Accord. As regards consolidated reference  equity,  the  ratio of  permanent  assets  to  stockholders'  equity, determined in compliance with Brazilian Central Bank requirements, was 37.20% on a total  consolidated  basis and 48.30% on a consolidated  financial basis, well within the maximum 50% limit.

The subordinated debt of the Bradesco Organization at the end of the year was R$
3.322  billion  (foreign  - R$ 1.004  billion  and  local - R$  2.318  billion), included  in  stockholders'  equity  for  determination  purposes  of the ratios described in the preceding paragraph.

In  compliance  with the  provisions  of  Article 8 of  Brazilian  Central  Bank
Circular  3068,  of November  8, 2001,  Bradesco  declares  that it has both the financial  capacity  and  the  intention  to  hold to  maturity  the  securities classified in the securities held to maturity category.

4. Bradesco Shares - Trading

Bradesco Shares maintained their strong presence, with a high-level of liquidity in all trading sessions of the São Paulo Stock Exchange - BOVESPA,  with a 4.35%
share of the Index.  Stock is also traded in the Madrid Stock Exchange in Spain, as part of the Latibex Index and through ADR-American Depositary Receipt - Level
2, in the New York Stock Exchange.

R$ 6.401       billion  traded in  Bradesco  Stocks  during the year in BOVESPA, comprising  38.359  billion  common  shares and  567.406  billion preferred shares.

R$ 2.960       billion  traded as ADR, in the US market,  guaranteed  by 276.170 billion of the Bank's preferred shares.

5. Operating Performance

5.1. Funding and Portfolio Administration

The Bradesco  Organization  has  traditionally  nurtured  ties with all economic activity,  operating  throughout  Brazil  and in a  diverse  range  of  business segments,  promoting the country's growth.  This philosophy provides a permanent stimulus to funding and portfolio administration activities. All told, more than
13 million checking  accounts are managed by the Bank, which has an 18.46% share of the Brazilian Savings and Loan System - SBPE.

Overall  funding  obtained  by the  Bradesco  Organization  totaled  R$  189.441 billion, a 22.44 % increase over the prior year.

R$ 72.376      billion in demand, time and interbank  deposits,  open market and savings accounts;

R$ 64.269      billion  in  managed  assets,  comprising  investment  funds  and customer portfolios;

R$ 29.986      billion in foreign exchange portfolio, borrowings and onlendings,
               working   capital   funds,   collections   and  tax  and  utility
               collections  and  similar,  as well as  funds  from  issuance  of securities and local subordinated debt;

R$19.155       billion  recorded in technical  reserves for  insurance,  savings bonds and private pension plans, a growth rate of 38.27% compared to the prior year;

R$ 3.655       billion in foreign  resources  through  public and private issues and  subordinated  debt,  corresponding  to a total of US$  1.034 billion.

5.2. Credit Operations

Sensitive to the market's  credit  demands,  Bradesco  seeks to  strengthen  its leadership position among the Brazilian economy's private financers.

In all segments,  the Bank's principal objective is to promote economic activity as a means of positively contributing towards the country's development.

R$ 50.801      billion  at the end of the year in  credit  operations  including advances on foreign exchange contracts and leasing operations,  a growth rate of 14.30% for the year.

R$ 3.665       billion  comprised the consolidated  balance of the allowance for loan loss,  corresponding  to 7.21% of the total volume of credit operations.

5.3. Housing Loans

In the housing loan area, the Organization  maintained its outstanding position, facilitating  business and  responding  to the demands of end  borrowers and the civil construction industry.

R$ 591.417     million of funds provided to this area for the  construction  and purchase of 9,791 residential properties.

5.4. Onlending Operations

One of the Bank's main objectives is to encourage corporate  competitiveness and to support the  modernization of the production  sector.  Accordingly,  the Bank also operates in the onlending of local and foreign funds.  During the year, the
Bradesco  Organization  released  R$  5.698  billion  for this  area,  providing
substantial   alternative  resources  for  companies  that  seek  to  invest  in production.  In relation to the onlending of funds from the  Brazilian  Bank for
Economic and Social  Development  (BNDES),  the  financial  volume of operations totaled R$ 3.050 billion,  facilitating strategic projects in different economic segments  with  special  emphasis  given to the  farming and  livestock  raising sector,  through the equipment  modernization  program  MODERFROTA  (Programa de
Modernização  da  Frota  de  Tratores  Agrícolas  e  Implementos   Associados  e
Colheitadeiras) which totaled R$ 269.621 million.

R$ 7.848       billion in  onlendings  at the end of the year,  mainly onlent to small and medium  companies,  an increase  of 11.78%,  and 42,927 contracts registered.

5.5. Agricultural Loans

The Bradesco Organization has traditionally nurtured a special relationship with
Brazil's   agricultural   and  livestock   raising  sector.   During  the  year,
agricultural  loans were mainly  allocated  to the  production,  processing  and distribution of crops.

Emphasis  should  also be given to its  important  support  for  production  and quality improvements and its positive impact on this strategic export sector and in turn on economic growth.

R$ 3.954       billion  of total  investments  in rural  loans at the  year-end, comprising 36,493 transactions.

5.6. Bradesco Corporate Banking

With  platforms  in  Brazil's  core  cities,   Bradesco   Corporate  Banking  is
responsible for the customer relationship management of 1,159 major national and international economic groups, with annual billings in excess of R$ 180 million.
Operating  nationwide,  structuring  tailor-made solutions based on the specific demands  of each  economic  sector  and  anticipating  market  trends,  creating business opportunities for the Organization's diverse segments.

R$ 42.618      billion of total funds managed by this area.

5.7. Bradesco Private Banking

Designed to attend  high-income  consumer  customers  with funds  available  for investment  in excess  of R$ 1  million,  the Bank  offers a  complete  range of quality products and services  providing maximum efficiency in asset management.
The service offers  personalized  financial  advice designed to enhance customer wealth and maximize returns.

5.8. Bradesco Companies

Determined to expand its middle market  activities,  the Bank launched  Bradesco
Empresas  (Bradesco  Companies)  designed to coordinate  its  relationship  with corporate  customers  whose annual  billings  range from R$ 15 million to R$ 180 million. In sync with the Organization's other sectors, this area is responsible for  developing  product  packages  which are  compatible  with each  customer's potential.

5.9. Capital Market

Over the years,  Bradesco  has  dedicated  special  attention  to  companies  in general,  supporting  their  investment  plans and business  expansion,  through operations which facilitate capitalization,  sustained growth and the consequent strengthening  of the  capital  market.  During  the  year,  Bradesco  acted  as intermediary in the public placement of shares, debentures and promissory notes, with a  volume  corresponding  to  59.07%  of all  issues  registered  with  the
Brazilian  Securities  Commission (CVM) and also played an important role in the structured operations area.

R$ 14.588      billion  posted for 19  transactions  of shares,  debentures  and promissory notes coordinated by Bradesco in 2002.

12             structured   operations  were  concluded  under  coordination  by
               Bradesco in 2002,  including  merger and acquisition  operations, project  finance  and  acting as a  consultant  in the  financial restructuring of companies.

6. International Area

Designed to support both  national  and  international  customers,  at different business stages, the Bradesco  Organization  offers full advisory services and a diversified  range of products and  services.  Among the  innumerous  advantages offered,  we highlight  the area's  efficient  service  structure,  its seamless integration and vast market knowledge.

Acting in all global markets,  the area comprises 18 specialized  departments in
Brazil, branches in New York, Grand Cayman and Nassau in the Bahamas, as well as
subsidiaries   in  Buenos  Aires,   Nassau  and   Luxembourg  and  an  extensive
international correspondent network.

The volume of consolidated  transactions  evidences Bradesco's  determination to contribute towards the success of the international  markets and in turn provide incentives for the competitive integration of the Brazilian economy.

R$ 5.455       billion  in  advances  on  foreign  exchange   contracts  at  the
               year-end,  for  a  portfolio  of  US$  2.365  billion  in  export financing.

US$ 393.844    million of import financing in foreign currency.

US$ 12.474     billion in purchases  of forward  export  contracts,  28.62% more than in 2001.

US$ 955.610    million in medium and long-term,  public and private,  placements in the international market.

7. Organizational Structure

7.1. Bradesco Customer Service Network

Structured  to offer users ease and  convenience,  the  Bradesco  Organization's
Customer  Service  Network is present  nationwide,  playing an important role in bringing banking services to all income brackets.

As well as the  practical  aspects and comfort  offered,  the Bradesco  Branches provide modern  Self-service  Lobbies which operate over extended business hours and are equipped with a number of different  machines  designed to save time and facilitate  customer  transactions.  The  Bradesco  Day and Night ATM units also offer services to customers at weekends and on bank holidays.

Bradesco  Internet  Banking,  in permanent  expansion,  is accessed by more than
4.724 million users, directly from their offices,  homes or anywhere they happen to be in the world.  Launched in 1996, the service currently  provides access to more than 210 types of  transaction,  with a total  volume  of  263.964  million transactions per year.

Fone Fácil  Bradesco  (Bradesco  Easy Phone  Service)  continues to increase its capacity,  enhancing  the Bank's  product  placement  strategy.  In 2002,  5.960 million items were sold, a growth rate of 135.26% over the prior year, with more than 229.008 million calls received.

Aware of the  importance of web-based  communications,  the Bank is investing in the extension of ShopInvest Bradesco, a home-broker service which permits online stock  exchange  investments,  with real time  prices and  offers,  among  other functions,  the simulation of investments  and  redemptions,  the acquisition of savings  bond  certificates,  private  pension  plans  and all  the  information investors need to follow the financial markets.

At  ShopCredit,  Bradesco's  Financing and Loan website,  visitors can consult a complete portfolio of credit lines offered by the Bank. The products are grouped together for purchase by consumer or  corporate  customers  with full details on each option and a simulator  can be used to  calculate  amounts and terms in the
Personal Credit,  Consumer  Financing (CDC),  Leasing,  Housing loans and Finame lines.

Bradesco Net Empresa,  stands out for its online  banking  services  provided to corporate customers, who have now gained a new ally for optimizing the financial management  of their  businesses.  Through this  website,  companies can operate their checking and savings accounts, make payments and collections and perform a number  of  other  transactions.  There  are  currently  more  than 56  thousand companies registered.

In  2002,  the   investments   for  expanding   functional   capacity,   IT  and
telecommunications' infrastructure,  totaled R$ 1.560 billion. At the same time, through the  program  implemented  to dispose of  non-operating  assets,  mainly through public auctions and also for investors, the Bank raised approximately R$
741.461  million,  generating both  administrative  gains and  maintenance  cost savings.

2,954          Branches  in Brazil  (Bradesco  - 2,507,  Banco BCN - 227,  Banco
               Mercantil - 219 and Banco Finasa - 1);

6              Branches  abroad,  1 in New York  (Bradesco),  4 in Grand  Cayman
               (Bradesco,  BCN,  Mercantil and Banco  Boavista) and 1 in Nassau,
               Bahamas (Boavista);

7              Subsidiaries  abroad,  Banco  Bradesco  Argentina  S.A. in Buenos
               Aires, Banco Bradesco  Luxembourg S.A. and Banco Mercantil de São
               Paulo  International  S.A. both in Luxembourg,  Boavista  Banking
               Ltd. in Nassau,  Cidade  Capital  Markets  Ltd. in Grand  Cayman,
               Bradesco  Services  Co.,  Ltd. in Tokyo and Bradesco  Securities,
               Inc. in New York;

2,500          Banco Postal branches;

1,849          Banking service posts and outlets in companies (Bradesco - 1,469,
               BCN - 179 and Mercantil - 201);

1,662          Outplaced terminals in the BDN - Bradesco Day and Night Network;

51             Branches of Finasa Promotora de Vendas, present in 13,324 vehicle dealerships  and in 1,306 stores selling  furniture,  home decor, telephony and IT related equipment.

21,210         Self-service  Bradesco Day and Night ATM Network units,  of which
               10,406 operate at weekends and on bank holidays;

22,617         MIPS (millions of instructions per second) comprise the installed capacity of the Bradesco Organization's Data Processing System;

9.292          million  customers  and users  served on average  per day,  2.190 million by our cashiers and 7.102  million  (76.43%)  through our convenience channels,  particularly BDN, Internet and Fone Fácil.

7.2. "Alô Bradesco" (Hello Bradesco)

Of indisputable  value, the "Alô Bradesco" service allows Bradesco to anticipate the market's  increasing  demands.  The  constructive  dialogue  with  customers facilitates the ongoing improvement of the Organization's products and services.
Created in 1985,  prior to the  introduction of the Brazilian  Consumer  Defense
Code,  "Alô  Bradesco"  continues  its  mission  to detect  trends  and  receive suggestions and complaints, gaining strength daily as an open and direct channel with the public.

283,315        calls received from customers in 2002.

8. Products and Services

8.1. Bradesco Cards

Synonymous with a pioneer approach,  efficiency and modern technology,  Bradesco cards has  intensified  its  participation  in the  segment  for more than three decades  to a share of  14.78%,  an  increase  of 29.79%  over the  prior  year.
Traditionally  associated with the Visa Banner, Bradesco also offers cards under the MasterCard banner,  providing users with the largest and most complete range of  facilities  and  benefits of their kind for paying for goods and services in
Brazil.

Bradesco is Brazil's largest issuer of chip-embedded  smart cards.  This product represents  its ongoing  efforts to offer  customers the best  available  market products.  Designed  based  on  cutting-edge  technology,  these  cards  provide multiple facilities as well as ensuring greater security for users.

In  partnership  with the Brazilian  Bank for Economic and Social  Development -
BNDES,  Bradesco  launched its BNDES Visa  Distribution  Card, a pioneer product used as the exclusive  means of payment for goods  produced in Brazil  purchased via an internet portal through suppliers associated with Visanet.

Emphasis  should  also be  given,  as a  result  of its  importance,  to the new partnership  entered  into with Visa do Brasil in the  formation of Visa Vale, a company  focused on the  benefits  voucher  sector,  which will  substitute  the traditional  meal and food  vouchers  for smart cards as part of a project to be implemented in the first half of 2003.

The Bradesco Visa Vale Pedágio Card (highway  toll smart card),  an  intelligent alternative  to the Highway Toll Voucher for  compulsory use in the transport of freight,  is yet another  pioneer  product which  demonstrates  the scope of the electronic  payments business and the Bank's successful  efforts to keep abreast of new market niches and opportunities.

The  Bradesco,  BCN and  Mercantil  Finasa Credit Cards are also accepted in the
International  Visa and  Mastercard  Networks,  comprising  more than 19 million commercial establishments and services worldwide in 249 countries.

R$ 12.280      billion   comprised   total  annual  billings  for  the  Bradesco
               Organization  Cards of which R$ 8.263  billion  comprised  Credit
               Cards and R$ 4.017 billion comprised Bradesco Visa Electron Debit
               Cards.

6.076          million Bradesco Credit Cards in circulation.

28.431         million Bradesco Visa Electron Debit Cards in circulation.

8.2. Collections

Bradesco  collections combines management capacity with latest generation IT and data  communication  resources,  comprising a sole  administrative  tool for the companies  using this  service.  Designed to increase  productivity  gains,  the
Bradesco Online Collection service permits the  rationalization of costs through the transmission and receipt of data on a direct  computer-to-computer basis. At present,  this services  accounts for the  processing of 97.37% of all documents recorded in the portfolio.

R$ 585.936     billion  transacted  by  Bradesco  Collections  during  the year, corresponding to 655,554 million documents processed.

R$ 217.624     billion  payments though 65.190 million  transactions in 2002 via
               Pag-For   Bradesco  -   Computer-Registered   Supplier   Payment,
               facilitating  the management of Accounts Payable for more than 35 thousand companies.

8.3. Tax and Utility Collections

Recognized for their high standards of efficiency and quality,  the Bradesco tax and  utility  collections  serve two flanks.  On one hand,  they seek to provide
customer   satisfaction  with  appropriate  and  innovative  solutions  for  the settlement of taxes,  duties and  contributions.  On the other, they effectively interact with the different  Government  Departments  in the federal,  state and municipal spheres and with public utility concessionaires.  On both flanks, this service stands out as a result of the speed and security of the data transmitted and amounts paid over.

R$ 71.166      billion collected during the year in federal, state and municipal
               taxes  and  other   contributions,   comprising   52.736  million
               documents processed.

R$ 4.101       billion in consolidated  CPMF collected,  corresponding to 20.14%
               of  the  total  amount  of  this  contribution,   evidencing  the
               significant   volume  of   financial   resources   moved  by  the
               Organization.

R$ 12.230      billion received in electricity,  water, gas and telephone bills, comprising 105.861 million documents  processed.  Of this amount,
               47.245 million was paid via Automatic  Debit to Current  Accounts and Saving  Accounts,  through a system which is both  convenient and practical for customers.

R$ 13.627      billion   paid  to  over  to  3.587   million   Social   Security
               beneficiaries and pensioners, 17.70% of those registered with the
               INSS (National  Institute of Social Security),  in 47.879 million transactions via the Instant Benefits Payment Card.

8.4. Stock, Custody and Controllership Services

With an appropriate  infrastructure and specialized  personnel,  Bradesco offers its customers the following services: custody of securities, controllership, DR-
Depositary Receipt and BDR-Brazilian  Depositary Receipt, as well as bookkeeping services for stocks, debentures and investment fund quotas.

178            companies comprise the Bradesco Computer-registered Share System, with 5.672 million shareholders

29             companies with  Computer-registered  Debentures issued in a total adjusted amount of R$ 10.884 billion.

322            customers use the Bradesco  Custody services with total assets of
               R$ 63.703 billion.

542            Investment Funds and Portfolios managed under with Controllership services and net assets of R$ 74.727 billion.

14             Registered Investment Funds with equity of R$ 1.275 billion.

9              Controlled DR Programs, with a market value of R$ 13.580 billion.

2              Controlled BDR Programs, with a market value of R$ 226 million.

9. Bradesco

9.1. Bradesco Insurance Group

Managed by  Bradesco  Seguros  S.A.,  the  Bradesco  Insurance  Group is present nationwide. One of Latin America's largest conglomerates, the Group is extending and consolidating its differentiated  and top-quality  service in the insurance, private pension fund and savings bond areas, launching new products and services and enhancing those that already exist.

R$ 750.272     million posted in net income of the Bradesco  Insurance  Group in
               2002, with a return of 28.95% on stockholders' equity of R$ 2.592 billion.

R$ 19.889      billion  in  investments,  including  those  used  to  cover  the technical  reserves of the  insurance,  private  pension plan and savings bond companies.

R$ 9.724       billion in net income from insurance premiums and private pension fund contributions.

R$ 1.020       billion  in  savings   bond   activity   billings,   with  prizes
               distributed  in the total  amount of R$ 30.399  million  on 2,167 winning bonds out of a year-end total of 12,736,576 bonds.

R$ 23.839      billion in total assets in the  insurance,  private  pension plan and savings bond areas.

9.2. Banco BCN S.A.

Focused on quality customer relationships,  Banco BCN S.A. offers a personalized service to its  consumer  and  corporate  customers,  with the support of expert teams specialized in different markets and business sectors.

Among the companies  managed by BCN is Banco Finasa S.A.  which,  in August 2002 became market leader in the financing  area,  combining the  traditional  market
Finasa Brand with the strength and security of its parent company, Bradesco.

R$301.401      million  in net  income  reported  for the year  and a return  of
               19.73% on stockholders' equity of R$ 1.527 billion.

R$ 24.096      billion in funds raised and managed.

R$ 23.803      billion in total assets.

R$ 13.260      billion of total credit operations,  including leasing operations and advances on foreign exchange contracts

9.3.  BRAM - Bradesco Asset Management Ltda.

Specialized  in  the  management  of  third-party   funds,  and  under  separate
administration from the Bank, BRAM attends a number of different segments,  such as retail, corporate and private sector banking and institutional investors.

The funds  managed by BRAM,  in the first half of 2002,  were  increased  by the
Investment Funds and Portfolios  acquired from Deutsche Bank  Investimentos DTVM
S.A., Banco Mercantil de São Paulo S.A., Banco BEA S.A. and Banco Cidade S.A.

9.4. Leasing Bradesco

In the leasing area, the Organization offers companies an alternative  long-term financing option designed to facilitate the expansion and modernization of their businesses,  without having to use their own capital,  through  Bradesco Leasing
and  BCN  Leasing.   We  highlight  their  highly  competitive  market  position specifically focused on vehicles, equipment and computers.

R$ 1.619       billion was the balance of leasing  transactions  at December 31,
               2002, with 9,376 transactions contracted during the year.

57,146         lease agreements in force at the year-end,  evidencing the widely distributed business.

9.5. Bradesco S.A. Corretora de Títulos e Valores Mobiliários

With a significant  role in all trading sessions at the São Paulo Stock Exchange
- BOVESPA and the  Mercantile  and the  Futures  Exchange - BM&F and rated among
Brazil's  top-ranking  brokerage  firms,  the  Corretora  also recorded a marked increase in its online stock trading activities.

Structured  to  facilitate  the  participation  of small  investors in the stock market, its exclusive Automatic Share Dealing System (SANA) permits the purchase and sale of stock in small lots via computer terminals available  throughout the
Bradesco  Customer  Service  Network.  This  system  can  also be  used  for the intermediation of public offerings of shares.

In November,  Bradesco  Corretora  entered into a partnership with Latibex,  the
European  market for Latin  American  stocks at the Madrid Stock  Exchange which gives Brazilian  investors direct access to trading.  Bradesco  Corretora is the first  brokerage  firm in Brazil to offer this service and  maintains a terminal connected  to  Latibex  in real time so that  transactions  can be  carried  out without the need for a correspondent in Spain.

R$ 10.333      billion traded by Bradesco  Corretora at stock exchange  sessions corresponding to 199,631 buy and sell orders for 48,757 investors during the year.

6.322          million  contracts  negotiated at BM&F,  representing a financial volume of R$ 685.191 billion.

10,054         registered  customers  in the Custody  Portfolio  at December 31,
               2002.

10. Corporate Governance

The modern corporate governance  practices adopted by the Bradesco  Organization are chiefly  designed to improve the  performance of all its activity  segments.
The figures posted to date confirm that this goal is being met, both in terms of increased operating efficiency and in the expansion of the Institution's funding capacity at home and abroad.

As from  June  2001,  Bradesco  shares  comprise  BOVESPA's  Level  1  Corporate
Governance   index  since  these  shares  are  in  full  compliance  with  index requirements.  Moreover,  since  Bradesco's  shares are traded in foreign  stock exchanges,  the Bank also prepares its financial  statements in accordance  with internationally accepted US-GAAP.

In compliance with Instruction 381 of the Brazilian Securities  Commission,  the
Bradesco   Organization   declares   that,  in  2002,  it  paid  KPMG  Auditores
Independentes  and its  related  parties,  the amount of R$ 3.502  million,  for projects which  commenced in December 2001 and were concluded in September 2002, relating to specialized  services for supervising the  implementation of the new
Brazilian  Payments  System,  comprising  some 27% of the fees for the  external audit services.  Bradesco,  following discussion with its independent  auditors, concluded  that the  services  rendered  did not affect  their  independence  or objectivity,  on  account  of the  definition  of the scope  and the  procedures carried out. It is Bradesco  Organization  policy to comply with the regulations which establish the  restrictions  relating to services  provided by independent auditors.

10.1. Compliance

At the Bradesco Organization, compliance is geared and monitored by the Board of
Directors ensuring that its activities,  policies and normative instructions are always  in  compliance  with  legal  and  regulatory  standards.  The  Board  is responsible  for  analyzing and approving  the  semiannual  Compliance  Reports, prepared by the Internal  Controls Area.  Following the Ordinary General Meeting
held on March 14, 2002, at the  stockholders'  request,  an Audit  Committee was formed comprising 3 full members and 3 alternates who will hold office up to the date of the  Ordinary  General  Meeting  of 2003.  In line with  good  corporate governance  practice and on  recommendation  by the Brazilian Central Bank, each independent audit firm is contracted for a four-year period.

10.2. Information Transparency and Dissemination Policies

In 2002, as part of its market  relationship  strategy,  Bradesco  organized 142
internal  and  external   meetings  with  analysts,   18  conference   calls,  6
presentations  at the Brazilian  Association of Capital Market Analysts - ABAMEC
in Brazil's major state  capitals and 15  presentations  abroad.  In addition to this intense  activity,  Bradesco  publishes its  half-yearly and yearly balance sheets,  accompanied  by the  corresponding  Report on  Economic  and  Financial
Analysis.  Moreover,  the Social Activity Report is published  together with the
Annual  Report.  All  significant  information  is available in real time on the
Bradesco  website  at  www.bradesco.com.br.  As  a  result  of  its  information transparency  policy,  Bradesco received the "Maior Transparência 2001" award in the retail bank category, given by Atlantic Rating.

With a  circulation  of one million  copies,  the Bank  distributes  its monthly in-house news bulletin called "Cliente Sempre em Dia", as well as 130,000 copies of the Bradesco Magazine,  published  quarterly for distribution to its external public.

11. Risk Management

At the  Bradesco  Organization,  the  analysis  and  control  of market  risk is directly  subordinated  to the  Board  of  Executive  Officers  and  the  Bank's
President. The management of market risks involves a series of controls relating to the exposure of  financial  positions  to  interest,  exchange and  liquidity rates, based, for the most part, on technical limits and the constant monitoring of the positions  assumed.  Bradesco  follows a conservative  policy in terms of exposure  to market  risks and VaR (Value at Risk)  limits are defined by Senior
Management  and  compliance  therewith  monitored on daily basis by a completely separate area, as are also the risks directly  affecting the financial  economic
Group's minimum capital requirement.

11.1 - Operating Risk

In  compliance  with  the  new  Basel  Accord  and  Brazilian   regulatory  body
requirements,  operating risk is managed at Bradesco based on the  dissemination of its  culture,  disclosure  of its  policies  and the  development  of its own
methodologies,   models  and  tools,  facilitating,  among  other  factors,  the mitigation  of costs  relating  to  regulatory  capital  to be  subscribed.  The
Operating Risk Area supports the  decision-making  process  designed to maximize processes and activities based on risk perception,  generating information which
permits  the  qualitative  and  quantitative   assessment  of  operating  risks,
identifying the level of existing exposure. The combination of these assessments reduces  the  level  of loss  generated  by the  increase  in the  institution's operating  efficiency  producing,  as  a  result,  an  increase  in  competitive advantage.

11.2. Information System Security

The  efficient  use of  information  is an  inseparable  part  of  the  Bradesco
Organization's  culture and day-to-day  activities and is considered to be a key
business  success  factor.  The  Corporate   Information   Security  Policy  and
Guidelines cover the data base, all of the IT environments, documents, files and other tools.  Restricted data and information which is of the exclusive interest of customers is treated  internally  with strict secrecy and fully  protected by
PIN and password systems. To maintain procedure compliance,  independent reviews and updates are carried out  periodically,  as well as specific  staff  training programs designed to ensure maximum efficiency.

11.3. Credit Policy

As well as seeking security,  quality and liquidity in the investment of assets, minimizing risks inherent to this type of operation,  the Organization's  credit policy is also designed to offer agile and profitable  business and to guide the setting of operating limits and granting of credit, based on assessment policies geared by constantly improving technical parameters.

As part of this system,  the Branches  operate  within  varying  limits based on their size and type of guarantee,  while the specialized  credit scoring systems maximize  the speed  and  security  of the  approvals  process,  based on strict protection  standards.  The credit committees located at the Bank's headquarters also play an important  role,  centralizing,  analyzing and  authorizing  credit operations at amounts  above the branch limits and managing this core  strategic activity.

Operations are diversified,  non-selective and focused on consumer and corporate customers with sound payment capacity and proven creditworthiness, ensuring that underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

11.4 - Money Laundering Prevention

The ongoing  enhancement  of  technology  tools and employee  training  programs ensures that financial activity is efficiently monitored,  preventing use of the
Organization for illegal transactions.

12. Marketing

Bradesco's  marketing  focus is  principally  centered  on  adding  value to the
Organization's  institutional  image and to securing new  customers and building customer loyalty,  highlighting  competitive  factors such as the quality of its products,  the  efficiency  of its services and the  excellence  of its customer service.

The institutional  campaigns  "Diálogos" with the saying "O importante na vida é
ter com quem  contar",  and  "Compromisso",  with the slogan "O que você  deseja hoje", pinpoint moral values such as trust and commitment,  with emphasis on the emotions and feelings capable of uniting people, showing that Bradesco meets the diverse  expectations  of its  customers.  Another  highlight  in  2002  was the launching of Bradesco's  Virtual Online Mouse  Character,  Chip. This delightful character, created by modern techniques which combine computerized animation and images,  caught the public's eye by showing them how easy, simple and safe it is to use Bradesco  Internet  Banking for  carrying  out a diverse  range of online banking  transactions.  Emphasis  should also be given to other  campaigns which were created using the same type of engaging  language to  disseminate  Bradesco
Vida e Previdência, Investment and Credit Card products.

561  regional,  industry and/or professional  events,  including business fairs, seminars,  congresses and cultural and community events  throughout  Brazil received support from Bradesco.

13. Recognition

Risk  Ratings  - In  2002,  Bradesco's  risk  ratings  were  among  the  highest attributed to Brazilian  Banks by the national and  international  credit rating agencies:  Atlantic  Rating,  Austin  Asis,  Fitch  Ratings,  Moody's  Investors
Service, SR Rating and Standard & Poor's.

Ranking - Recognition  of Bradesco's  leadership  was  highlighted  by important national and internal publications, including the following:

o    Largest Private Group in Brazil by income,  for the fourth year running and
     Brazil's  largest bank in terms of equity  according to the 2002 edition of
     Exame magazine's Guia Melhores e Maiores;

o    Largest  Private  Group in Brazil  and leader in the  financial  area among public and private sector  institutions  according to the yearbook of Valor
     Grandes Grupos (Major Groups) published by the Valor Econômico newspaper.

o    Brazil's   Largest   Bank  by   stockholders'   equity  and  leader   among
     private-sector   financial   institutions  in  the  total  assets  ranking,
     according  to Valor 1000,  the yearbook  published  by the Valor  Econômico newspaper which lists Brazil's 1000 largest companies.

o    Leader among Latin  American  banks by billings,  according to  Economática which is the first  time in  history  that a private  bank is ranked  first place in the financial category for this region.

o    Best  rated  bank by Agência  Estado/Economática  in the second  quarter of
     2002,   which  highlights   companies   generating  the  best  returns  for
     shareholders,   reflecting  transparency  and  sound  corporate  governance practice.

o    Largest Bank in São Paulo, according to the special edition of the Exame SP magazine which reveals the largest businesses in the metropolitan region.

o    Largest  Brazilian  Bank  and  largest  private-sector  company  in  Brazil according to the Fortune 5 Hundred 2002 list,  published by the US magazine
     Fortune, which lists the world's 500 largest companies.

Awards  -  Bradesco  received  52  awards  in  2002,  which  confirms,  based on independent  opinion,  Bradesco's  market  leadership  and  the  quality  of the products and services offered, among which we highlight the following:

o    Best Brazilian Bank in 2002, according to LatinFinance, the respected Latin
     American finance magazine.

o    Best Retail Bank in Brazil  Award from the  Conjuntura  Econômica  magazine published by Fundação Getulio Vargas.

o    Best Investment Fund Manager in Brazil awarded by Exame magazine's Guia dos
     Melhores Fundos de Investimento 2002.

o    Mauá Award, given by the National Confederation of Stock Markets (CNBV) for
     the third time as the listed company with the best  shareholder  and market relationship in 2001.

o    Global  Finance  2002  Award,  for Best  Internet  Bank in Brazil and Latin
     America  and Best  Integrated  Financial  Portal in the  World  for  Retail
     Customers, given by the U.S. magazine Global Finance.

ISO 9001 and 9002 Accreditation:  The Bradesco  Organization ended the year with
51 Products and Services  accredited with this quality  certificate,  confirming its pursuit to ensure  increasingly  easy and  convenient  services  for all its customers and users.

14. The Bradesco Organization's Social Activities

Created in 1956,  when the concept of business  citizenship was still unheard of in Brazilian daily life, the Bradesco  Foundation has constructed over the years an  important  educational  project  which  is now the  size of  Brazil.  As the
Bradesco  Organization's main instrument of social action, this program provides education  mainly to  children,  young  people and  adults  from  Brazil's  most underprivileged regions.

Altogether, the Bradesco Foundation,  through its 38 schools, installed in 25 of
26 Brazilian states and in the Federal  District,  provided basic education,  in
2002,  completely free of charge to more than 103 thousand  students,  including pupils on its youth and adult education and basic professional training courses.
To its more than 48 thousand  infant,  junior,  middle and technical high school pupils, the Foundation also provides free meals, uniforms,  school materials and medical/dental  care.  For the last six years,  the pass rate in our  Foundation
Schools  has  remained  at an  average  96%,  which  is  equivalent  to the best international pass rates.

In 2003 the Foundation's 39th school will be opened in Boa Vista, Capital of the
State of Roraima,  with the capacity to attend 1,200  students.  This means that the Bradesco Foundation will now be present in all of Brazil's states.

Strengthening  yearly its ties with regional economies,  the Bradesco Foundation offers a number of courses which are of specific  interest to these  communities such as  Printing  Technology,  Agriculture,  Business  Management,  Information
Technology,  Fashion, Leisure and Development,  among others.  Accordingly,  the
Foundation  seeks to qualify  course  participants  so that they will be able to open up their own businesses or pursue better jobs in the employment market.

Designed to extend its contribution to the field of knowledge even further,  the
Bradesco Foundation  maintains important  strategic  partnerships.  In 2002, the
Bradesco  Foundation entered into an agreement with Aban Informatics Limited for the use of educational software,  based on animations and illustrations,  in its junior middle and high schools, in the areas of physics, chemistry,  biology and math. Another new project called Digital  Inclusion,  carried out in partnership with  Microsoft,  trained  some  one  thousand  students  free-of-charge  in the
Bradesco Foundation Schools.

Special  emphasis should also be given to the  partnership  entered into in 2002 with NIIT from  India,  which will  provide  some 250 IT courses for the Virtual
Classroom, the Bradesco Foundation's e-learning architecture.

In  partnership  with Cisco Systems,  students are qualified,  through the Cisco
Networking  Academy  Project,  to  install,  design  and  administrate  computer networks. Some 3,091 students were qualified in this area up to the end of 2002.

Launched as a pioneer  project four years ago, the basic computer  skills course for the visually  impaired has qualified  3,562 students at 31 Foundation  units and 35 partner  Institutions  and is  distinguished  for its  practical  content focused on the use of Microsoft Windows and the Internet.

Through an operating  agreement  signed with the Globo Group's  Roberto  Marinho
Foundation,  Bradesco  participates in the project called "Futura,  the Learning
Channel".  With 20 million  viewers,  Futura is Brazil's  first  educational  TV channel to be financed and managed entirely by  private-sector  initiative.  The
Foundation  also   participates   in  the  Youth  and  Adult  Literacy   program
Alfabetização Solidária,  created in 1997 by the Comunidade Solidária Committee, which in the North and Northeast  regions of Brazil is responsible for extending access to Youth and Adult  Education.  Our  participation  ensures  that some 10 thousand Brazilians learn how to read and write each year.

In conjunction with TV Cultura in São Paulo, the Bradesco Foundation co-produced the first series of Ilha Rá-Tim-Bum,  a program which offers infant and juvenile viewers  entertainment with educational content,  preparing children for life in society and transmitting citizenship values.

We also  highlight  the  partnership  with the "Intel  Education for the Future"
program, a worldwide  initiative by Intel  Semiconductors,  which is designed to eliminate barriers that prevent the full use of technology as a teaching tool.

The BCN Sports project developed by the Organization  maintained  basketball and volleyball training centers for 3,400 young girls from 9 to14 in 2002.

A number of awards and distinctions  confirm the scope and depth of the Bradesco
Foundation's  contribution  to Brazil's  social  development.  Among others,  we highlight  the  following  awards given to students,  "Incentivo à Prevenção das
Doenças Sexualmente Transmissíveis/Aids e ao Uso Indevido de Drogas" (Incentives for the prevention of STD/Aids and Drug Abuse),  organized by UNESCO, the United
Nations  Organization for Education,  Science and Culture:  Foundation School in
Salvador,   BA,  first  place  in  the  category  "Jovens  ou  grupo  de  jovens escolarizados atuando em espaços educativos" (Young People Acting in Education);
Foundation  School in Gravataí,  RS,  Special  Mention in the "Private  School",
category for the "Saúde:  atitude ou omissão"  (Health:  attitude or  omission?)
project.

The Bradesco  Foundation  investments  and activities are funded  exclusively by resources  from its own income and donations  made by the Bradesco  Organization
Companies.

R$ 123.307     million total  investments  in 2002,  and a budget for 2003 of R$
               128.924 million to attend more than 105 thousand students.

15. Human Resources

The Bradesco  Organization's  headcount totals 74,393 employees,  of whom 53,732 are employed by Bradesco and 20,661 by the subsidiary companies.

To these  employees the  Organization  dedicates  permanent  care and attention.
Bradesco's  staff training  programs are an integral part of its ongoing pursuit for specialization and service quality, particularly in the operating, technical and behavioral  areas.  Employees can rely on the support from specialized teams of instructors  and appropriate  infrastructure,  as well as the online internet training  program,  TreiNet  which has enabled a large  number of  employees  to acquire professional knowledge via distance learning.

Emphasis should also be given to the Management Development Programs established in partnership with Consulting Firms, Universities and Business Schools offering courses in the areas of  economy,  business  administration  and law and also at post-graduate level.

Internal  communication  also merits special attention from the Organization.  A copy of the  publication  "Interação"  (Interaction)  is sent personally to each employee and the "Sempre em Dia" - news bulletin  published  daily.  TV Bradesco works along  these same  lines.  All these  communications  serve to  integrate, inform and guide the Organization's staff in an eminently practical manner.

Among the management instruments of the Human Resources policy, we highlight the benefits  directly  focused on  improving  the  quality of life,  well being and security of the Organization's employees and their dependents,  covering 185,150 persons. Among which we cite:

       • Medical and Hospital Healthcare Plan
       • Dental Assistance Plan
       • Supplementary retirement and private pension plan
       • Group life and group personal accident insurance policies
       • Collective automobile insurance policy.

Bradesco was ranked for the fourth time running among the "100 Best Companies in which to Work" published by the Exame  magazine's Guia Exame,  based on a survey
carried  out  among  employees.   This  distinction  confirms,  yet  again,  the
motivation of our employees with their workplace, benefits and the possibilities for personal and professional development offered by the Organization.

R$ 48.993      million    invested   in   Training    Programs    with   376,117
               participations.

R$ 336.052     million spent on the Meals Program,  with 85 thousand light meals served and 71 thousand meal vouchers supplied daily.

3.082          million medical and hospital consultations during the year.

700            thousand dental consultations.

The  conquests  achieved  during the year  confirm the  Bradesco  Organization's
leadership  position.   They  also  reflect  its  efforts  to  contribute  in  a
significant   manner   to   Brazil's   development   and   progress,   corporate
competitiveness  and customer  comfort  through its  day-to-day  operations  and banking business.

                        Cidade de Deus, January 30, 2003
                             Board of Directors and
                           Board of Executive Officers

Consolidated Balance Sheet at December - In thousands of reais

ASSETS	BRADESCO 2002	BRADESCO 2001	CONSOLIDATED BRADESCO 2002	CONSOLIDATED BRADESCO 2001
CURRENT ASSETS	**73,985,725**	**57,923,525**	**110,241,272**	**84,159,563**
FUNDS AVAILABLE (Note 8)	**1,780,121**	**2,450,945**	**2,785,707**	**3,085,787**
SHORT-TERM INTERBANK INVESTMENTS (Notes 3b, 4 and 9)	**27,597,746**	**8,735,194**	**18,834,319**	**3,729,772**
Open Market Investments	17,885,554	3,915,755	16,584,468	2,110,573
Interbank Deposits	9,717,242	4,819,964	2,255,113	1,620,316
Loss Accrual	(5,050)	(525)	(5,262)	(1,117)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 4, 10, 34b and 34c)	**2,073,433**	**12,031,064**	**30,475,626**	**33,508,505**
Own Portfolio	1,047,631	3,967,036	25,742,640	22,717,964
Subject to Repurchase Agreements	265,642	6,775,623	441,917	9,187,404
Subject to Negotiation and Intermediation of Securities	–	526,219	–	526,219
Restricted Deposits - Brazilian Central Bank	207,071	566,470	2,668,334	901,633
Privatization Currencies	–	–	57,697	1,963
Subject to Collateral Provided	508,581	104,667	1,464,233	382,463
Derivative Financial Instruments (Notes 3d, 4 and 34c)	44,508	314,255	100,805	400,576
Allowance for Mark-to-Market	–	(223,206)	–	(609,717)
INTERBANK ACCOUNTS (Note 12)	**11,248,196**	**4,629,657**	**12,643,337**	**4,941,955**
Unsettled Payments and Receipts	11,997	4,163	16,902	10,118
Restricted Deposits:				
- Brazilian Central Bank	11,221,714	4,607,682	12,519,635	4,906,502
- National Treasury - Rural Funding	578	712	578	712
- National Housing System - SFH	13,815	17,097	74,082	17,533
Correspondent Banks	92	3	32,140	7,090
INTERDEPARTMENTAL ACCOUNTS	**177,039**	**168,984**	**191,739**	**176,073**
Internal Transfer of Funds	177,039	168,984	191,739	176,073
CREDIT OPERATIONS (Notes 3e, 4, 13 and 34b)	**18,663,274**	**19,952,893**	**27,775,737**	**24,805,666**
Credit Operations:				
- Public Sector	7,940	25,367	26,843	32,302
- Private Sector	20,536,268	21,498,502	30,241,717	26,727,072
Allowance for Loan Losses (Notes 3e, 13f and 13g)	(1,880,934)	(1,570,976)	(2,492,823)	(1,953,708)
LEASING OPERATIONS (Notes 2, 3e, 13 and 34b)	**–**	**–**	**904,708**	**959,886**
Leasing Receivables:				
- Public Sector	–	–	45	109
- Private Sector	–	–	1,942,079	1,950,957
Unearned Lease Income	–	–	(945,407)	(912,267)
Allowance for Losses (Notes 3e, 13f and 13g)	–	–	(92,009)	(78,913)
OTHER RECEIVABLES	**12,246,268**	**9,777,057**	**16,085,306**	**12,585,551**
Receivables on Guarantees Honored (Note 13a-2)	1,529	1,097	1,577	1,131
Foreign Exchange Portfolio (Note 14a)	8,982,641	5,166,633	10,026,298	5,545,527
Income Receivable	491,112	753,101	249,849	187,910
Negotiation and Intermediation of Securities (Note 4)	92,053	503,830	175,055	761,754
Specific Credits	-	139,985	-	143,270
Insurance Premiums Receivable	–	–	920,724	995,662
Sundry (Note 14b)	2,759,730	3,233,510	4,830,215	5,006,708
Allowance for Losses (Notes 3e, 13f and 13g)	(80,797)	(21,099)	(118,412)	(56,411)
OTHER ASSETS (Note 15)	**199,648**	**177,731**	**544,793**	**366,368**
Other Assets	290,812	260,869	610,052	415,450
Allowance for Losses	(152,838)	(116,914)	(209,362)	(164,290)
Prepaid Expenses (Note 15b)	61,674	33,776	144,103	115,208
LONG-TERM RECEIVABLES	**15,400,314**	**13,211,040**	**27,048,736**	**21,608,329**
INTERBANK INVESTMENTS (Notes 3b, 4 and 9)	**302,546**	**126,729**	**2,638,437**	**137,547**
Open Market Investments	-	-	2,527,184	-
Interbank Deposits	306,103	129,142	115,232	140,534
Loss Accrual	(3,557)	(2,413)	(3,979)	(2,987)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 4, 10, 34b and 34c)	**4,874,111**	**3,564,436**	**6,527,828**	**7,004,183**
Own Portfolio	534,002	1,474,195	4,074,393	4,775,972
Subject to Repurchase Agreements	1,114,730	594,474	1,055,466	734,632
Restricted Deposits - Brazilian Central Bank	2,470,045	1,082,149	868,325	1,087,166
Privatization Currencies	19,674	–	19,674	23,141
Subject to Collateral Provided	612,897	332,805	371,936	333,395

Consolidated Balance Sheet at December - In thousands of reais

Consolidated Balance Sheet at December - In thousands of reais

LIABILITIES AND STOCKHOLDERS' EQUITY	BRADESCO 2002	BRADESCO 2001	CONSOLIDATED BRADESCO 2002	CONSOLIDATED BRADESCO 2001
CURRENT LIABILITIES	**73,380,042**	**65,379,826**	**85,783,512**	**74,951,036**
DEPOSITS (Notes 3k and 19a)	**37,990,627**	**34,784,354**	**43,126,371**	**37,993,403**
Demand Deposits	11,649,433	7,499,851	13,369,917	8,057,627
Savings Deposits	19,402,609	17,671,194	20,730,683	18,310,948
Interbank Deposits	567,735	309,747	23,350	37,125
Time Deposits (Note 34b)	6,370,850	9,303,562	9,002,421	11,587,703
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 19a)	**14,764,377**	**13,381,029**	**15,119,794**	**13,995,668**
Own Portfolio	846,580	9,697,375	914,570	12,117,196
Third-party Portfolio	12,340,130	3,683,654	12,188,054	1,878,472
Unrestricted Portfolio	1,577,667	–	2,017,170	–
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 19b and 34b)	**2,184,975**	**3,529,343**	**2,403,411**	**4,345,148**
Exchange Acceptances	–	–	1,214	–
Mortgage Notes	213,564	340,865	376,075	685,103
Debentures	–	–	90,856	1,446
Securities Issued Abroad (Note 19b)	1,971,411	3,188,478	1,935,266	3,658,599
INTERBANK ACCOUNTS	**583,008**	**191,259**	**606,696**	**192,027**
Interbank Onlendings	35,686	5,530	35,686	4,519
Correspondent Banks	547,322	185,729	571,010	187,508
INTERDEPARTMENTAL ACCOUNTS	**1,185,206**	**700,893**	**1,337,729**	**762,505**
Third-party Funds in Transit	1,185,206	700,893	1,337,729	762,505
BORROWINGS (Note 20a)	**6,484,365**	**6,314,965**	**7,830,579**	**7,373,954**
Local Borrowings - Official Institutions	–	–	3,368	2,979
Local Borrowings - Other Institutions	–	–	71,896	184,235
Foreign Currency Borrowings	6,484,365	6,314,965	7,755,315	7,186,740
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Note 20b)	**1,870,158**	**1,193,150**	**2,470,376**	**1,571,175**
National Bank for Economic and Social Development (BNDES)	1,279,875	652,299	1,362,514	710,513
Federal Savings Banks (CEF)	1,639	1,834	31,283	22,342
Government Agency for Machinery and Equipment Financing (FINAME)	587,083	530,493	1,075,018	829,796
Other Institutions	1,561	8,524	1,561	8,524
FOREIGN ONLENDINGS (Note 20b)	**38,821**	**295,872**	**39,476**	**296,286**
Foreign Onlendings	38,821	295,872	39,476	296,286
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d, 4 and 34)	**64,551**	**64,304**	**281,606**	**100,877**
OTHER LIABILITIES (Note 34b)	**8,213,954**	**4,924,657**	**12,567,474**	**8,319,993**
Collection of Taxes and Other Contributions	58,452	131,960	108,388	181,453
Foreign Exchange Portfolio (Note 14a)	4,849,386	1,344,697	5,002,132	1,343,769
Social and Statutory Payables	631,178	557,571	666,409	572,265
Taxes and Social Security Contributions	525,920	177,131	1,593,693	905,942
Negotiation and Intermediation of Securities (Note 4)	44,521	1,043,670	109,474	1,307,233
Committed Technical Reserves for Insurance, Savings Bonds and Private Pension Plans (Notes 3g and 24)	–	–	1,139,358	1,005,793
Subordinated Debt (Note 22)	12,081	1,387	41,892	27,775
Sundry (Note 23)	2,092,416	1,668,241	3,906,128	2,975,763
LONG-TERM LIABILITIES	**19,992,837**	**8,239,504**	**27,841,058**	**12,401,040**
DEPOSITS (Notes 3k and 19a)	**10,955,676**	**2,748,426**	**13,236,792**	**3,090,576**
Interbank Deposits	1,535,152	1,027,536	498	3,321
Time Deposits (Note 34b)	9,420,524	1,720,890	13,236,294	3,087,255
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 19a)	**1,376**	**68,436**	**893,171**	**61,659**
Own Portfolio	1,376	68,436	1,376	61,659
Unrestricted Portfolio	–	–	891,795	–
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 19b and 34b)	**460,364**	**352,893**	**733,431**	**456,262**
Mortgage Notes	743	78,158	8,652	95,322
Debentures	–	–	9,513	47,475
Securities Issued Abroad (Note 19b)	459,621	274,735	715,266	313,465
BORROWINGS (Note 20a)	**1,402,597**	**452,439**	**1,560,051**	**513,200**
Local Borrowings - Other Institutions	–	–	144,916	46,233
Foreign Currency Borrowings	1,402,597	452,439	1,415,135	466,967

Consolidated Balance Sheet at December - In thousands of reais

Consolidated Statement of Income - In thousands of reais

Statement of Changes in Stockholders' Equity - In thousands of reais

EVENTS	PAID-UP CAPITAL: CAPITAL	PAID-UP CAPITAL: CAPITAL RESERVES	LEGAL	STATUTORY	REVENUE RESERVES: STATUTORY FOR CAPITAL INCREASE	REVENUE RESERVES: STATUTORY FOR PAYMENT OF DIVIDENDS	REVENUE RESERVES: STATUTORY FOR INVESTMENTS	MARK-TO-MARKET ADJUSTMENT - SECURITIES AND DERIVATIVES: OWN	MARK-TO-MARKET ADJUSTMENT - SECURITIES AND DERIVATIVES: SUBSIDIARIES	TREASURY STOCK	RETAINED EARNINGS	TOTAL
At June 30, 2002	**5,200,000**	**7,435**	**743,395**	**4,484,306**	–	–	–	**(101,247)**	**(209,480)**	**(5,850)**	–	**10,118,559**
Treasury stock	–	–	–	–	–	–	–	–	–	(80,325)	–	(80,325)
Mark-to-Market adjustment - Securities and Derivatives	–	–	–	–	–	–	–	202,118	117,761	–	–	319,879
NET INCOME	–	–	–	–	–	–	–	–	–	–	1,118,350	1,118,350
Appropriation of net income - Reserves	–	–	55,917	431,699	–	–	–	–	–	–	(487,616)	–
- Interest attributed to own capital	–	–	–	–	–	–	–	–	–	–	(630,734)	(630,734)
At December 31, 2002	**5,200,000**	**7,435**	**799,312**	**4,916,005**	–	–	–	**100,871**	**(91,719)**	**(86,175)**	–	**10,845,729**
At December 31, 2000	**4,746,000**	**19,002**	**584,071**	–	**1,977,593**	**432,663**	**408,693**	–	–	**(75,820)**	–	**8,092,202**
Capital increase through subscription of shares	400,500	–	–	–	–	–	–	–	–	–	–	400,500
Capital increase with reserves	53,500	(19,002)	–	–	(34,498)	–	–	–	–	–	–	–
Share premium	–	7,435	–	–	–	–	–	–	–	–	–	7,435
Cancellation of own shares	–	–	–	–	(75,820)	–	–	–	–	75,820	–	–
Acquisition of own shares	–	–	–	–	–	–	–	–	–	(53,599)	–	(53,599)
Net Income	–	–	–	–	–	–	–	–	–	–	2,170,130	2,170,130
Appropriation of net income – Reserves	–	–	108,506	–	1,212,902	–	–	–	–	–	(1,321,408)	–
Interest attributed to own capital	–	–	–	–	–	–	–	–	–	–	(803,306)	(803,306)
– Dividends declared	–	–	–	–	–	–	–	–	–	–	(45,416)	(45,416)
At December 31, 2001	**5.200,000**	**7,435**	**692,577**	–	**3,080,177**	**432,663**	**408.693**	–	–	**(53,599)**	–	**9,767,946**
Prior-year adjustments – Trading securities	–	–	–	–	–	–	–	–	–	–	**21,146**	**21,146**
Prior-year adjustments – Securities available for sale - gain	–	–	–	–	–	–	–	125,571	71,532	–	–	197,103
Prior year adjustments – Securities available for sale - loss	–	–	–	–	–	–	–	(5,606)	(85,358)	–	90,964	–
Transfer of prior-year adjustments to reserves	–	–	5,606	106,504	–	–	–	–	–	–	(112,110)	–
Transfer of reserves	–	–	–	3,921,533	(3,080,177)	(432,663)	(408,693)	–	–	–	–	–
Treasury stock	–	–	–	–	–	–	–	–	–	(119,084)	–	(119,084)
Cancellation of own shares	–	–	–	(86,508)	–	–	–	–	–	86,508	–	–
Mark-to-market adjustment - Securities and derivatives	–	–	–	–	–	–	–	(19,094)	(77,893)	–	–	(96,987)
Net Income	–	–	–	–	–	–	–	–	–	–	2,022,588	2,022,588
Appropriation of net income: - Reserves	–	–	101,129	974,476	–	–	–	–	–	–	(1,075,605)	–
– Interest attributed to own capital	–	–	–	–	–	–	–	–	–	–	(946,983)	(946,983)
At December 31, 2002	**5,200,000**	**7,435**	**799,312**	**4,916,005**	–	–	–	**100,871**	**(91,719)**	**(86,175)**	–	**10,845,729**

Consolidated Statement of Changes in Financial Position - In thousands of reais

BRADESCO			CONSOLIDATED BRADESCO	
	Six-month period ended December 31, 2002	Years ended December 31, 2002	2001	2002	2001
FINANCIAL RESOURCES WERE PROVIDED BY:	**24,608,542**	**33,051,586**	**21,295,710**	**41,104,454**	**18,761,657**
NET INCOME	**1,118,350**	**2,022,588**	**2,170,130**	**2,022,588**	**2,170,130**
AJUSTMENTS TO NET INCOME	**(693,077)**	**(1,402,215)**	**(1,352,814)**	**622,015**	**372,817**
Depreciation and Amortization	191,862	382,304	337,967	717,982	532,524
Change in Provision for Investments	(19,888)	(202,948)	3,557	5,208	(80,301)
Equity in the Earnings of Subsidiary and Associated Companies	(1,181,473)	(2,107,463)	(1,861,056)	(64,619)	(70,764)
Other	316,422	525,892	166,718	(36,556)	(8,642)
TECHNICAL RESERVES FOR INSURANCE, SAVINGS BONDS AND PRIVATE PENSION PLANS	–	–	–	**5,168,488**	**3,199,459**
CHANGE IN DEFERRED INCOME	**1,260**	**631**	**2,063**	**6,823**	**(25,612)**
CHANGE IN MINORITY INTEREST	–	–	–	**131,833**	**42,328**
STOCKHOLDERS	–	–	**407,935**	–	**407,935**
Capital Increase	–	–	400,500	–	400,500
Share Premium	–	–	7,435	–	7,435
THIRD PARTIES:					
- Increase in Liabilities	**13,970,013**	**20,712,202**	**17,580,569**	**27,931,458**	**10,791,125**
Deposits	5,902,225	11,413,523	6,467,322	15,279,184	4,615,320
Deposits Received under Security Repurchase Agreements	6,885,268	1,316,288	6,810,761	1,955,638	1,948,977
Funds from Acceptance and Issuance of Securities	–	–	874,910	–	690,239
Interbank Accounts	–	391,749	2,358	414,669	84,898
Interdepartmental Accounts	465,669	484,313	–	575,224	–
Borrowings and Onlendings	–	1,526,136	2,657,571	2,404,283	2,365,733
Derivative Financial Instruments	–	125,828	–	465,097	–
Committed Technical Reserves for Insurance, Savings Bonds and Private Pension Plans	–	–	–	133,565	315,902
Other Liabilities	716,851	5,454,365	767,647	6,703,798	770,056
- Decrease in Assets	**9,495,667**	**10,212,553**	**33,106**	**4,114,041**	**730,186**
Securities and Derivative Financial Instruments	3,984,099	8,759,197	–	3,902,342	–
Interdepartmental Accounts	68,536	–	–	–	–
Credit Operations	2,348,606	1,453,356	–	–	–
Leasing Operations	–	–	–	136,761	343,311
Insurance Premiums Receivable	–	–	–	74,938	–
Other Receivables	3,094,426	–	–	–	386,875
Other Assets	–	–	33,106	–	–
- Sale (write-off) of Assets and Investments	**441,480**	**584,422**	**2,059,309**	**1,081,239**	**1,048,939**
Non-operating Assets	75,016	113,487	91,794	156,175	169,000
Property and Equipment in Use	238,230	272,315	16,498	477,112	123,315
Leased Assets	–	–	–	1,843	1,243
Investments	128,097	198,351	1,950,384	433,874	729,355
Sale (write-off) of Deferred Charges	137	269	633	12,235	26,026
- Interest attributed to Own Capital and Dividends received from Subsidiary and Associated Companies	**274,849**	**921,405**	**395,412**	**25,969**	**24,350**
TOTAL FUNDS PROVIDED	**24,010,165**	**33,722,410**	**19,954,412**	**41,404,534**	**17,017,523**
INTEREST ATTRIBUTED TO OWN CAPITAL AND DIVIDENDS PAID AND/OR DECLARED	**630,734**	**946,983**	**848,722**	**946,983**	**848,722**
ACQUISITION OF OWN SHARES	**80,325**	**119,084**	**53,599**	**119,084**	**53,599**
INVESTMENTS IN:	**356,698**	**2,278,069**	**4,460,506**	**1,680,891**	**1,182,304**
Non-operating Assets	39,647	103,323	118,869	209,344	177,521
Property and Equipment in Use	244,847	408,594	409,854	1,128,469	685,723
Leased Assets	–	–	–	2,530	40,780
Investments	72,204	1,766,152	3,931,783	340,548	278,280
DEFERRED CHARGES	**53,213**	**110,308**	**165,487**	**1,514,370**	**255,297**
INCREASE IN ASSETS	**20,314,289**	**29,031,069**	**14,183,443**	**35,478,638**	**14,231,980**
Short-term Interbank Investments	17,105,775	19,038,369	4,266,539	17,605,437	1,559,046
Securities and Derivative Financial Instruments	–	–	4,802,686	–	7,438,251
Interbank Accounts	3,190,020	6,617,018	162,109	7,801,492	81,312
Interdepartmental Accounts	–	8,055	64,873	15,666	64,437
Credit Operations	–	–	4,650,449	4,573,920	4,895,253
Other Receivables	–	3,283,203	236,787	5,269,671	–
Insurance Premiums Receivable	–	–	–	–	176,889
Other Assets	18,494	84,424	–	212,452	16,792
DECREASE IN LIABILITIES	**2,574,906**	**1,236,897**	**242,655**	**1,664,568**	**445,621**
Funds from Acceptance and Issuance of Securities	506,458	1,236,897	–	1,664,568	–
Interbank Accounts	1,928,518	–	–	–	–
Interdepartmental Accounts	–	–	121,994	–	141,683
Borrowings and Onlendings	19,983	–	–	–	–
Derivative Financial Instruments	119,947	–	120,661	–	303,938
INCREASE(DECREASE) IN FUNDS AVAILABLE	**598,377**	**(670,824)**	**1,341,298**	**(300,080)**	**1,744,134**
CHANGES IN FINANCIAL POSITION — At the Beginning of the Period	1,181,744	2,450,945	1,109,647	3,085,787	1,341,653
At the End of the Period	1,780,121	1,780,121	2,450,945	2,785,707	3,085,787
Increase/Decrease in Funds Available	598,377	(670,824)	1,341,298	(300,080)	1,744,134

(A free  translation  of the  original  notes  in  Portuguese  to the  financial statements prepared in conformity with accounting practices adopted in Brazil)

Notes to the Financial Statements

Index

The notes to the Financial  Statements of Banco  Bradesco S.A. are subdivided as follows:

1)       OPERATIONS

2)       PRESENTATION OF THE FINANCIAL STATEMENTS

3)       SIGNIFICANT ACCOUNTING POLICIES

4)       INFORMATION FOR COMPARISON PURPOSES

5)       ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

6)       BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

7)       BALANCE SHEET BY MATURITY

8)       FUNDS AVAILABLE

9)       SHORT-TERM INTERBANK INVESTMENTS

10)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

11)      ADDITIONAL PROVISION FOR MARKET RISK FLUCTUATION, NET OF TAX EFFECTS

12)      INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

13)      CREDIT OPERATIONS

14)      OTHER RECEIVABLES

15)      OTHER ASSETS

16)      INVESTMENTS

17)      PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

18)      DEFERRED CHARGES

19)      DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND
         FUNDS FOR ISSUANCE OF SECURITIES

20)      BORROWINGS AND ONLENDINGS

21)      CONTINGENT LIABILITIES

22)      SUBORDINATED DEBT

23)      OTHER LIABILITIES - SUNDRY

24)      INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

25)      MINORITY INTEREST IN SUBSIDIARIES

26)      STOCKHOLDERS' EQUITY (PARENT COMPANY)

27)      COMMISSIONS AND FEES

28)      PERSONNEL EXPENSES

29)      ADMINISTRATIVE EXPENSES

30)      OTHER OPERATING INCOME

31)      OTHER OPERATING EXPENSE

32)      NON-OPERATING INCOME

33)      TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES

34)      FINANCIAL INSTRUMENTS

35)      EMPLOYEE BENEFITS

36)      INCOME TAX AND SOCIAL CONTRIBUTION

37)      OTHER INFORMATION

1)   Operations

Banco Bradesco S.A. is a private sector open-capital company which, operating as a  multiple  bank,  carries  out all  types  of  authorized  banking  activities including  foreign  exchange  transactions  through its commercial,  investment, consumer  financing and housing loan portfolios.  The Bank also operates through its associated and subsidiary companies in leasing, insurance,  savings bond and private pension plan activities.  Operations are conducted within the context of the companies  comprising  the Bradesco  Group,  which are jointly active in the market.

    The following main events occurred at Banco Bradesco S.A. in 2002:

o    Acquisition of the share control of Banco Mercantil de São Paulo S.A.
o    Acquisition  through a privatization  auction of the share control of Banco do Estado do Amazonas S.A., now known as BEA S.A.
o    Acquisition  of  Banque  Banespa  International  S.A.,  now  known as Banco
     Bradesco Luxembourg S.A.
o    Acquisition of the share control of Banco Cidade S.A.
o    Acquisition  of the total capital stock of Ford Leasing S.A. - Arrendamento
     Mercantil,  now known as Potenza Leasing S.A. - Arrendamento  Mercantil, as well as the credits and other rights of the consumer financing portfolio of
     Banco Ford S.A.
o    Acquisition  of Deutsche Bank  Investimentos  DTVM S.A. and its  investment fund administration and management portfolio.
o    Increase to 3% of the percentage ownership of Banco Espírito Santo S.A.
o    Opening of the first Banco Postal post-office bank branch on March 25, with
     2,500 units in operation at the year-ended.
o    Start-up of the operations of Bradesco Consórcios Ltda.

2)   Presentation of the Financial Statements

The  financial  statements  of Banco  Bradesco  S.A.  and its  foreign  branches
(BRADESCO)  are  presented  in  conjunction  with  the  consolidated   financial
statements of Banco  Bradesco  S.A.,  which include the financial  statements of
Banco  Bradesco  S.A.,  its  foreign  branches  and of its direct  and  indirect subsidiaries and jointly controlled investments (CONSOLIDATED BRADESCO).

The financial  statements of Banco Bradesco S.A. and the consolidated  financial statements  were prepared based on accounting  policies  determined by Brazilian
Corporation  Law for the  recording  of  operations,  as well as the  rules  and instructions  of the National  Monetary  Council (CMN),  Brazilian  Central Bank
(BACEN),  Brazilian  Securities  Commission (CVM) and Superintendency of Private
Insurance (SUSEP) and comprise the financial statements of the leasing companies based on the financial method of accounting.

Accordingly,  upon consolidation,  intercompany  investments,  account balances, revenue,  expenses and  unrealized  income were  eliminated  from the  financial statements  and in the case of  investments  which are jointly  controlled  with other stockholders,  asset,  liability and income components are included in the
consolidated   financial  statements  in  proportion  to  the  parent  company's percentage  capital  ownership of each investee.

Goodwill on the  acquisition of investments is presented in deferred  assets and minority  interests  in net  income  and  stockholders'  equity  are  separately disclosed.

Exchange  variation  arising from  permanent  investments  in  subsidiaries  and foreign branches was allocated to the statement of income accounts in accordance with the corresponding assets and liabilities from which it originated.

The  financial  statements  include  estimates  and  assumptions,  such  as  the calculation  of the allowance for loan losses,  the estimation of the fair value of certain financial  instruments,  the quantification of technical reserves for insurance and pension plans and the determination of the useful economic life of specific assets.

We present  below the main direct and  indirect  subsidiaries,  including  their foreign branches and subsidiaries and jointly controlled investments:

Activity Area	Ownership 2002	Ownership 2001
Financial area - Local			
Banco Baneb S.A. (1)	Banking	99.97%	99.97%
Banco BCN S.A. (1)	Banking	100.00%	100.00%
Banco BEA S.A. (1) (2) (3)	Banking	88.68%	–
Banco Boavista Interatlântico S.A. (1)	Banking	100.00%	100.00%
Banco das Nações S.A. (1) (4)	Banking	–	100.00%
Banco de Crédito Real de Minas Gerais S.A. (1)	Banking	99.99%	99.99%
Banco Finasa de Investimento S.A. (1) (5)	Investment Banking	81.99%	–
Banco Finasa S.A. (6)	Banking	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (1) (5)	Banking	84.19%	–
BCN Leasing - Arrendamento Mercantil S.A. (1)	Leasing	99.94%	99.94%
Bradesco Consórcios Ltda. (1) (7)	Consortium management	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
BRAM - Bradesco Asset Management Ltda.	Assets Management	99.99%	99.99%
Companhia Brasileira de Meios de Pagamento – VISANET (1) (8) (9)	Services	38.97%	38.97%
Finasa Leasing Arrendamento Mercantil S.A. (1) (5)	Leasing	84.18%	–
Financial area - Foreign			
Banco Bradesco Argentina S.A. (1) (9)	Banking	99.99%	99.99%
Banco Bradesco Luxembourg S.A. (5)	Banking	99.99%	–
Banco Mercantil de São Paulo International S.A. (1) (5) (9)	Banking	84.19%	–
BCN Grand Cayman (1)	Banking	100.00%	100.00%
Boavista Grand Cayman (1)	Banking	100.00%	100.00%
Bradesco Grand Cayman	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Mercantil Grand Cayman (1) (5)	Banking	84.19%	–
Insurance , pension plan and saving bond area			
Atlântica Capitalização S.A. (1)	Savings Bonds	99.66%	99.81%
Áurea Seguros S.A. (1) (8) (9)	Insurance	27.41%	27.45%
Bradesco Argentina de Seguros S.A. (1) (9)	Insurance	99.43%	99.58%
Bradesco Capitalização S.A. (1)	Savings Bonds	99.65%	99.80%
Bradesco Saúde S.A. (1)	Insurance	99.66%	99.81%
Bradesco Seguros S.A. (1)	Insurance	99.66%	99.81%
Bradesco Vida e Previdência S.A. (1) (10)	Pension Plans/Insurance	99.65%	99.80%
Finasa Seguradora S.A. (1) (5) (11)	Insurance	99.22%	–
Indiana Seguros S.A.(1)	Insurance	39.86%	39.92%
Prudential - Bradesco Seguros S.A. (1) (12)	Insurance	–	48.25%
Seguradora Brasileira de Crédito à Exportação S.A. (1) (8) (9) (13)	Insurance	12.05%	13.72%
União Novo Hamburgo Seguros S.A. (1)	Insurance	91.19%	91.23%
Other Activities			
ABS - Empreendimentos Imobiliários, Participações e Serviços S.A (1)	Real Estate	99.09%	99.24%
Bradescor Corretora de Seguros Ltda. (1)	Insurance Brokerage	99.99%	99.99%
Cibrasec - Companhia Brasileira de Securitização (1) (8) (9)	Credit Acquisition	10.00%	10.00%
CPM Holdings Limited (1) (8) (9)	Holding Company	49.00%	49.00%
Latasa S.A. (1) (8) (9) (14)	Metal Products	39.12%	39.12%
Pevê Prédios S.A. (1) (5)	Real State	76.40%	–
Scopus Tecnologia S.A. (1) (9) (15)	Information Technology	99.99%	25.00%
SERASA S.A. (1) (8) (9) (16) (17)	Services	20.57%	16.61%
Smart Club do Brasil Ltda. (1) (8) (18)	Services	36.36%	20.00%
União de Comércio e Participações Ltda. (1)	Holding Company	99.99%	99.99%

(1) Companies audited by other independent auditors in 2001 (2) Acquired in January 2002 (3) New name of Banco do Estado do Amazonas S.A. – BEA (4) Merged into Banco BCN S.A. in July 2002 (5) Acquired in March 2002 (6) New name of Continental Banco S.A. (7) New name of Administradora de Consórcios Potenza Ltda. (8) Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247 (9) Companies audited by other independent auditors in 2002 (10) New name of Bradesco Previdência e Seguros S.A.
(11) A subsidiary of Bradesco Seguros S.A. since May 2002 (12) Sold in July 2002 (13) Percentage ownership decreased following entry of stockholder (14) New name of Latasa – Latas de Alumínio – S.A. (15) Percentage ownership increased through acquisition of shares in February 2002 (16) Percentage ownership increased through acquisition of shares (17) New name of SERASA – Centralização de Serviços dos Bancos S.A. (18) Percentage ownership increased through acquisition of quotas in October 2002.

3)  Significant Accounting Policies

a)       Determination of net income

Income and  expenses are  recorded on the accrual  basis and are prorated  daily when of a financial  nature.  Transactions  with prefixed  rates are recorded at their  redemption  amounts  and income and  expenses  for the future  period are recorded  as a  discount  to the  corresponding  asset and  liability  accounts.
Post-fixed or foreign-currency-indexed  transactions are adjusted to the balance sheet date.  Income and expenses of a financial  nature are calculated  based on the  exponential  method,  except  when  relating  to  discounted  notes  or  to cross-border transactions which are calculated on the straight-line method.

The insurance and coinsurance premiums,  net of premiums assigned in coinsurance and reinsurance and corresponding  commission,  are appropriated to results upon
issuance  of  the  corresponding   insurance   policies  and  are  deferred  for
appropriation on a straight-line  basis over the terms of the policies,  through the  recording  and reversal of a provision  for unearned  premiums and deferred selling  expenses.  The accepted  coinsurance  and  retrocession  operations are recorded  based  on the  information  received  from  other  companies  and  the
Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bond plans is recognized at the time it is  effectively received.  The corresponding  technical  reserves are recorded as the revenue is recognized.  The  expenses  for  placement  of  bonds,  classified  as  "Selling
Expenses" are recorded as they are incurred.  Brokerage expenses are recorded at the time the savings  bond plan  contributions  are  effectively  received.  The payment of prizes on  winning  bonds is  recorded  as an expense in the month in which the draw takes places.

The private pension plan  contributions  are recorded in income at the time they are effectively received.

b)   Short-term interbank investments

These are recorded at purchase cost,  including accrued income up to the balance sheet date, net of loss accrual, where applicable.

c)   Securities

Pursuant to BACEN  Circular  3068/2001,  as from June 30, 2002,  securities  are classified and recorded as presented below:

-    Trading securities - securities which are acquired for the purpose of being
     actively  and  frequently   traded  are  adjusted  to  market  value  as  a
     counter-entry to results for the period.

-    Securities  available  for sale -  securities  which  are not  specifically intended  for trading  purposes or to be held in  portfolio up to maturity, are adjusted to market value as a  counter-entry  to a specific  account in stockholders' equity, at amounts net of tax effects.

-    Securities  held to maturity - securities for which there exists  intention and  financial  capacity  for  maintenance  in portfolio up to maturity are recorded at cost plus accrued  earnings as a  counter-entry  to results for the period.

d)       Derivative financial instruments (assets and liabilities)

Pursuant  to  BACEN  Circular  3082/2002  and  complementary  regulations,   the
derivative financial  instruments are classified based on management's  intended use  thereof on the date of the  operation  and  whether it was  carried out for hedging purposes or not.

The  derivative  financial  instruments  which do not  comply  with the  hedging criteria established by BACEN,  particularly  derivatives used to manage general exposure  to risk,  are  recorded  at  market  values,  with  the  corresponding mark-to-market adjustments taken directly to income for the period.

The derivative  financial  instruments  used for protection  against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i)  significantly  co-related in relation to the adjustment of their market value to the market value of the hedged item,  at both the start and over the duration of the contract;  and (ii) considered to be effective in mitigating the risk associated  with the exposure which is to be protected,  are classified as hedges in accordance with their specific nature:

-    Market risk hedge - the hedged  financial  assets and  liabilities  and the corresponding  derivative  financial  instruments  are  recorded  at market value, with corresponding  mark-to-market  adjustments recorded directly in income for the period.

-    Cash  flow  hedge  -  hedged  financial  assets  and  liabilities  and  the corresponding  derivative  financial  instruments  are  recorded  at market value, with corresponding  mark-to-market adjustments,  net of tax effects, recorded in the  stockholders'  equity account.  The non-hedged  portion is recorded directly in results for the period.

e)   Credit and leasing operations and allowance for loan losses:

The credit and leasing  operations  are  classified in compliance  with: (i) the parameters  established by BACEN  Resolution  2682/1999 at nine levels from "AA"
(minimum  risk)  to  "H"  (maximum  risk);  and  (ii)  management's  risk  level assessment. This assessment, which is carried out on a periodic basis, considers current economic  conditions,  and past loan loss experience as well as specific and general risks relating to operations,  borrowers and guarantors.  The length of the delay in payment defined in BACEN Resolution 2682/1999 is also taken into account for customer risk classification purposes as follows:

The accrual of credit operations past due up to 60 days is recorded in income on credit operations and subsequent to the 61st day in unearned income.

Past-due operations classified at "H" level remain at this level for six months, subsequent to which time they are written off against the existing allowance and controlled  over a five-year  period in  memorandum  accounts  and are no longer presented in the balance sheet.

Renegotiated  operations  are maintained at most at the same level at which they were  classified.  Renegotiated  operations  already  written  off  against  the allowance  and which are recorded in memorandum  accounts are  classified at "H"
level and any gains derived from their  renegotiation  are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or
quarterly)  for  income   appropriation   purposes   complies  with   applicable
legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for loan losses is recorded at an amount considered  sufficient to cover estimated losses and is based upon current economic conditions,  past loan loss experience,  specific and general portfolio risks and on BACEN requirements and instructions. (Notes 13 f, g).

f)   Income tax and social contribution (asset and liability)

Deferred  income tax and  social  contribution  calculated  on  accumulated  tax losses,  negative  basis of social  contribution  and  temporary  additions  are recorded in "Other receivables - sundry",  and the provision for deferred income tax on excess depreciation and mark-to-market adjustments are recorded in "Other liabilities - taxes and social security contributions".

Deferred tax assets on temporary  additions are realized upon use or reversal of the corresponding provisions on which they were recorded. Deferred tax assets on tax losses and negative basis of social contribution will be realized as taxable income is generated. (Note 36).

The provision  for federal  income tax is calculated at the standard rate of 15%
of taxable income,  plus an additional  rate of 10% for income over  established limits.  The provision for social  contribution is recorded at the rate of 9% of
pre-tax   income.   Provisions   were   recorded  for  other  taxes  and  social
contributions in accordance with applicable legislation.

g)   Technical  reserves  relating to  insurance,  pension plan and savings bond activities.

Provision for unearned premiums

These are  recorded  at the  amount of that  portion of the  insurance  premiums issued/retained  corresponding  to the  unexpired  risk periods of the insurance contracts, in accordance with the criteria determined by SUSEP standards.

Benefits to be granted

Mathematical provisions comprise the amount of the liabilities assumed under the form of  income,  pension  and  savings  plans and are  calculated  based on the financial  method  determined  in the  contract  under the  responsibility  of a legally qualified actuary,  registered with the Brazilian Institute of Actuaries
(IBA). The mathematical provisions comprise the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted  comprises  participants  whose  receipt of  benefits  has not yet commenced and the provision for benefits granted comprises  participants who are currently receiving benefits.

Savings Bonds - mathematical provisions

These are recorded in  conformity  with the technical  notes  approved by SUSEP, based on a variable percentage applicable to the amounts effectively received.

Unsettled claims

The  provisions  for payment of  unsettled  claims and claims  incurred  but not reported were recorded based on estimated probable payments,  net of recoveries, determined based on the event dates and adjusted for price-level  restatement up to the balance sheet date under the terms of the legislation in force.

h)   Investments

Significant  investments  in  subsidiaries,  associated  companies  and  jointly controlled  investments  are  recorded  on the equity  method and the  financial statements of the foreign  branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil and translated into reais.

The exchange  membership  certificates  of Stock  Exchanges,  the Center for the
Financial Clearance and Custody of Private Securities - CETIP and the Mercantile
and  Futures  Exchange  - BM&F  were  recorded  at net  book  value  and  fiscal incentives  and other  investments  were  recorded  at cost,  plus  restatements through December 31, 1995, net of the provision for loss, where applicable.

i)   Property and equipment in use

Property  and  equipment  in use is  stated at cost  plus  restatements  through
December 31, 1995, net of the corresponding accumulated depreciation, calculated on the  straight-line  method at annual rates which take into  consideration the economic useful lives of the assets as follows:  land and buildings in use - 4%;
furniture and fixtures and machinery and equipment - 10%; data processing system
- 20% to 50%; and transport system - 20%.

j)   Deferred charges

Deferred  charges are recorded at cost of acquisition  or formation,  net of the corresponding accumulated  amortization,  calculated on the straight-line method and amortized at a rate of 20% to 50% per annum.  Goodwill on the acquisition of investments  in  subsidiary  companies,  based on expected  future  results,  is amortized at rates of 10% to 20% per annum and is  presented  on a  consolidated basis in deferred charges and in investments on an unconsolidated basis.

k)   Deposits and deposits received under security repurchase agreements

These are stated at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

l)   Other assets and liabilities

The assets are stated at their realizable amounts,  including, where applicable, related income and monetary (on a daily pro rata basis) and exchange variations, less  provisions  when deemed  appropriate.  The  liabilities  include  known or estimated  amounts,  plus related charges and monetary (on a pro rata basis) and exchange variations.

4)   Information for Comparison Purposes

In order to facilitate comparison of the financial statements,  certain December
2001  account   balances  were   reclassified   in  line  with  the   accounting
procedures/classification used at December 31, 2002.

5)   Adjusted Balance Sheet and Statement of Income by Business Segment

The consolidated balance sheet and statement of income, by business segment, are presented  below at December 31, 2002 in  accordance  with the Chart of Accounts for National Financial System Institutions (COSIF).

a)   Balance sheet

b)       Statement of Income

6)   Balance Sheet by Currency and Exchange Exposure

We present  below the  account  balances by currency  and  exchange  exposure at
December 31, 2002:

7)   Balance Sheet by Maturity

We present below the consolidated balance sheet at December 31, 2002, by days to maturity,  based  on  accounting  classification:

8)   Funds Available

a)   Funds available are comprised by

b)   Statement of Cash Flows

As additional  information to these financial  statements,  we present below the statement of cash flows prepared based on the indirect  method.  The information is  presented  in  conformity  with the  definitions  set  forth in the Chart of
Accounts for National Financial System Institutions (COSIF).

9)   Short-term Interbank Investments

a)   Short-term   interbank   investments   are   presented   below  with  their
     corresponding days to maturity

b) Income from short-term interbank investments

We present below income from short-term interbank investments, classified in the statement of income as income on security transactions

10)  Securities and Derivative financial instruments

a)   Summary  of the  consolidated  classification  of  securities  by  business segment and issuer:

b)   Consolidated portfolio composition by issuer:

c)   Consolidated  classification  by  category,  days to maturity  and business segment

d)   Composition of the portfolios by account:

Investment fund applications were distributed based on the securities comprising their  portfolios.  The number of days to maturity  was based on the maturity of the securities, regardless of accounting classification.

e)   Transition  criteria for  implementation  of the new rules  established  by
     BACEN Circulars 3068/2001 and 3082/2002

The effects of the change in accounting  policy were determined  pursuant to the
requirements  of  BACEN  Circular  Letter   3026/2002,   and  consisted  of  the
application of new criteria to the portfolio, at December 31, 2001 and remaining at June 30, 2002 and were recorded  directly in stockholders'  equity,  adjusted for tax effects. The new criteria are summarized below:

-    Trading  securities  - When market  value is higher  than book  value,  the difference in assets is recorded as a counter-entry  to retained  earnings.
     When market value is lower than book value, no adjustment is required since prior  criteria  already  determined  that an allowance for  mark-to-market should be recorded.

-    Securities  available  for sale - When  market  value is  higher  than book value,  the  difference  in  assets is  recorded  as a  counter-entry  to a specific  account in  stockholders'  equity  "Mark-to-market  adjustment  -
     Securities  and  Derivatives",  at amounts net of tax effects.  When market value is lower  than book  value,  the  negative  amount is  recorded  in a specific  account in  stockholders'  equity  "Mark-to-market  adjustment  -
     Securities and  Derivatives",  as a counter-entry to the retained  earnings account, net of tax effects.

-    Securities  held to maturity - When market value is higher than book value, no adjustment is required.  When market value is lower than book value, the allowance for mark-to-market of the security is reversed in accordance with prior  rules,  as a  counter-entry  to retained  earnings in  stockholders'
     equity, net of tax effects.

-    Derivative financial  instruments - The difference between market value and corresponding  book  value  is  adjusted  in  the  corresponding  financial instruments as a countenentry to retained earnings, net of tax effects.

f)   Effects of the implementation of the new rules

The  application  of  these  new  rules  generated  the  following   effects  in
stockholders' equity, net of tax effects:

In "Retained Earnings" as a prior-year adjustment:

o    In  "Mark-to-market  adjustment - Securities and  Derivatives":  comprising mark-to-market of securities classified as available for sale.

g)   The implementation of the new policies for recording and valuing securities produced  a positive  effect for the year net of tax  effects of R$ 145,464 thousand in results and of R$ 240,047 thousand in stockholders' equity, net of tax effects.

h)   Reclassification of securities

In  relation to June 30,  2002,  Central  Bank Notes (NBC) and Federal  Treasury
Notes - Exchange (NTN) were reclassified  from securities  available for sale to securities held to maturity.  At December 31, 2002, the remaining balance was R$
245,517 thousand, decreasing results by R$ 14,202 thousand, net of tax effects.

i)   Results  of   transactions   with   securities  and  derivative   financial
     instruments

We present below the composition of the results of transactions  with securities and derivative financial instruments:

11)  Additional Provision for Market Risk Fluctuation, Net of Tax Effects

12)  Interbank Accounts - Restricted Deposits

a)   We present below the "Restricted Deposits" account:

b)   Income on compulsory deposits

We present below income on restricted deposits:

13)  Credit Operations

The  information  relating to credit  operations  including  advances on foreign exchange  contracts,  leasing  operations and other  receivables is presented as follows:

a)       Credit operations by type and maturities
b)       Credit operations arising from acquisitions
c)       Credit operations by type and risk level
d)       Concentration of credit operations
e)       Credit operations by activity sector
f)       Composition of credit operations and allowance for loan losses
g)       Movement of the allowance for loan losses
h)       Recovery and renegotiation of credit operations
i)       Income from credit operations

a)   Credit operations by type and maturities:

b)   Credit operations arising from acquisitions:

Credit  operations  arising from the  acquisition of the banks  Mercantil de São
Paulo, BEA and Cidade, as well as Potenza Leasing (new name of Ford Leasing) and
Banco Ford's  portfolio  acquired  during the first half of 2002,  are presented below:

c)   Credit operations by type and risk level:

d)   Concentration of credit operations:

e)   Total portfolio composition by activity sector

f)   Composition  of the credit  operation  portfolio and the allowance for loan losses distributed by risk level:

g)   Movement of Allowance for loan losses

h)   Recovery and renegotiation of credit operations:

Expense for Provision for Loan Losses net of Recoveries of written-off credits

The total renegotiated operations for the year are presented below:

i)   Income on credit operations:

14) Other Receivables

a)   Foreign exchange portfolio

Balance sheet accounts

Foreign exchange transactions

The  composition of Foreign  Exchange  Transactions  and certain  adjustments to ensure a more  appropriate  presentation of the effective  results are presented below showing the net overall result of this segment:

b) Sundry

15)  Other Receivables

a)   Non-operating assets

b)   Prepaid expenses

These comprise mainly  expenses for insurance,  prepaid  financial  expenses and expenses for the  contract to provide  banking  services at Post Office  network branches which are amortized on a straight-line  basis according to the contract terms.

16)  Investments

a)   We present below the movement of investments in foreign branches and direct and indirect  subsidiaries  for the year,  which were fully eliminated upon consolidation of the financial statements:

b)   Composition of investments in the consolidated financial statements:

c)   Equity  accounting  was  recorded in income under Equity in the earnings of subsidiary and associated  companies and totals R$ 64,619  thousand (2001 -
     R$ 70,764  thousand)  and in  Bradesco  -  R$ 2,107,463  thousand  (2001  -
     R$ 1,861,056 thousand) and is presented as follows:

Company	Capital	Adjusted Net Equity	Number of shares/quotas held (in thousands)			Percentage Ownership	Adjusted Net Income (Loss)	Book value (un-consolidated)	In thousands of reais Equity accounting adjustment (21)	
			Commom	Preferred	Quotas			December 31, 2002	December 31, 2002	December 31, 2001
I – CONSOLIDATED SUBSIDIARIES										
A) Financial Area									**1,815,614**	**1,027,422**
BCN and subsidiaries	650,000	1,527,443	6			100.000%	301,744	1,694,562	**379,135**	**295,318**
Banco BCN S.A. (1) (2)									(150,290)	(50,934)
Bancocidade Corretora de Valores Mobiliários e de Câmbio Ltda. (2) (3)									4,339	–
Banco das Nações S.A. (4)									3,527	9,428
Banco de Crédito Real de Minas Gerais S.A. (2)									172,371	188,070
Bano Finasa S.A. (2) (5)									79,876	39,664
BCN Cons., Adm. de Bens, Serv. e Publ. Ltda. (2)									4,552	6,446
BCN Leasing – Arrendamento Mercantil S.A. (2)									47,122	45,834
Boavista S.A. Arrendamento Mercantil (2)									4,008	2,970
Cidade Capital Markets Limited (2) (3)									(11,542)	–
Finasa Promotora de Vendas Ltda. (2) (6)									4,358	3,490
Potenza Leasing S.A., Arrendamento Mercantil (2) (3) (20)									43,412	–
Foreign branches - Exchange gains (loss) (2)									163,554	34,614
Other subsidiaries									13,848	15,736
Banco Mercantil and subsidiaries	897,595	704,699	3,038,776	2,127,767		84.188%	25,035	60,186	**134,062**	–
Banco Mercantil de São Paulo S.A. (2) (3)									(183,990)	–
Banco Finasa de Investimento S.A. (2) (3)									1,740	–
Banco Mercantil de São Paulo International S.A. (2) (3)									15,239	–
Candelária Empreendimentos e Participações Ltda. (2) (3)									4,828	–
Foreign branches - Exchange gains (loss) (2)									284,491	–
Other subsidiaries									11,754	–
Other financial companies									**1,302,417**	**732,104**
Banco Baneb S.A. (1) (2)	1,475,000	1,564,094	50,992,121	77,363,567		99.970%	121,280	1,645,274	121,144	171,167
Banco BEA S.A. (1) (2) (3) (7)	177,899	146,831	5,824,106	4,123,560		88.683%	38,985	190,079	34,573	–
Banco Boavista Interatlântico S.A. and subsidiaries (1) (2)	4,401,915	4,680,569	1,649,135			100.000%	467,507	5,034,085	452,715	268,436
Banco Bradesco Argentina S.A. (1) (2)	68,688	57,058	29,999			99.999%	(12,156)	57,058	(12,156)	(1,443)
Banco Bradesco Luxembourg S.A. (1) (2) (3)	100,169	134,849	28			99.999%	(74)	136,774	(74)	–
BCR – Banco de Crédito Real S.A. (8)									–	2,810
Boavista S.A. D.T.V.M. (1) (2) (9)	1,293,552	1,261,518	297,949			100.000%	12,275	1,261,518	(27,870)	–
Bradesco Leasing S.A. Arrendamento Mercantil (1) (2)	160,000	349,901	680			100.000%	56,509	403,617	56,509	42,757
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (2)	37,000	85,725	375,999			99.999%	13,158	85,724	13,158	14,962
Bradesco Securities Inc. (1) (2)	7,066	3,432	1			100.000%	(1,495)	3,432	(1,495)	(1,288)
BRAM – Bradesco Asset Management Ltda. and its subsidiary (1) (2)	52,571	54,244			52,570	99.999%	9,755	54,243	9,786	6,963
Cia. Brasileira de Meios de Pagamento – VISANET (10)									44,014	37,884
Foreign branches / subsidiaries - Exchange gains (loss) (2)									611,985	189,856
Other financial companies (2)									128	–

17)  Property and Equipment in Use and Leased Assets

These  are  stated  at  cost  plus  restatements   through  December  31,  1995.
Depreciation  is  calculated on the  straight-line  method at annual rates which take into  consideration  the economic  useful  lives of the assets.  We present below the composition of property and equipment in use and leased assets:

18)  Deferred Charges

a)   Goodwill

Goodwill  on the  acquisition  of  investments,  based on future  profitability, mainly  results from goodwill on the  acquisition  of BCN - R$ 167,119  thousand
(2001 - R$ 201,109  thousand);  Credireal - R$ 61,125 thousand (2001 - R$ 73,557 thousand);  Baneb - R$ 81,649 thousand (2001 - R$ 94,210  thousand);  Boavista -
R$ 353,516  thousand  (2001 - R$ 398,645  thousand);  BEA - R$ 59,865  thousand;
Mercantil -  R$ 709,311 thousand;  and Banco  Cidade  R$ 172,094  thousand;  and goodwill  derived from the increase in percentage  ownership of Bradesco Leasing
S.A.  Arrendamento  Mercantil  in the  amount  of  R$ 53,716  thousand  (2001  -
R$ 60,917  thousand).  Amortization of goodwill for the year totaled  R$ 237,558 thousand (2001 - R$ 143,229 thousand). Remaining goodwill will be amortized over a  period  from 5 to 10  years,  as  from  the  date of the  acquisition  of the
investment.   No  deferred   tax  assets  were   recorded  on  the   accumulated
amortization.

b)   Other deferred charges

We present below the composition of other deferred charges:

19)  Deposits,  Deposits received under Security Repurchase Agreements and Funds from Issuance of Securities

a)   Deposits and deposits received under security repurchase agreements

b)   Funds from acceptance and issuance of securities

c)   Expenses with funding

We present below the composition of expenses with funding

20)  Borrowings and Onlendings

a)   Borrowings:

b)   Onlendings:

c)   Expenses for borrowings and onlendings

We present below the composition of expenses for borrowings and onlendings:

21)  Contingent Liabilities

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions  were recorded based on the opinion of the  Organization's  legal advisors,  the types of lawsuit,  similarity with previous suits and complexity, available jurisprudence and court sentences, whenever loss is deemed likely.

The  Organization's   Management  considers  that  the  provision  recorded  for
contingencies   is  sufficient  to  cover  possible  losses   generated  by  the
corresponding legal proceedings.

Labor Claims

Labor claims are  generated  by normal  employee  turnover  and mostly  comprise claims for unpaid overtime.

From 1992,  employee hours are controlled  electronically and accordingly claims on an individual basis are no longer significant.

Civil Suits

These arise  during the normal  course of certain  work  routines  and  comprise claims for pain and suffering and pecuniary  damages,  mainly protests,  bounced checks and the inclusion of names in the restricted credit registry

In general,  these claims do not present  facts which could cause a  significant effect on financial results.

Tax Proceedings

The  Bradesco  Organization  is  disputing  the  legality  of certain  taxes and contributions,  for which  provisions  have been  recorded in full,  despite the likelihood of a successful  medium and long-term outcome based on the opinion of their legal advisors.

22)  Subordinated Debt

Subordinated debt has the following characteristics:

23)  Other Liabilities - Sundry

24)  Insurance Operations, Private Pension Plans and Savings Bonds

a)   Technical reserves

b)   Guarantee of technical  reserves for insurance,  private  pension plans and savings bonds

We present  below the  amounts of the assets and rights  offered as  coverage of technical reserves for insurance, private pension plans and savings bonds:

25)  Minority Interest in Subsidiary Companies

26)  Stockholders' Equity (Parent Company)

a)   Composition of capital stock

Fully  subscribed and paid-up capital  comprises  nominative-registered  shares, with no par value, as follows:

b)   We present below the movement of capital stock:

At the Extraordinary Meetings of the Board of Directors held on April 1, July 12 and November 26, 2002, approval was given respectively for the acquisition of up to 25  billion  shares,  of which 10  billion  are  common  and 15  billion  are preferred;  50 billion shares, of which 24 billion are common and 26 billion are preferred;  and 40 billion  shares,  of which 13  billion  are common and 27 are preferred  shares,  to remain in treasury for subsequent  sale or  cancellation, with no capital decrease.  At December 31, 2002,  9,797,900,000 common shares in the amount of  R$ 86,175  thousand  remained in treasury.  The minimum,  average weighted  and  maximum  costs per  thousand  of these  shares  are  respectively
R$ 7.83420,  R$ 8.79524 and  R$ 12.25290 and the market value of these shares at
December 31, 2002 was R$ 10.03 per thousand shares.

c)   Interest attributed to own capital

Non-voting  preferred shares are entitled to all rights and benefits  attributed to common  shares and in  conformity  with the Bank's  statutes have priority to repayment  of capital  and 10%  additional  interest  attributed  to own capital and/or dividends, in accordance with the provisions of Item 1, Article 17 of Law
6404/76, as amended by Law 9457/97.

In conformity with the Bank's  statutes,  stockholders  are entitled to interest attributed  to own  capital  and/or  dividends  which  total at least 30% of net
income  for  the  year,   adjusted  in  accordance   with  Brazilian   corporate
legislation.

Interest  attributed  to own capital is  calculated  based on the  stockholders'
equity  accounts and limited to the  variation of the  long-term  interest  rate
(TJLP), subject to the existence of profits computed prior to their deduction or of retained  earnings and revenue  reserves in amounts that are equivalent to or in excess of twice its amount.

It is Banco  Bradesco  S.A.'s  policy to  distribute,  during the year,  all the interest  attributed to own capital,  determined  in  conformity  with the above criteria and to compute this interest for the minimum compulsory  dividend,  net of withholding tax (IRRF).

Interest attributed to own capital - January 1 to December 31, 2002

In 2002, dividends and interest attributed to own capital were paid and proposed as follows:

27)  Commissions and Fees

28)  Personnel Expenses

29)  Administrative Expenses

30)  Other Operating Income

31)  Other Operating Expenses

32)  Non-operating Income

33)  Transactions with Subsidiary and Associated Companies (Direct and Indirect)

The main transactions with subsidiary and associated  companies were carried out at  average  market  terms and  prices at the time of the  transactions  and are summarized below:

At December 31 - In thousands of reais			
	2002		2001	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)
Interest attributed to own capital and dividends (a):				
União de Comércio e Participações Ltda.	23,500	–	312,900	–
Bradesco Seguros S.A.	86,883	–	256,217	–
Banco BCN S.A.	88,285	–	83,494	–
Banco Baneb S.A.	35,117	–	564	–
Banco Boavista Interatlântico S.A.	111,086	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	13,421	–	10,023	–
Other subsidiary and associated companies	4,687	–	1,172	–
Exchange purchases pending settlement (b):				
Banco BCN S.A.	12,025	4,340	12,646	2,266
Banco Mercantil de São Paulo S.A.	13,024	3,369	–	–
Pre-export operations (c):				
Banco BCN S.A. – Foreign	33,429	10,162	142,216	5,838
Banco Boavista Interatlântico S.A. – Foreign	456	34,836	485,709	21,610
Banco Mercantil de São Paulo S.A. – Foreign	28,159	3,986	–	–
Other subsidiary and associated companies	–	17	1,643	423
Exchange purchase payables (d):				
Banco BCN S.A.	(11,950)	(4,618)	(12,637)	(1,573)
Banco Mercantil de São Paulo S.A.	(12,239)	(1,402)	–	–
Other subsidiary and associated companies	–	(526)	–	(13)
Advances in foreign currency granted:				
Banco Mercantil de São Paulo S.A.	7,065	–	–	–
Demand deposits:				
Banco BCN S.A.- Foreign	(28,938)	_	(24,731)	_
Cidade Capital Markets Limited – Foreign	(5,036)	–	–	–
Bradesco Vida e Previdência S.A.	(1,078)	–	(6,145)	–
Bradesco Leasing S.A. Arrendamento Mercantil	(756)	–	(1,191)	–
Banco Mercantil de São Paulo S.A. – Foreign	(12,352)	–	–	–
Banco Boavista Interatlântico S.A.	(1,758)	–	(5,296)	–
Other subsidiary and associated companies	(7,942)	–	(4,413)	–
Time deposits:				
Banco BCN S.A. - Foreign	–	(26,442)	(464,183)	(42,030)
Banco Boavista Interatlântico S.A. – Foreign	–	(5,962)	(288,294)	(11,256)
Bradesco Seguros S.A.	(26,541)	(3,061)	(29,702)	(1,576)
Bradesco Argentina de Seguros S.A.	(49,078)	(1,068)	(22,900)	(221)
Átria Participações S.A.	(43,374)	(3,374)	–	–
Cidade Capital Markets Limited – Foreign	(100,346)	(372)	–	–
Other subsidiary and associated companies	(18,684)	(4,665)	(18,389)	(1,059)
Savings account deposits:				
Bus Holding S.A.	–	(28)	(352,511)	(28,595)
ABS-Empreend. Imob., Partic. e Serviços S.A.	–	–	–	(4)
Deposits/Interbank deposits (e):				
Deposits:				
Bradesco Leasing S.A. Arrendamento Mercantil	(749,661)	(123,628)	(578,753)	(2,731)
Potenza Leasing S.A. – Arrendamento Mercantil	(493,047)	(15,307)	_	_
Banco BCN S.A.	(224,076)	(1,073)	–	(216)
Banco BEA S.A.	(137,031)	(11,097)	–	–
Banco Mercantil de São Paulo S.A.	(76,786)	(6,501)	–	–
Banco Boavista Interatlântico S.A.	(72,982)	(514)	–	(47,493)
Boavista S.A. - Arrendamento Mercantil S.A.	(191,417)	(5,733)	–	–
Boavista Banking Limited	(115,561)	(128)	–	–
Other subsidiary and associated companies	(37,637)	(19,985)	–	(4,208)
Interbank deposits:				
Banco Finasa S.A.	3,501,620	516,729	1,671,200	8,024
Banco BCN S.A.	3,178,259	285,064	1,056,612	300,496
Banco Mercantil de São Paulo S.A.	782,917	55,804	–	–
Banco Boavista Interatlântico S.A.	825,257	4,357	–	7,889
Banco Baneb S.A.	_	–	–	93,427
Other subsidiary and associated companies	1,850	8,605	–	57,983

At December 31 – In thousand of reais			
	2002		2001	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)
Deposits received under security repurchase agreements/open market investments (f):				
Deposits received under security repurchase agreements:				
Banco BCN S.A.	(500,301)	(47,843)	(26,685)	(1,957)
Banco Mercantil de São Paulo S.A	(338,690)	(44,182)	–	–
Bradesco S.A CTVM	(53,047)	(8,211)	(44,441)	(4,331)
Banco Finasa S.A.	(38,022)	(6,483)	(2,868)	(308)
Other subsidiary and associated companies	(30,258)	(3,160)	(9,408)	(4,770)
Open market investments:				
Banco Boavista Interatlântico S.A.	1,306,013	33,344	8,179	89,247
Banco BCN S.A.	18,001	141,978	1,563,083	373,448
Banco BEA S.A.	7,230	23,152	–	–
Banco Baneb S.A.	16,511	12,024	139,488	54,317
Banco das Nações S.A.	–	5,597	91,644	12,460
Other subsidiary and associated companies	9,854	2,851	2,789	102
Derivative financial instruments (g):				
Bradesco Leasing S.A. Arrendamento Mercantil	33	(14,229)	3,134	1,037
Banco BCN S.A.	192	(31,139)	(10)	120,612
Bradesco Seguros S.A.	–	(5,284)	(5,318)	–
Banco Boavista Interatlântico S.A.	–	572	476	23,599
Other subsidiary and associated companies	–	8,306	–	167
Borrowings and onlendings – Foreign (h):				
Banco BCN S.A.	(302,387)	(10,518)	(200,343)	(6,041)
Banco Bradesco Luxembourg S.A.	(35,532)	(645)	–	–
Banco Boavista Interatlântico S.A.	(14,331)	(289)	–	–
Other subsidiary and associated companies.	(16,103)	(558)	(4,868)	(1,368)
Reimbursement of costs (i):				
Bradesco Leasing S.A. Arrendamento Mercantil	69	1,026	75	5,226
Services rendered (j):				
Scopus Tecnologia S.A.	(158)	(75,274)	(288)	(58,569)
CPM S.A.	(5,050)	(35,448)	(232)	(61,757)
Other subsidiary and associated companies	(10)	147	(8)	(144)
Branch rents:				
ABS-Empreend. Imob., Partic. e Serviços S.A.	–	(49,162)	–	(51,187)
Bradesco Vida e Previdência S.A.	–	(7,723)	–	(5,877)
Bradesco Seguros S.A.	–	(4,812)	–	(6,730)
Other subsidiary and associated companies	–	(8,288)	–	(7,996)
Securities abroad (k):				
Banco BCN S.A.	85,246	23,021	471,366	40,942
Other subsidiary and associated companies	–	42	–	525
Securities:				
Cibrasec – Companhia Brasileira de Securitização	867	–	–	–
Securities issued abroad:				
Banco Mercantil de São Paulo S.A.	(47,217)	(311)	–	–
Banco Boavista Interatlântico S.A.	–	–	–	(2,904)
Interbank onlendings (l):				
Banco Baneb S.A.	–	–	(1,010)	(3,474)
Banco BCN S.A.	–	(519)	–	(287)
Banco BEA S.A.	–	(1,975)	–	–
Healthcare plans:				
Bradesco Seguros S.A.	–	(119,919)	–	(109,185)
Private pension plans:				
Bradesco Vida e Previdência S.A.	–	(102,309)	–	(89,031)

a)   Interest attributed to own capital/dividends declared by the companies.
b)   Foreign exchange  portfolio  transactions in the interbank market for ready settlement.
c)   Foreign  credit lines for export  financing in Brazil,  subject to exchange variations and interest at rates practiced in the international market.
d)   These  payables  are  recorded as a  counter-entry  to  exchange  purchases pending settlement.
e)   Short-term interbank  investments - Interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit).
f)   Repurchase  and/or resale  commitments  pending  settlement,  guaranteed by government securities at normal market rates.
g)   Differences receivable and payable on swaps.
h)   Foreign  currency  loans for  financing  of  exports  subject  to  exchange variation and bearing interest at international market rates.
i)   Costs reimbursed by Bradesco Leasing S.A.  Arrendamento  Mercantil to Banco
     Bradesco S.A. on account of the use of its Branch  network  facilities  for contracting lease operations.
j)   Contract with Scopus Tecnologia S.A. for IT equipment  maintenance services and the contract  with CPM S.A.  for data  processing  systems  maintenance services.
k)   Investments in securities issued abroad, fixed rate euronotes and eurobonds subject to  exchange  variations  and  carrying  interest at rates used for securities placed in the international market.
l)   Payables on interbank  onlendings - funds from rural loans bearing interest and  charges  corresponding  to  normal  rates  practiced  for this type of transaction.

34)  Financial Instruments

a)   Risk and risk management

The main risks  related to  financial  instruments,  arising  from the  business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk;  liquidity  risk; and capital risk. The process used to manage these risks involves  the  Organization's  diverse  levels and embraces a range of different policies and strategies. The risk management policies are generally conservative and seek to limit absolute loss to a minimum.

Credit Risk

Credit  risk is the  risk  arising  from  the  possibility  of  loss  due to the non-receipt of amounts  contracted  with borrowers and their related  creditors.
Credit risk management requires a strictly disciplined control over all analyses and transactions  carried out,  safeguarding process integrity and independence.
Bradesco's  credit policy is designed to ensure  maximum  security,  quality and liquidity  in the  investment  of assets  with  agile and  profitable  business,
minimizing   risks  inherent  to  this  type  of  operation  and  directing  the establishment of operating limits and the granting of credit.  Accordingly,  the
Credit Department and Committees located at the Bank's Headquarters are critical to policy  implementation  since they are  responsible  for gearing and managing this core strategic activity. The Branches work within varying limits, according to the size  and  types  of  underlying  guarantees,  subject  to a  centralized evaluation  and  accordingly  in line with the  Organization's  credit  and risk management policy.  Operations involving less significant amounts are subject to specialized automated credit scoring systems,  maximizing the speed and security of  approvals  process  based on strict  protection  standards.  Operations  are diversified,  non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that related  guarantees are sufficient to cover the risks assumed,  considering  the purpose and terms of the credit granted.

Market Risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged  terms,  currencies and indices of the Bank's asset and  liability  portfolio.  This  risk is  monitored  on a  strict  basis by the financial market to avoid losses for institutions. At Bradesco, market risks are managed  through  methodologies  and models which are consistent  with local and
international  market  reality,   ensuring  that  the  Organization's  strategic
decisions  are  implemented  with  speed and a high  level of  reliability.  The
Organization adopts a conservative policy regarding market risk exposure and VaR
(Value at Risk)  limits are  defined by Senior  Management,  and  compliance  is monitored daily by an area which is independent from portfolio  management.  The methodology  used to  determine  VaR  has a  reliability  level  of  97.5%.  The fluctuations and  correlations  used by the models are calculated on statistical bases and  future  prospects  are  calculated  based on  economic  studies.  The methodology  applied and current  statistical  models are validated  daily using backtesting  techniques.  We  present  below  the  VaR of the  Consolidated  Own
Portfolio positions (Treasury):

In  addition,  a daily Gap  Analysis is  performed to measures the effect of the movement in the  internal  interest  rate and  foreign  exchange  coupon  curves
(interest spread paid above the foreign exchange variation) on the portfolio.
Complementing the market risk monitoring,  control and management  structure and in accordance with Central Bank regulations, a daily verification is made of the
values  at  risk  for  the  fixed  and  foreign   exchange   positions   of  the
Organization's entire portfolio and of minimum capital requirements.

Liquidity Risk

Liquidity  risk  management  is  designed  to  control  the  different  unhedged liquidation  terms of the Bank's rights and obligations as well as the liquidity of the financial  instruments used to manage the financial positions.  Knowledge and  monitoring of this risk is critical since its enables the  Organization  to settle  transactions on a timely and secure basis.  At Bradesco,  liquidity risk management involves a series of controls, mainly, the establishment of technical limits  and  an  ongoing  assessment  of the  positions  assumed  and  financial instruments used.

Capital Risk

The  Organization's  capital is  managed  to  optimize  the  risk-return  ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital
Adequacy Ratio (Basel).

b)   Market Value

The book value,  net of allowances  for  mark-to-market,  of the main  financial instruments  and their  corresponding  market  value at  December  31,  2002 are summarized as follows:

Determination of market value of financial instruments:

o    Securities, investments,  subordinated debt, other liabilities and treasury stock:  based on the  average  quotation  prevailing  in the  corresponding markets  at the  balance  sheet  date.  In the event no market  prices  are available,  amounts are  estimated  based on the prices  quoted by dealers, price  definition  models,  quotation  models or quotations for instruments with similar characteristics.

o    Prefixed credit operations: determined by discounting estimated cash flows, using  interest rates which are equivalent to interest rates applied by the
     Bank for new contracts with similar features practiced on the balance sheet date;

o    Time  deposits,  funds  for  issuance  of  securities  and  borrowings  and onlendings: calculated by discounting the difference between the cash flows under the contract terms and the rates practiced on the balance sheet date.

c)   Derivatives

Bradesco carries out transactions  involving  financial  instruments,  which are recorded in balance  sheet or memorandum  accounts,  for its own account and for customers.  The derivative  financial  instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations. The derivatives  generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial  instruments according to the terms and dates set forth in the  contracts.  Under the  option  contracts,  the purchaser  is  entitled,  but not  obliged,  to  purchase  or  sell a  financial instrument at a specific strike price in the future.

(I)  The amounts of the  instruments  recorded in balance  sheet and  memorandum accounts at December 31, 2002 are summarized below:

Derivatives  include  operations falling due in D+1 to be settled in currency at
December 30, 2002 price levels.

Amounts  relating to swap  contracts  are  recorded in  securities  - derivative
financial   instruments  and  related  outstanding  amounts  receivable,   total
R$ 238,839 thousand, BRADESCO - R$ 167,271 thousand and related amounts payable, are classified in other  liabilities - derivative  financial  instruments  total
R$ 568,328 thousand, BRADESCO - R$ 193,939 thousand.

(II) We  present  below the  composition  of  Derivative  Financial  Instruments
     (assets and liabilities) stated at restated cost and market value:

(III) Futures, option, forward and swap contracts fall due as follows:

(IV) We present  below the type of margin  given as  collateral  for  Derivative
     financial   instruments,    comprising   mainly   futures   contracts   and
     corresponding amounts:

(V)  We present below the amounts of net revenue and expense  recorded in income for the year ended December 31:

(VI) We  present  below  the  overall   amounts  of  the  Derivative   financial
     instruments, separated by place of trading:

35)  Employee Benefits

Banco Bradesco and its subsidiaries do not maintain:

o   Dismissal benefits
o   Stock option plans
o   Long-term benefits
o   Post-employment benefits, except the private pension plans, described below:

Banco   Bradesco,   its   subsidiaries   and   its   employees   contribute   as
sponsors/participants  to an unrestricted  benefits  generating  plan (PGBL),  a system which  permits the  accumulation  of savings by  participants  over their professional  careers through  contributions  paid by them and their  employers.
These  resources are invested in an Exclusive  Financial  Investment Fund - FIFE and the plan is of the  defined  contribution  type.  The  program is managed by
Bradesco Vida e Previdência  S.A. and BRAM Bradesco  Asset  Management  Ltda. is
responsible   for  the  financial   administration   of  the  FIFE  funds.   The
contributions paid by employees and by Bradesco and its subsidiaries total 4% of salary,  except for  participants  who in 2001 opted to migrate to the PGBL plan from the defined  benefits  plan and whose  contributions  to the PGBL plan were maintained  at the levels in force for the defined  benefits plan at the time of migration,  respecting nevertheless the 4% minimum. The actuarial liabilities of the  defined  contribution  plan (PGBL) at  December  31, 2002 total  R$ 466,850 thousand and are fully covered by the net equity of the corresponding FIFE fund.
As  well  as  the  aforementioned   defined  contribution  plan  (PGBL),  former
participants  of the defined  benefits  plan are  guaranteed  their  accumulated rights in the latter plan. For former  participants of the defined benefits plan and  retired  participants  and  pensioners,  the  present  value of the  plan's actuarial  liabilities at December 31, 2002 totals R$ 1,397,610  thousand and is fully covered by technical reserves.

The sponsorship withdrawal process of the Boavista Prev - Multisponsored Pension
Fund (for former  employees  of Banco  Boavista  Interatlântico  S. A.) plan was concluded on August 12, 2002.  No gains or losses were  recorded in the sponsors as a result of this sponsorship withdrawal process.

The subsidiary Banco BEA S.A.  maintains  supplementary  pension plan managed by
Caixa  de  Previdência  dos  Funcionários  do BEA - CABEA,  which  is  currently undergoing a  sponsorship  withdrawal  process,  with base date  established  at
November  30, 2002 and whose  sponsor's  contributions  ceased from  December 1,
2002.  The  participants  ceased to contribute as from the same date. The plan's actuarial liabilities are fully covered by technical reserves.

The  subsidiary   Banco  Baneb  S.A.  and  its   subsidiaries  are  sponsors  of
supplementary  pension  plans of the  defined  contribution  (PGBL) and  defined benefits type,  through Fundação Baneb de Seguridade  Social - BASES (for former
Baneb employees).

The  contributions  paid  by  the  sponsors  and  participants  to  the  defined contribution plan (PGBL) correspond to 3.40% of salary. The defined contribution plan's (PGBL)  actuarial  liabilities are fully covered by the plan's net equity which at December 31, 2002 totals  R$ 103,484  thousand.  Based on the report of the independent actuary,  the present value of the actuarial  liabilities of the defined benefits plan and its assets for coverage of the liabilities  assumed is presented below:

Main assumptions used in the actuarial appraisal:

The funds guaranteeing the private pension plans are invested in compliance with applicable  legislation  (government  securities  and  corporate  bonds,  listed company stock and real estate).

Expenses with  contributions  made during the year totaled  R$ 137,729  thousand
(2001 - R$ 132,556  thousand)  BRADESCO - R$ 102,309  thousand (2001 - R$ 89,031 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits  including:  healthcare  insurance,  dental care, group life and personal  accident,  insurance as well as  professional  training,  the expenses for which  totaled  R$ 723,399  thousand  (2001 - R$ 652,529  thousand)
BRADESCO - R$ 551,855 (2001 - R$ 491,352 thousand).

36)  Income Tax and Social Contribution

a)   Calculation of income tax and social contribution charges:

b)   Statement of income tax and social contribution benefit (expense)

c)   Statement of deferred income tax and social contribution assets

d)   Expected realization of deferred tax assets on temporary  differences,  tax losses and negative basis of social contribution

The  present  value of  deferred  tax  assets,  calculated  based on the average funding rate, net of tax effects,  totals R$ 3,959,106  thousand  (BRADESCO - R$
2,100,799  thousand),  of which R$  2,992,082  thousand  (BRADESCO  -  1,857,583 thousand)  consist of temporary  differences,  R$ 394,595 thousand of tax losses and negative basis of social  contribuition and R$ 571,529 thousand  (BRADESCO -
R$ 243,216  thousand)  of  deferred  social  contribuition  assets  (Provisional
Measure 2158-35).

e)   Deferred tax assets - unrecorded

Deferred tax assets were not recorded in the amount of R$ 284,050 thousand.

f)   Deferred tax liabilities

The  Bradesco  Organization  has deferred  tax  liabilities  in the amount of R$
461,982   thousand   relating  to:  income  tax  and  social   contribution   on
mark-to-market  adjustments of securities and derivative financial instruments -
R$ 232,640  thousand;  excess  depreciation - R$ 193,201  thousand;  revaluation reserve -R$ 19,961 thousand; and others - R$ 16,180 thousand.

37)  Other Information

a)   The net  assets of the  investment  funds  and  portfolios  managed  by the
     Bradesco  Organization at December 31, 2002 totaled R$ 64,268,594  thousand
     (2001 - R$ 59,042,367 thousand).

b)   On September  19, 2002,  Bradesco  Leasing  S.A. -  Arrendamento  Mercantil
     registered  at  the  CVM a  sole  series  for  public  offer  of  1,200,000 nominative-registered  non-convertible  debentures (9th issue), with a unit value of R$  1,000.00,  issued on June 1, 2002,  in the total  amount of R$
     1,200,000.00  of  subordinated  debt type, with a 10-year term, as from the date of issuance,  as approved at the Extraordinary Meeting of the Board of
     Directors of Bradesco Leasing, held on May 16, 2002.

c)   At the Extraordinary General Meeting of Banco Bradesco S.A. held on January
     10,  2003,  approval  was  given for the  following:  (i)  cancellation  of
     9,797,900,000  common  nominative  shares,  with  no  par  value,  held  in treasury;  (ii) a capital  increase  in the amount of R$ 501,000  thousand, increasing capital from R$ 5,200,000 thousand to R$ 5,701,000 thousand with
     the  issue  of  new  nominative  shares,   with  no  par  value,  of  which
     33,652,745,021  are common and  33,147,254,979  are preferred shares, to be subscribed  during the period from January 20 to February  19, 2003.  These decisions will be effective subsequent to ratification by BACEN.

d)   On January 10, 2003, Banco Bradesco S.A.  entered into a "Private  Business
     Integration   Agreement  and  Other  Accords"  with  Banco  Bilbao  Vizcaya
     Argentaria,  S.A. for the  acquisition of the share control of Banco Bilbao
     Vizcaya Argentaria Brasil S.A. (BBV Brasil).  The acquisition also includes
     BBV  Brasil's  direct and indirect  subsidiaries.  The  conclusion  of this operation  is subject to approval  by the  regulatory  authorities  and the results of the due  diligence to be completed  within 30 days from the date of the  Financial  Statements  for the year ended  December 31, 2002 become available.

e)   On January 27, 2002,  Banco  Bradesco  S.A.  signed an  "Agreement  for the
     Transfer  of Rights  and  Obligations  and  Other  Accords"  regarding  the acquisition  of the  activities  of  Administration  and  Management of the
     Securities  and  Investment  Fund  portfolios  managed by JP Morgan Fleming
     Asset Management. The operation which should be concluded in a period of up to  60  days  involves  the  transfer  of  approximately  R$ 7  billion  in third-party  in excess of R$ 60  billion.  These  assets will be managed by
     BRAM  -  Bradesco  Asset  Management  Ltda.    Initially,   a  Consultative
     Committee, comprising professionals from Bradesco, BRAM and JP Morgan, will be formed designed to maximize the quality of this transition process.

                                                                                                                                     72

Board of Directors and Board of Executive Officers

Cidade de Deus, Osasco, SP, January 30, 2003

Board of Directors

Chairman                              Department Directors               Regional Directors
Lázaro de Mello Brandão               Adineu Santesso                    Ademar Monteiro de Moraes
                                      Airton Celso Exel Andreolli        Airton Martello
Vice Chairman                         Alfredo Antônio Lima de Menezes    Alexandre da Silva Glüher
Antônio Bornia                        André Rodrigues Cano               Altair Antônio de Souza
                                      Antônio Carlos Del Cielo           Aurélio Guido Pagani
Members                               Candido Leonelli                   Claudio Fernando Manzato
Dorival Antônio Bianchi               Carlos Laurindo Barbosa            Edson Pereira dos Santos
Mário da Silveira Teixeira Júnior     Carlos Roberto Parenti             Elias Rodrigues Malheiro
Márcio Artur Laurelli Cypriano        Denise Pauli Pavarina de Moura     Idevalter Borba
João Aguiar Alvarez                   Douglas Tevis Francisco            João Ceschi Sobrinho
Denise Aguiar Alvarez Valente         Hélio Machado dos Reis             José Antônio Salmazi
                                      Jair Delgado Scalco                Josué Augusto Pancini
Board of Executive Officers           João Batistela Biazon              Laércio Carlos de Araújo Filho
                                      João Cariello de Moraes Filho      Luiz Carlos de Carvalho
Executive Officers                    José Carlos Perri                  Maria Eliza Sganserla
                                      José Luiz Rodrigues Bueno          Paulo de Tarso Monzani
President                             José Maria Soares Nunes            Paulo Ricardo da Silva Barra
Márcio Artur Laurelli Cypriano        Karl Heinz Kern                    Raimundo Nonato Ribeiro
                                      Kazuhiro Yano                      Renaud Roberto Teixeira
Executive Vice Presidents             Luiz Alves dos Santos              Roberto José Barbarini
Décio Tenerello                       Luiz Carlos Angelotti              Sebastião Carlos Pereira da Silva
Laércio Albino Cezar                  Luiz Fernando Ceruli               Siladelfo Rodrigues Guerra
Arnaldo Alves Vieira                  Luiz Fernando Peres
Luiz Carlos Trabuco Cappi             Marcos Bader
Sérgio Socha                          Mário Luiz Lancellotti
Julio de Siqueira Carvalho de Araujo  Mauro Roberto Vasconcellos Gouvêa
Milton Almicar Silva Vargas           Milton Clemente Juvenal
                                      Nilton Pelegrino Nogueira
Managing Directors                    Osvaldo Corrêa Fonseca
Armando Trivelato Filho               Ricardo Dias
Carlos Alberto Rodrigues Guilherme    Roberto Elias Abud Squeff
José Alcides Munhoz                   Romulo Nagib Lasmar
José Guilherme Lembi de Faria         Sérgio Alexandre Figueiredo Clemente
Luiz Pasteur Vasconcellos Machado     Sergio Sztajn
Milton Matsumoto                      Toshifumi Murata
Ozias Costa                           Valter Crescente
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu

Accounting Department
Moacir Nachbar Junior
Accountant-CRC 1SP198208/O-5

Report of the Audit Committee

Banco Bradesco S.A.

The undersigned  members of the Audit  Committee of Banco Bradesco S.A.,  having performed  a  detailed  review  of  the  Directors'  Report  and  the  Financial
Statements  for the  year  ended  December  31,  2002,  in  comparison  with the accounting  records and documents  presented by the Board of Executive  Officers and of the technical  study  addressing  the  feasibility  of the  generation of taxable income,  brought to present value, for the purpose of realizing deferred tax assets, in compliance with CVM Instruction 371 of June 27, 2002,  Resolution
3059 of December 20, 2002, of the National Monetary Council and Circular 3171 of
December 30, 2002,  of the Brazilian  Central  Bank, as well as a  thoroughgoing study and evaluation of all the  administrative  acts and events relating to the aforementioned period, based also on the report of KPMG Auditores Independentes, hereby  declare said  documents  to be perfectly  regular and to convey the true position  of the  Company,  recommending  the  approval  thereof by the Board of
Directors of the Bank.

Cidade de Deus, Osasco, SP, January 30, 2003

Ricardo Abecassis E. Santo Silva
Sócrates Fonseca Guimarães
Oswaldo de Moura Silveira

Independent auditors' report on special review

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined the balance sheet of Banco  Bradesco S.A. and the  consolidated balance  sheet of Banco  Bradesco S.A. and its  subsidiaries  as of December 31,
2002 and the related statements of income,  changes in stockholders'  equity and
changes  in  financial   position  for  the  year  then  ended,  which  are  the
responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards  generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality  of the  balances,  the volume of  transactions  and the  accounting systems and internal accounting  controls of the Bank and its subsidiaries;  (b)
verification,  on a test basis,  of the evidence and records  which  support the amounts and  accounting  information  disclosed;  and (c) evaluation of the most significant  accounting policies and estimates adopted by management of the Bank and its  subsidiaries,  as well as the presentation of the financial  statements taken as a whole.

In our opinion, the aforementioned  financial statements fairly, in all material respects,  the financial  position of Banco  Bradesco S.A. and the  consolidated financial  position of Banco Bradesco S.A. and its  subsidiaries  as of December
31, 2002, and the results of its operations, changes in its stockholders' equity and changes in its  financial  position for the year then ended,  in  conformity with accounting practices adopted in Brazil.

As mentioned in Note 10 to the financial statements report, the Bank adopted, in the first semester of 2002, the new criteria for recording and evaluation of the securities and derivative financial instruments,  determined by the Central Bank of Brazil.

The financial  statements of Banco Bradesco S.A. and the consolidated  financial statements of Banco Bradesco S.A. and its subsidiaries,  related to the semester ended December 31, 2001, presented for comparison purposes,  were examined by us and by other  independent  auditors,  and based on our  examinations  and on the reports of other independent  auditors related to the subsidiaries  described in
Note 2 (item 1), we issued an unqualified opinion dated February 1, 2002.

January 30, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Marcelo Bessan
Accountant CRC 1SP129705/O-0

Claudio Rogélio Sertório
Accountant CRC1SP212059/O-0

           If you require any further information please contact:

                           Board of Executive Officers

                            Luiz Carlos Trabuco Cappi
            Executive Vice-President and Investor Relations Director

                           Tel: (# 55 11) 3681 - 4011
                           Fax: (# 55 11) 3684 - 4630

                      e-mail: 4000.trabuco@bradesco.com.br

                    General Secretariat - Investor Relations

         Jean Philippe Leroy - Investor Relations Technical Director

                      Tel: (#55 11) 3684-9229 and 3684-9231
                      Fax: (#55 11) 3684-4570 and 3684-4630
                        e-mail: 4260.jean@bradesco.com.br

                     Cidade de Deus - Prédio Novo - 5° andar
                             Osasco - SP - 06029-900
                                     BRAZIL

                              www.bradesco.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2003

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.